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Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-132594

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 3, 2006

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 30, 2006

$50,000,000

       % Convertible Senior Notes Due                     , 2013

        We are selling $50,000,000 of     % convertible senior notes due              , 2013. We will pay interest on the notes each               and     . The first interest payment will be made on                        , 2006.

        We may redeem the notes, in whole or in part, at any time before                     , 2011 at a redemption price payable in cash equal to 100% of the principal amount, plus any accrued and unpaid interest, and an additional "coupon make-whole" payment if in the previous 10 trading days the volume weighted average price of our common stock exceeds 150% of the prevailing conversion price for at least five consecutive trading days. We may redeem the notes, in whole or in part, on or after                     , 2011 at a redemption price payable in cash equal to 100% of their principal amount plus any accrued and unpaid interest.

        There is no sinking fund for the notes.

        The notes are convertible at the option of the holder into our common stock or cash or a combination thereof, at our option, subject to the conditions described below, at an initial conversion price of $              per share (subject to adjustment for certain events), at any time prior to their maturity, unless previously redeemed. This is equivalent to a conversion rate of approximately              shares per $1,000 principal amount of notes.

        The notes are convertible if any of the following conditions is satisfied:

  •
  during any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share on such last trading day;

  •
  if we have called the notes for redemption;

  •
  if the average of the trading prices of the notes for any five consecutive trading day period is less than 98% of the average of the conversion values of the notes during that period;

  •
  if we make certain significant distributions to the holders of our common stock;

  •
  in connection with a transaction or event constituting a fundamental change; or

  •
  at any time on or after              , 2013 until the close of business on the business day immediately preceding the maturity date.

        If the notes are converted in connection with a fundamental change, as described in this prospectus supplement, holders of the notes may also receive a make-whole premium payable in shares of our common stock or the consideration into which our common stock has been converted or exchanged in connection with the fundamental change. The amount of the make-whole premium, if any, will be based on the stock price (as described in this prospectus supplement) and the effective date of the fundamental change.

        The notes will be our general unsubordinated unsecured obligations and will rank equal in right of payment with all of our other existing and future unsubordinated unsecured obligations; rank junior in right of payment to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations; and be structurally subordinate in right of payment to all existing and future obligations of our subsidiaries, including trade credit. The notes will not be guaranteed.

        The underwriters have an option to purchase a maximum of $7,500,000 in aggregate principal amount of additional notes solely to cover over-allotments of notes. If the principal amount of notes that we are offering increases or decreases, as described below, the underwriters' over-allotment option also will be proportionately increased or decreased.

        Concurrently with this offering, we are offering 12,500,000 shares of our common stock in a public offering. In this offering and the concurrent offering of common stock, taken together, we are proposing to issue and sell securities having an aggregate gross offering price of approximately $102 million. We may, however, modify the principal amount of notes or the number of shares of common stock that we are offering. The consummation of this offering is conditioned upon the concurrent consummation of the offering of common stock and vice versa. The consummation of our acquisition of Royster-Clark Nitrogen, Inc. is not a condition to the consummation of this offering or the common stock offering.

        Investing in our notes involves risks. See "Risk Factors" on page S-15.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Rentech
Per Note	%	%	%
Total	$	$	$
(1)
Plus accrued interest, if any, from                        , 2006.

        Delivery of the notes in book-entry form only will be made on or about April     , 2006.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Canaccord Adams

The date of this prospectus supplement is April     , 2006.

Prospectus Supplement

Prospectus

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described below under the headings "Incorporation of Certain Documents by Reference" and "Where You Can Find More Information About Rentech."

        If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See "Incorporation of Certain Documents By Reference."

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

        Statements made in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein that are not historical factual statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "anticipate," "should" and other comparable terms or the negative of them. You are cautioned that, while forward- looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include, but are not limited to, those described under the heading "Risk Factors" in this prospectus supplement. Any and all forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

MARKET AND INDUSTRY DATA

        The market, industry or similar data presented or incorporated by reference herein are based upon estimates by our management, using various third party sources where available. While our management believes that such estimates are reasonable and reliable, in certain cases such estimates cannot be verified by information available from independent sources. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus supplement.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus supplement. Because this is only a summary, it does not contain all of the information that you should consider before investing in the securities offered hereby. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including "Risk Factors" beginning on page S-15 of this prospectus supplement, before deciding to invest in our securities. Unless otherwise indicated, financial information included in this prospectus supplement is presented on an historical basis and assumes that the underwriters do not exercise their over-allotment options related this offering or the concurrent offering of common stock. As used in this prospectus supplement, unless we indicate otherwise or the context otherwise requires (such as with respect to the securities offered hereby), the terms "our," "we," "us," "Rentech," "the Company" and similar terms refer to Rentech, Inc. and our subsidiaries.

Our Company

        We were incorporated in 1981 to develop technologies that transform under-utilized energy resources into valuable and clean alternative fuels, chemicals and power. We have developed an advanced derivative of the well-established Fischer-Tropsch, or FT, process for manufacturing diesel fuel and other fuel products. The FT process was originally developed in Germany in the 1920s. Our proprietary application of the FT process, which we refer to as the Rentech Process, efficiently converts synthetic gas, referred to as syngas, derived from coal, petroleum coke or natural gas into liquid hydrocarbon products, including ultra high-quality diesel fuel and other fuel products.

        Both the Rentech Process and the fuels it produces carry unique and differentiating characteristics which we believe will facilitate economic deployment of the Rentech Process in large scale commercial projects. First, since our process is able to utilize solids such as coal as a principal feedstock, we are able to take advantage of the relative stability of coal prices compared to other hydrocarbon-based feedstocks such as natural gas. Second, because the fuels derived from our proprietary process have a long shelf life and can be manufactured using domestic resources, they effectively address national security priorities framed by foreign control of oil reserves and limited domestic refining capacity. And third, because fuel produced by the Rentech Process is a clean-burning fuel which exceeds all current and promulgated environmental rules applicable to diesel engines and requires no new distribution infrastructure, we believe there are no restrictions on immediate and widespread adoption of FT fuels.

        Our business historically has focused on the research and development of the Rentech Process and its licensing to third parties. During 2004, we decided to directly deploy our technology in select domestic projects in order to demonstrate commercial operation of the Rentech Process. We are planning initially to implement this strategy by purchasing Royster-Clark Nitrogen, Inc., which owns an operating natural gas-fed nitrogen fertilizer facility in East Dubuque, Illinois. The acquisition will allow us to commercially deploy the Rentech Process on an accelerated basis by using the existing infrastructure and systems of the facility. We intend to continue to operate the facility for the production of nitrogen fertilizer products while we execute a phased conversion to a commercial scale FT fuel production facility. In Phase 1 of the conversion, we intend to add a commercially available clean coal gasification module that converts coal into syngas for use in fertilizer production and to add a power plant generating energy from the excess steam produced in the coal gasification process. The converted facility is expected to be capable of producing enough power to meet all of its needs and to provide excess power for sale to the local grid. During Phase 1A of the conversion, we plan to add the Rentech Process to produce liquid hydrocarbon products, such as diesel and jet fuels, from the excess syngas produced from the coal gasification process. By converting the East Dubuque facility in this manner, we believe we can significantly enhance its profitability. We refer to the integration of the Rentech Process with the production of nitrogen fertilizer products and power as "polygeneration." We presently anticipate that Phases 1 and 1A of the conversion will cost approximately $750 million

(including approximately $250 million of interest during construction, potential debt reserve requirements and other expenses) and approximately $60 million, respectively.

        We intend to follow the conversion of the East Dubuque facility with other projects focusing on FT production and polygeneration opportunities involving small to medium sized facilities with a production capacity of up to 50,000 barrels of fuel per day. As part of this strategy, we are currently in the development stages for a project in Mississippi that would involve the construction of an FT facility on undeveloped land situated along the Mississippi River at the Port of Natchez. The site is located within the federally designated Hurricane Katrina Gulf opportunity "GO Zone." In addition to the East Dubuque and Natchez projects, we are pursuing opportunities with major coal mining companies to site and build FT facilities located at coal mines.

Business Strategy

        Our strategic objective is to establish the Rentech Process as the standard technological platform for coal-to-liquids production. Key elements of our strategy include:

        Accelerate deployment of the Rentech Process by using existing infrastructure.    By using the infrastructure already in place at the East Dubuque facility, we believe we can produce an FT facility that utilizes the Rentech Process in less time than would be required if we constructed an entirely new facility to manufacture a similar type and quantity of products. We believe the enhanced speed to market will provide an opportunity for us to set the standards for manufactured fuels to be used by end users. We also believe the project will enable us to establish our technology as an accepted and financeable platform for future facilities. Acquiring and converting the East Dubuque facility also will allow us to generate immediate revenues and cash flows by continuing operations while its reconfiguration is underway.

        Strategically build projects in the United States utilizing the Rentech Process.    We intend to develop greenfield projects, which involve no existing infrastructure or process plant, where the design is both replicable and scalable. In addition to the East Dubuque and Natchez projects, we plan to focus on greenfield projects located at coal mines. We believe we will be able to leverage the engineering, design and construction associated with each facility, thereby reducing the required capital and technical resources for each subsequent project. We will target projects where the scale-up opportunities are such that, over time, we can achieve production capacity of up to 50,000 barrels per day of FT fuels. While our technology would enable us to pursue larger projects, we believe that small to medium sized projects require less capital and development time.

        Extend the reach of Rentech technology through licensing.    We plan to continue to market the licensing of our technology for coal and other carbon bearing feedstock to enhance the deployment and acceptance of our technology. We believe that our successful commercialization of the Rentech Process will enhance our licensing opportunities, resulting in additional revenue streams.

        Continue investment in our research and development program.    We intend to continue to invest in advancing our technology. Our product development unit, currently being developed on a site we own in Commerce City, Colorado, will serve as a platform to allow us to remain a leader in alternative fuels technology. We are preparing to build and operate on the site what we believe will be the United States' first fully integrated Fischer-Tropsch, coal-to-liquids, product development unit research facility.

Our Proprietary Rentech Process

        Our proprietary Rentech Process is a significant enhancement of the Fischer-Tropsch technology originally developed in Germany in the 1920s. Prior to the application of the Rentech Process, hydrocarbon feedstocks are reformed by various commercially available processes into syngas. The syngas is then converted through the Rentech Process into differentiated liquid hydrocarbon products in a reactor vessel containing Rentech's patented and proprietary catalyst, and then upgraded with commercially available refining processes. We believe the ability of the Rentech Process to efficiently utilize a broad range of hydrocarbon feedstocks, including coal and other lower priced feedstocks, distinguishes it from competing technologies.

        We also believe the successful integration of the Rentech Process into the East Dubuque facility will enable us to more cost efficiently produce nitrogen fertilizer products at the facility, while also producing transportation fuels and power. In addition, we believe that the operating cost savings we expect to achieve following the conversion of the facility to use coal as feedstock rather than more expensive natural gas, as well as the enhanced revenue opportunities from the production of diesel fuels and power, will permit us to earn an attractive return on the capital costs of the conversion.

        The diagram below provides an overview of production of nitrogen fertilizer products, transportation fuels and power with the Rentech Process.

        The Rentech Process can be used with fossil fuels like coal, petroleum coke and natural gas. In addition to coal-to-liquids markets, other potential markets for the Rentech Process include unused natural gas supplies associated with producing crude oil fields that are presently being flared, re-injected into the reservoir or merely left in the ground due to the lack of economic or practical means to transport these resources to market. Our technology could also enable refineries to more fully utilize heavier crude oil in addition to petroleum coke to produce an improved slate of higher-value products. Potential benefits to the refiner include lower refinery feedstock costs, higher revenue and a reduction in waste disposal costs leading to increased margins.

        Use of the Rentech Process in a Fischer-Tropsch facility was successfully demonstrated in 1992 and 1993 at the Synhytech facility located at Pueblo, Colorado. The Synhytech facility was designed to produce up to 235 barrels of liquid hydrocarbons per day. Our licensee, Fuel Resources Development Company, or Fuelco, had full control of the supply of syngas and the construction and operation of the facility. We designed the Fischer-Tropsch reactors and provided our catalyst for use in the FT reactors. The facility was constructed at a municipal landfill, with the intent of using, at minimal cost, the methane in the landfill gas that was generated from the decomposition of the landfill material. Although the Rentech Process performed as expected to produce liquid hydrocarbons, Fuelco determined that the volume and the energy content of the landfill gas it captured were inadequate to operate the facility on an economic basis, and thus ceased operation of the facility.

Competitive Strengths

        Advanced Fischer-Tropsch Technology.    We believe the ability of the Rentech Process to efficiently utilize a broad range of hydrocarbon feedstocks, including coal and other lower priced feedstocks, distinguishes it from other FT technologies. Other key aspects of our technology are our patented and proprietary catalyst, reactor design and the overall configuration of the process. We believe our iron catalyst is a superior FT technology as it requires lower capital costs for the conversion of solids and reduces operating costs compared to cobalt based catalysts.

        Abundant Low Cost Coal Reserves.    We believe that we have a competitive advantage because the Rentech Process uses abundantly available coal as feedstock. In the United States, there are vast deposits of coal (approximately 500 billion tons of proven reserves), which represent approximately 97% of the domestic fossil energy reserves on an energy equivalent basis according to the United States Department of Energy. The United States produces more than one-fifth of the world's coal and is the second largest coal producer in the world, exceeded only by China. In 2004, total coal production in the United States as estimated by the United States Department of Energy was 1.1 billion tons. Due to the extensive supply, coal prices have been historically stable compared to prices for oil and natural gas in the United States, which reached record levels in 2005.

        Significant Growth Potential for Clean Fuels.    The Clean Air Act Amendments of 1990, or the CAAA, established several programs in order to improve air quality by, among other things, imposing restrictions on the emissions of hazardous pollutants into the atmosphere. As a means to address common sources of air pollution such as automobiles, trucks and electric power plants, the CAAA encourages the development and sale of alternative fuels as the United States attempts to meet national air quality standards. In addition, beginning in 2006, the United States Environmental Protection Agency will start to phase-in a program to reduce the permissible sulfur content in highway diesel fuel from 500 parts per million to 15 parts per million. Furthermore, California has promulgated state-specific standards to reduce the sulfur content of diesel fuel. FT diesel fuel produced using the Rentech Process is a low-sulfur, clean-burning fuel, and should therefore be attractive to users.

        Proven Coal Gasification Technology.    Gasification offers the cleanest, most efficient method available to produce syngas from feedstocks such as coal, petroleum coke, high sulfur fuel oil or materials that would otherwise be disposed as waste. Gasification has been in commercial use for more than fifty years as a process technology for the refining, chemical and power industries. Over the ten year period between 1990 and 1999 world gasification capacity grew by 50%, with forty-three new facilities coming on line. Coal and petroleum-based materials provide the vast majority of feedstocks for world gasification capacity, making up 80% of the capacity added between 1990 and 1999.

        Strong Government Support.    In 2000, Congress designated liquid fuels from domestic coal and natural gas as an "alternative fuel" under the Energy Policy Act of 1992. The Energy Policy Act of 1992 set the stage for incentives under the Highway Reauthorization and Excise Tax Simplification Act of 2005, which provides a $0.50 per gallon fuel excise tax credit for FT fuels from coal. The Energy Policy Act of 2005, or the EPACT 2005, also provides for a 20% tax credit for qualifying gasification projects and authorizes grants for gasification and gasification coproduction. In addition, EPACT 2005 authorizes comprehensive loan guarantees up to 80% of the project cost for deployment and commercialization of innovative technologies. We anticipate that our proposed projects may qualify for us to receive grants, loan guarantees and other incentives under EPACT 2005.

        Experienced Management.    We have assembled a team of professionals with over 100 years of experience in the industry. Our Chief Executive Officer, D. Hunt Ramsbottom, has 25 years of experience operating growth stage companies. Our Chief Operating Officer, Douglas M. Miller, has over 20 years of experience in the energy industry, most recently as a senior executive with Unocal Corporation.

Acquisition of Royster-Clark Nitrogen, Inc.

        Royster-Clark Nitrogen, Inc., or RCN, owns and operates a nitrogen manufacturing facility located in East Dubuque, Illinois. The facility has the capacity to produce approximately 830 tons of ammonia per day. On November 5, 2005, we entered into a definitive stock purchase agreement with Royster-Clark, Inc., or Royster-Clark, for the purchase of all the issued and outstanding shares of capital stock of RCN. Under the terms of the agreement, subject to obtaining sufficient financing and the approval of our shareholders and other customary conditions, we will pay $50 million for the stock of RCN, plus an amount equal to RCN's closing net working capital as defined in the agreement.

        The East Dubuque facility is designed to produce anhydrous ammonia, nitric acid, ammonium nitrate solution, liquid and granular urea, nitrogen solutions (urea ammonium nitrate solution, or UAN) and carbon dioxide using natural gas as a feedstock. Sales of anhydrous ammonia and UAN make up over 80% of the facility's total revenues. Following our acquisition of RCN, we expect to sell all of the facility's products other than carbon dioxide pursuant to a long-term distribution agreement with Royster-Clark, which will then primarily sell them to wholesale and retail agricultural customers. Carbon dioxide will continue to be sold to third parties on a contract basis. In 2005, final products shipped from the facility totaled approximately 365,000 tons of ammonia and upgraded nitrogen products and approximately 86,000 tons of carbon dioxide. After we have converted the facility to use coal as feedstock, it is expected to be able to produce approximately 526,000 and 110,000 tons of ammonia and upgraded nitrogen products and carbon dioxide per year, respectively.

        Prior to our conversion of the East Dubuque facility to use coal as a feedstock, the principal feedstock will continue to be natural gas. We will purchase natural gas for use in the facility in the spot market, through the use of forward purchase contracts, or a combination of both. Forward purchase contracts will be used to lock in pricing for a portion of the facility's natural gas requirements. These forward purchase contracts will generally be either fixed-price or index-priced, short term in nature and for a fixed supply quantity. The East Dubuque facility is able to purchase natural gas at competitive prices due to its connection to the Northern Illinois Gas Company, or NICOR, distribution system and its proximity to the Northern Natural Gas pipeline. Natural gas purchases used in production were approximately 8.7 billion cubic feet in 2005. After completion of Phase 1, the East Dubuque facility is expected to purchase approximately 1,560 tons of coal per day on a fixed contract basis.

Sources and Uses of Funds

        We intend to use the net proceeds from this offering, together with net proceeds from our concurrent offering of common stock, to consummate the acquisition of RCN, to fund its working capital, to pay related fees and expenses and for general corporate purposes. The estimated sources and uses of funds are shown in the table below.

Sources		Uses
(thousands)
Revolving facility(1)(2)	$—	Purchase of RCN capital stock(2)	$50,000
Common stock(3)	52,250	RCN net working capital acquired(2)	20,500
Convertible notes offered hereby(3)	50,000	General corporate purposes(2)(3)	24,080
		Estimated fees and expenses	7,670

Total Sources	$102,250	Total Uses	$102,250

(1)
In connection with our acquisition of RCN, we expect RCN to enter into a revolving working capital facility providing for up to $30 million in borrowing availability. See "Description of Other Indebtedness—Revolving Facility."

(2)
Pursuant to our stock purchase agreement with Royster-Clark, the purchase price for RCN is equal to $50 million plus the amount of RCN's closing net working capital, as defined in the agreement. Our estimate of RCN's net working capital reflected in the table is subject to change at the time of the closing of the acquisition. To the extent that RCN's net working capital at the closing of the acquisition is lower than the amount shown in the table, the amount available for general corporate purposes would increase by a like amount. To the extent that RCN's net working capital at closing is higher than the amount shown in the table, the amount available for general corporate purposes would decrease by a like amount. Depending on the actual level of working capital and expected working capital needs post-closing, we may elect to partially draw on the revolving facility. In the event of such a drawing, the amounts reflected in the table for the revolving facility and general corporate purposes and/or RCN net working capital acquired would correspondingly increase.

(3)
Concurrently with this offering, we are offering 12.5 million shares of our common stock in a public offering. See "The Offering—Concurrent Offering of Common Stock." In this offering and the concurrent offering of common stock, taken together, we are proposing to issue and sell securities having an aggregate gross offering price of approximately $102 million. We may, however, modify the principal amount of the notes or the number of shares of common stock that we are offering. Any increase or decrease in the aggregate net proceeds raised from this offering or the concurrent offering of common stock will change the net proceeds available for general corporate purposes.

The Offering

        We provide the following summary solely for your convenience. This summary is not a complete description of this offering. You should read the full text and more specific details contained elsewhere in this prospectus supplement, the accompanying prospectus, and any other offering material. For a more detailed description of the notes, see the section entitled "Description of the Notes" in this prospectus supplement, "Description of Debt Securities" in the accompanying prospectus and the documents incorporated by reference herein.

Issuer	Rentech, Inc.
Notes Offered
$50,000,000 aggregate principal amount (or $57,500,000 aggregate principal amount, if the underwriters exercise in full their over-allotment option to purchase additional notes) of % convertible senior notes due 2013.
Maturity Date	, 2013.
Interest Payment Dates	and of each year, beginning , 2006.
Interest	% per annum, payable semiannually in arrears. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Guarantees	The notes will not be guaranteed.
Ranking	The notes will be our general unsubordinated unsecured obligations and will:
• rank equal in right of payment with all of our other existing and future unsubordinated unsecured obligations;
• rank junior in right of payment to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations; and
• be structurally subordinate in right of payment to all existing and future obligations of our subsidiaries, including trade credit.

As of December 31, 2005, after giving effect to the consummation of this offering, we would have had approximately $53.4 million principal amount of total indebtedness, $1.0 million of which would have been secured, and our subsidiaries would have had an aggregate of $1.7 million of indebtedness, trade payables and accrued liabilities.
Conversion
The notes will be convertible into shares of our common stock or cash or a combination thereof, at our option, subject to the conditions described below, at an initial conversion price of $ per share, subject to adjustments for certain events. The initial conversion price is equivalent to a conversion rate of approximately shares per $1,000 principal amount of notes. See "Description of the Notes—Conversion of Notes—Settlement Upon Conversion" and "Description of the Notes—Conversion of Notes—Conversion Rate Adjustments."

You may surrender your notes for conversion if any of the following conditions is satisfied:
•
During any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share on such last trading day;
	•	If we have called the notes for redemption;
	•	If the average of the trading prices of the notes for any five consecutive trading day period is less than 98% of the average of the conversion values of the notes during that period;
	•	If we make certain significant distributions to the holders of our common stock;
	•	In connection with a transaction or event constituting a fundamental change; or
	•	At any time on or after , 2013 until the close of business on the business day immediately preceeding the maturity date.
See "Description of the Notes—Conversion of Notes—Conversion Conditions."
Except as described in "Description of the Notes—Conversion of Notes," upon any conversion, holders will not receive any separate cash payment representing accrued and unpaid interest.

If holders convert their notes in connection with a fundamental change, as described in this prospectus supplement, they may also receive a make-whole premium on the notes that they convert. See "Description of the Notes—Conversion of Notes—Payment Upon Conversion Upon a Fundamental Change" and "Description of the Notes—Determination of the Make-Whole Premium."
Provisional Redemption
We may redeem the notes, in whole or in part, at any time before , 2011, at a redemption price payable in cash equal to 100% of the principal amount of notes to be redeemed, plus any accrued and unpaid interest and an additional "coupon make-whole" payment described below if in the previous 10 trading days ending on the trading day before the date of the mailing of the provisional redemption notice the volume weighted average price of our common stock exceeds 150% of the conversion price for at least five consecutive trading days.

Upon any provisional redemption, we will make an additional "coupon make-whole" payment in cash with respect to the notes called for redemption. The "coupon make-whole" amount per $1,000 principal amount of notes will be equal to the present value of all remaining scheduled payments of interest on each note to be redeemed through , 2011. See "Description of the Notes—Redemption—Provisional Redemption."

Optional Redemption
At any time on or after , 2011, we may redeem the notes, in whole or in part, at a redemption price payable in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but not including, the redemption date.
Fundamental Change
If a fundamental change occurs, each holder of the notes may require us to repurchase for cash all or a portion of such holder's notes at a price equal to 100% of their principal amount, plus any accrued and unpaid interest to, but not including, the repurchase date.
Make-Whole Premium Upon a Fundamental Change
In the event of a fundamental change, we may be required to pay a make-whole premium on notes converted in connection with the fundamental change. The make-whole premium will be payable in shares of our common stock, or the consideration into which our common stock has been converted or exchanged in connection with such fundamental change, on the repurchase date for the notes after the fundamental change.

The amount of the make-whole premium, if any, will be based on the stock price (as described in this prospectus supplement) and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and fundamental change effective dates is set forth under "Description of the Notes—Determination of the Make-Whole Premium."
Sinking Fund	None.
Concurrent Offering of Common Stock
Concurrently with this offering, we are offering 12.5 million shares of common stock in a public offering. In this offering and the concurrent offering of common stock, taken together, we are proposing to issue and sell securities having an aggregate gross offering price of approximately $102 million. We may, however, modify the principal amount of notes or the number of shares of common stock that we are offering. The consummation of this offering is conditioned upon the concurrent consummation of the offering of our common stock and vice versa. The consummation of our acquisition of RCN is not a condition to the consummation of this offering or the offering of our common stock.
Use of Proceeds
We intend to use the net proceeds from this offering, together with the net proceeds of the concurrent offering of our common stock, to finance the purchase of RCN, to fund working capital at RCN, and for general corporate purposes, which may include some of the initial development costs for the conversion of the East Dubuque facility to use coal as a feedstock.
Trustee and Paying Agent	Wells Fargo Bank, National Association.

DTC Eligibility
The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of the Notes—Book-Entry Delivery and Form."
Listing and Trading
The notes will not be listed on any exchange. We cannot assure you as to the liquidity of, or trading market for, the notes. See "Risk Factors." Our common stock is listed on the American Stock Exchange under the symbol "RTK."
Governing Law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors

        See "Risk Factors" immediately following this summary for a discussion of certain risks relating to an investment in our securities.

Additional Information

        Rentech is a Colorado corporation. Our executive offices are located at 1331 17th Street, Suite 720, Denver, Colorado 80202. Our telephone number is (303) 298-8008. We maintain a website at www.rentechinc.com. Information contained on our website does not constitute a part of this prospectus supplement and is not incorporated by reference herein.

Summary Historical and Pro Forma Condensed Financial Data

        The following tables set forth certain summary historical and pro forma condensed financial and other data of Rentech and RCN as of the dates and for the periods indicated. The historical data for Rentech as of and for the fiscal years ended September 30, 2003, 2004 and 2005 have been derived from the audited consolidated financial statements of Rentech which, in the case of the audited consolidated financial statements for the fiscal year ended September 30, 2003 and as of and for the fiscal years ended September 30, 2004 and 2005, are incorporated by reference in this prospectus supplement. The historical data for Rentech as of and for the three months ended December 31, 2004 and as of and for the three and twelve months ended December 31, 2005 have been derived from the unaudited consolidated financial statements of Rentech which, in the case unaudited consolidated financial statements for the three months ended December 31, 2004 and as of and for the three months ended December 31, 2005, are incorporated by reference in this prospectus supplement. The historical data for Rentech for the twelve months ended December 31, 2005 was derived by subtracting the three months ended December 31, 2004 from the twelve months ended September 30, 2005 and then adding the three months ended December 31, 2005 to the result. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Our results of operations for the three months ended December 31, 2005 are not necessarily indicative of the results to be expected for the full year.

        The historical data for RCN for its fiscal years ended December 31, 2003 (Predecessor) and December 31, 2004 (Predecessor), for its 202-day period from January 1, 2005 through July 21, 2005 (Predecessor), and for its 163-day period from July 22, 2005 through December 31, 2005 (Successor), and as of December 31, 2004 (Predecessor) and December 31, 2005 (Successor), have been derived from the audited financial statements of RCN, which are incorporated by reference in this prospectus supplement. As a result of certain transactions consummated on July 22, 2005, the financial statements including and after July 22, 2005 are not comparable to those prior to that date. See Note 1 to the audited financial statements of RCN, incorporated herein by reference.

        The pro forma condensed combined data for the twelve months ended September 30, 2005 and as of and for the three and twelve months ended December 31, 2005 have been derived from our audited consolidated financial statements for the fiscal year ended September 30, 2005 and our unaudited consolidated financial statements as of and for the three and twelve months ended December 31, 2005 and give effect to the offering of the notes offered hereby and the concurrent offering of common stock, and the application of the net proceeds therefrom to consummate the acquisition of RCN, in each case as if such transactions occurred as of October 1, 2004, in the case of the statement of operations data, and as of December 31, 2005, in the case of the other data. The pro forma combined data do not purport to represent what our actual results of operation or financial position would have been had the transactions occurred on such dates.

        The following tables should be read in conjunction with the audited, unaudited and pro forma combined financial statements, including the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended September 30, 2005 and in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 and "Management's Discussion and Analysis of Financial Condition and Results of Operations of RCN" in our definitive proxy statement filed with the SEC on March 15, 2006, in each case incorporated by reference in this prospectus supplement.

Rentech, Inc.

				Three Months Ended December 31,
	Year Ended September 30,					Twelve Months Ended December 31, 2005
	2003	2004	2005	2004	2005
				(unaudited)		(unaudited)
	(thousands, except per share amounts)
Statement of Operations Data:
Net sales	$4,496	$5,706	$7,186	$1,770	$1,922	$7,338
Cost of sales	2,940	4,036	5,213	1,415	1,313	5,111

Gross profit	1,556	1,670	1,973	355	609	2,227
Operating expenses:
General and administrative expenses(a)(b)	5,825	5,269	11,601	1,294	4,803	15,110
Depreciation and amortization	740	447	436	105	134	464
Research and development	747	749	496	168	1,280	1,608

Total operating expenses	7,312	6,465	12,533	1,567	6,217	17,182

Operating loss	(5,756)	(4,795)	(10,560)	(1,212)	(5,608)	(14,955)
Non-operating items	3,056	1,698	3,748	850	21	2,919

Net loss from continuing operations before taxes	(8,812)	(6,493)	(14,308)	(2,062)	(5,629)	(17,874)
Income tax expense	—	—	(61)	—	—	(61)

Net loss from continuing operations	(8,812)	(6,493)	(14,369)	(2,062)	(5,629)	(17,935)
Deemed dividend related to beneficial conversion feature and warrants	—	—	(9,000)	—	—	(9,000)
Cash dividends paid to preferred stockholders	—	—	(341)	—	(74)	(416)

Net loss from continuing operations applicable to common stockholders	$(8,812)	$(6,493)	$(23,711)	$(2,062)	$(5,703)	$(27,351)

Basic and diluted loss from continuing operations per common share, including dividends	$(0.12)	$(0.08)	$(0.26)	$(0.02)	$(0.05)	$(0.24)

Basic and diluted weighted-average number of common shares outstanding	73,907	85,933	92,919	90,027	113,474	113,474
Other Data:
Cash	$316	$255	$24,721	$1,313	$29,480	$29,480
Working capital	(1,572)	(1,081)	32,031	(2,690)	27,470	27,470
Total assets	11,187	9,379	43,492	11,829	41,385	41,385
Total debt	5,436	4,263	5,548	6,351	3,732 (c)	3,732 (c)
Total stockholders' equity	3,027	3,038	34,271	2,937	35,021	35,021

(a)
During fiscal 2005, we incurred a number of expenses that were non-recurring in nature. In the second quarter of fiscal 2005, our general and administrative expense included $2.9 million of one-time write-offs of expenses directly related to our abandonment of the initial proposed acquisition of RCN. In addition, we accrued $1.6 million of salary expense related to the retirement packages issued to our former chief executive officer and chief operating officer in the fourth quarter of fiscal 2005.

(b)
In the first quarter of fiscal 2006, we adopted a revision to Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment," or SFAS 123(R). SFAS 123(R) requires the recognition of compensation expense in the amount equal to the fair value of share-based payments granted to employees. We recorded $2.5 million of compensation expense related to this revision during the period.

(c)
Net of unamortized debt issuance costs of $394,000.

Royster-Clark Nitrogen, Inc.

	Predecessor
	Year Ended December 31,			Successor
			202-Day Period Ended July 21, 2005	163-Day Period Ended December 31, 2005
	2003	2004
	(thousands)
Statement of Operations Data:
Net sales	$76,651	$102,630	$58,302	$54,305
Cost of sales	78,933	95,310	53,618	58,294

Gross profit (loss)	(2,282)	7,320	4,684	(3,989)
Selling, general and administrative expenses	1,788	1,775	908	573

Operating income (loss)	(4,070)	5,545	3,776	(4,562)
Non-operating items	5,402	5,120	2,974	3,094

Net income (loss) before taxes	(9,472)	425	802	(7,656)
Income tax expense	13,549	—	—	—

Net income (loss)	$(23,021)	$425	$802	$(7,656)

Other Data:
Cash		$27		$16
Working capital		2,913		18,614
Total assets		35,205		79,150
Total debt		58,765		67,126
Total stockholders' equity		(26,743)		9,657

Pro Forma Combined(a)
(unaudited)

	12 Months Ended September 30, 2005	3 Months Ended December 31, 2005	12 Months Ended December 31, 2005
	(unaudited) (thousands, except per share amounts)
Statement of Operations Data:
Net sales	$105,209	$43,994	$127,097
Cost of sales	88,734	43,566	115,583

Gross profit	16,475	428	11,514
Operating expenses:
General and administrative expenses	13,596	5,003	16,591
Depreciation and amortization	436	134	464
Research and development	496	1,280	1,608

Total operating expenses	14,528	6,417	18,663

Operating income (loss)	1,947	(5,989)	(7,149)
Non-operating items	6,159	624	5,329

Net loss from continuing operations before taxes	(4,212)	(6,613)	(12,478)
Income tax expense	(61)	—	(61)

Net loss from continuing operations	(4,273)	(6,613)	(12,539)
Deemed dividend related to beneficial conversion feature and warrants	(9,000)	—	(9,000)
Cash dividends paid to preferred stockholders	(341)	(74)	(416)

Net loss from continuing operations applicable to common stockholders	$(13,614)	$(6,687)	$(21,955)

Basic and diluted loss from continuing operations per common share, including dividends	$(0.13)	$(0.05)	$(0.17)

Basic and diluted weighted-average number of common shares outstanding	105,419	125,974	125,974

Other Data:
Cash			$49,076
Working capital			65,664
Total assets			142,030
Total debt			53,732 (b)
Total stockholders' equity			83,299

(a)
See "Unaudited Condensed Pro Forma Combined Financial Statements" for a full presentation of the underlying pro forma financial statements and related assumptions, adjustments and basis of presentation.

(b)
Net of unamortized debt issuance costs of $394,000.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus supplement before purchasing the securities offered pursuant to this prospectus supplement. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects.

Risks Related to Our Liquidity, Financial Condition, and Results of Operations

        Our liquidity and capital resources are limited and we must raise substantial additional capital to execute our business plan and to fund our operations.

        Our liquidity and capital resources are limited. At December 31, 2005, after giving effect to the consummation of this offering and the concurrent offering of common stock, as well as our intended application of the net proceeds therefrom as described in "Use of Proceeds," we would have had approximately $65.7 million of working capital (current assets in excess of current liabilities). We must raise substantial additional capital to execute our business plan of commercializing and licensing the Rentech Process, including acquiring and converting the East Dubuque facility to use coal as a feedstock, and to continue to fund our operations. We cannot assure you that we will have access to sufficient liquidity or capital resources to complete the conversion of the East Dubuque facility and to fund our operations, and the failure to do so would have material adverse effect on our business.

        We have never operated at a profit. If we do not achieve significant amounts of additional revenues and become profitable, we may be unable to continue our operations.

        We have a history of operating losses and have never operated at a profit. From our inception on December 18, 1981 through December 31, 2005, we have incurred cumulative net losses of $67.6 million. During our fiscal year ended September 30, 2005 and the three months ended December 31, 2005, we had a net loss of $14.4 million and $5.6 million, respectively. If we do not achieve significant amounts of additional revenues and operate at a profit in the future, we may be unable to continue our operations at their current level. Ultimately, our ability to remain in business will depend upon earning a profit from commercialization of the Rentech Process. We have not been able to achieve sustained commercial use of the technology as of this time. Failure to do so would have a material adverse effect on our financial position, results of operations and prospects.

        We do not expect our historical operating results to be indicative of our future performance.

        Historically, our business focused on the development and licensing of our technology, the business of our Petroleum Mud Logging, Inc. subsidiary, which provides well logging services to the oil and gas industry, and other operations which have been discontinued. In the future, we expect to acquire and convert the East Dubuque facility and to develop other facilities. We expect to finance a substantial part of the cost of these projects with indebtedness and the sale of equity securities, including from the net proceeds from this offering and our concurrent offering of common stock. Accordingly, our operating expenses, interest expense, and depreciation and amortization are all expected to increase materially if we succeed in making such acquisitions, developing such projects and effecting such financings. As a result, we do not expect that historical operating results will be indicative of future performance.

        The net proceeds of this offering and the concurrent offering of common stock will be used to acquire RCN and provide general corporate proceeds, and we cannot assure you that we will able to raise the substantial amount of additional financing necessary to convert the East Dubuque facility to use coal as a feedstock and the Rentech Process.

        Our current estimate of the cost for Phases 1 and 1A of the conversion of the East Dubuque facility to FT technology using the Rentech Process is approximately $810 million. The net proceeds of this offering and the concurrent offering of common stock will be used to finance the acquisition of RCN and provide general corporate proceeds. Substantial additional financing will be required to execute our planned conversion of the East Dubuque facility. If we are not able to obtain the amount of financing necessary to complete both phases, we would not be able to complete the conversion of the East Dubuque facility as expected, which would have a material adverse effect on our business, financial condition and results of operations.

        After giving effect to the consummation of this offering and the revolving facility, we will have a substantial amount of indebtedness. We also plan to incur a substantial amount of additional indebtedness to finance the conversion of the East Dubuque facility. Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

        As of December 31, 2005, after giving effect to the consummation of this offering, we would have had $54.1 million principal amount of total indebtedness. In addition, we expect to have up to $30 million of availability under the revolving facility, subject to a borrowing base limitation. Costs to effect both Phases 1 and 1A of the conversion of the East Dubuque facility are estimated to be approximately $810 million which will require substantial further borrowing. If we undertake additional projects, significant additional indebtedness would be required.

        Our substantial debt could have important consequences, including:

  •
  increasing our vulnerability to general economic and industry conditions;

  •
  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Failure to pay our indebtedness on time would constitute an event of default under the agreements governing our indebtedness, which would give rise to our lenders' ability to accelerate the obligations and seek other remedies against us.

        The revolving facility will include restrictive covenants that will limit our ability to operate our business.

        Concurrently with the acquisition of RCN, we expect that RCN will enter into the revolving facility. The revolving facility will be secured by a pledge of all of the capital stock of RCN and a lien on substantially all of RCN's assets, and will impose various restrictions and covenants on us, which could limit our ability to respond to changing business conditions that may affect our financial condition. In addition, our failure to comply with the restrictions and covenants would result in an event of default giving rise to the revolving facility lender's right to accelerate our obligations under the revolving facility.

        We most likely will have to record higher compensation expense as a result of the implementation of SFAS 123(R).

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment," or SFAS 123(R), which established standards for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We adopted SFAS No. 123(R) on October 1, 2005, using the modified prospective method for the adoption of its provisions, which results in the recognition of compensation expense for all share-based awards granted after the effective date and the recognition of compensation expense for all previously granted share-based awards that remain unvested at the effective date. This change in accounting is not expected to materially impact our financial position. However, because we previously accounted for share-based payments to employees using the intrinsic value method, our results of operations have not included the recognition of compensation expense for the issuance of stock option awards. As a result of adopting SFAS 123(R), we recognized $2.5 million of compensation expense for the three months ended December 31, 2005. We believe that compensation expense recorded in future periods due to the implementation of SFAS No. 123(R) may be significantly higher than the amounts that would have been recorded in prior years.

        We have agreed to acquire RCN subject to financing and to pay a break-up fee should we be unable to finance the acquisition.

        We have agreed to acquire RCN, subject to financing, shareholder approval, and other conditions. The purchase price is $50 million plus an amount equal to RCN's net working capital at closing. We intend to raise the funds required to complete the acquisition with the net proceeds from this offering and our concurrent offering of common stock. Neither this offering nor the concurrent offering of common stock is conditioned on the closing of the acquisition, and we cannot assure you that the acquisition will be consummated. If we fail to consummate the acquisition because we fail to obtain the full amount of financing necessary, or because we fail to obtain the necessary approval of our shareholders, then our agreement requires that we pay Royster-Clark a break-up fee of $2.5 million. In addition, costs related to the transaction, such as legal and accounting, must be paid even if the transaction is not completed.

        We are pursing other alternative fuels projects, including one at Natchez, Mississippi, that will involve substantial expense and risk.

        We are pursing opportunities to develop alternative fuels projects, including a proposal to gain site control and develop an FT facility in Natchez, Mississippi. We are also considering other alternative fuels projects. We do not have the financing for any of these acquisitions, conversions, developments or operations. Moreover, the pursuit of such opportunities requires that we incur material expenses, including for financial, legal and other advisors, whether or not our efforts are successful. Our pursuit of any of these alternative fuel projects involves significant risks, and our failure to successfully develop these projects, or failure to operate them successfully after we have developed them, could have a material adverse effect on our financial position and results of operations.

        RCN's operations have not been profitable and require substantial working capital financing.

        RCN sustained net losses and negative cash flows from operations in 2003 and 2005. These net losses and negative cash flows were the result of, among other things, difficult market conditions in its industry and rapidly rising costs of the natural gas feedstock and energy required to produce nitrogen fertilizers. Moreover, RCN's business is extremely seasonal, with the result that working capital requirements in its off season are substantial. Following our acquisition of RCN, if we are not able to operate the East Dubuque facility at a profit, or if we are not able to access a sufficient amount of financing for working capital, our business, financial condition and results of operations would be materially adversely effected.

        The conversion of the East Dubuque facility and the development of other alternative fuels projects will require several years and substantial additional financing, and may not be successful.

        The engineering, design, procurement of materials, and construction necessary to convert the East Dubuque facility to use coal gasification as a feedstock and to include the Rentech Process is estimated to take several years and to cost approximately $810 million. We cannot assure you that we will be able to obtain this financing at all, or in the time required, and our failure to do so would prevent us from implementing our business plan as expected. Further, acquisition and development of other alternative fuels projects could involve comparable or greater commitments of capital, time and other resources. We have never undertaken any such projects, and the duration, cost, and eventual success of our efforts are all uncertain.

        If we do not receive funds from additional financing or other sources of working capital for our business activities and future transactions, we will not be able to execute our business plan.

        We need additional financing to maintain our operations, and substantially increased financing, revenues and cash flow to accomplish our goal of acquiring, converting and building process plants. We will continue to expend substantial funds to research and develop our technologies, to market licenses of the Rentech Process, and to acquire, convert and develop process plants. We intend to finance the conversion and development, and in some cases the acquisition, of plants primarily through non-recourse debt financing at the project level. Additionally, we might obtain additional funds through joint ventures or other collaborative arrangements, and through debt and equity financing in the capital markets.

        Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside our control. If we cannot obtain sufficient funds, we may be required to reduce, delay or eliminate expenditures for our business activities (including efforts to acquire, convert and develop process plants) and we may not be able to execute our business plan.

        Our ability to use our net operating losses could be limited.

        As of December 31, 2005, we had approximately $48 million of tax net operating loss carryforwards. Realization of any benefit from our tax net operating losses is dependent on our ability to generate future taxable income and the absence of certain "ownership changes" of our common stock. An "ownership change," as defined in the applicable federal income tax rules, would place significant limitations, on an annual basis, on the use of such net operating losses to offset any future taxable income we may generate. Such limitations, in conjunction with the net operating loss expiration provisions, could effectively eliminate our ability to use a substantial portion of our net operating losses to offset any future taxable income.

        It is possible that we have incurred one or more ownership changes in the past, in which case our ability to use our net operating losses would be limited. In addition, the issuance of shares of our common stock, including the shares we are selling in the concurrent offering, could cause an "ownership change" which would also limit our ability to use our net operating losses. Other issuances of shares of our common stock which could cause an "ownership change" include the issuance of shares of common stock upon future conversion or exercise of outstanding options and warrants. In this regard, we contemplate that we would need to issue a substantial amount of additional shares of our common stock (or securities convertible into or exercisable or exchangeable for common stock) in connection with our proposed plans to finance the commercialization of the Rentech Process and the implementation of our business plan.

Risks Related to the Rentech Process

        Our receipt of revenues from licensees is dependant on their ability to successfully develop, construct and operate FT facilities using the Rentech Process.

        We have marketed licenses for use of the Rentech Process, but have no active licensees at this time other than a master license agreement we entered into with DKRW Advanced Fuels LLC, or DKRW-AF, and a site license agreement with Medicine Bow Fuel & Power, LLC, or MBF&P. Under these or other license agreements, a licensee would be responsible for, among other things, obtaining governmental approvals and permits and sufficient financing for the large capital expenditures required. The ability of any licensee to accomplish these requirements, and the efforts, resources and timing schedules to be applied by a licensee, will be controlled by the licensee. Whether licensees are willing to expend the resources necessary to construct FT facilities using the Rentech Process will depend on a variety of factors outside our control, including the prevailing price outlook for crude oil, natural gas, coal, petroleum coke and refined products. In addition, our license agreements generally may be terminated by the licensee with cause. Furthermore, our potential licensees may not be restricted from pursuing alternative Fischer-Tropsch technologies on their own or in collaboration with others, including our competitors, for projects other than the ones we might license in the future.

        If our licensees do not proceed with commercial facilities using the Rentech Process or do not successfully operate their facilities, we will not significantly benefit from the licensing of our technology. To date, no licensee of the Rentech Process has proceeded to construct and operate a facility for which royalties on production would be due. If we do not receive payments under our license agreements, our anticipated revenues will be diminished. This would harm our results of operations, financial condition and prospects.

        We and our licensees may be unable to successfully implement use of the Rentech Process at commercial scale Fischer-Tropsch facilities, including the East Dubuque facility.

        A variety of results necessary for successful operation of the Rentech Process could fail to occur at a commercial facility, including the East Dubuque facility. Results that could cause commercial scale Fischer-Tropsch plants to be unsuccessful include:

  •
  reaction activity different than that demonstrated in laboratory and pilot plant operations, which could increase the amount of catalyst or number of reactors required to convert syngas into liquid hydrocarbons;

  •
  shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both;

  •
  insufficient catalyst separation from the crude wax product stream, which would impair the operation of the product upgrading unit;

  •
  product upgrading catalyst sensitivities to impurities in the crude FT products, which would impair the efficiency and economics of the product upgrade unit and require design revisions; and

  •
  higher than anticipated capital and operating costs to design, construct or reconfigure and operate a Fischer-Tropsch facility.

        If any of the foregoing were to occur, our capital and operating costs would increase. In addition, our plants or those of our licensees could experience mechanical difficulties, either related or unrelated to elements of the Rentech Process. Our failure to construct and operate a commercial scale, Fischer-

Tropsch plant based on the Rentech Process could, and any such failure at the East Dubuque facility would, materially and adversely affect our business, results of operation, financial condition and prospects.

        Facilities that would use the Rentech Process process carbon bearing materials. This creates risks of fire and explosions, which could cause severe damage and injuries, create liabilities for us, and materially and adversely affect our business.

        Facilities that use Fischer-Tropsch technology process carbon-bearing materials, including coal and petroleum coke, into syngas. These materials are highly flammable and explosive. Severe personal injuries and material property damage may result. If such accidents did occur, we and our licensees could have substantial liabilities and costs. We are not currently insured for these risks. Furthermore, accidents of this type would likely adversely affect the operation of existing as well as proposed plants by increasing costs for enhanced safety features.

        We could have potential indemnification liabilities to licensees relating to the operation of Fischer-Tropsch facilities based on the Rentech Process and due to intellectual property disputes.

        We anticipate that license agreements will require us to indemnify the licensee against specified losses relating to, among other things:

  •
  use of patent rights and technical information relating to the Rentech Process; and

  •
  acts or omissions by us in connection with our preparation of preliminary and final design packages for the licensee's plant and approval of the licensee's construction plans.

        Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if Fischer-Tropsch facilities based on the Rentech Process were to fail to operate as we expect.

        Industry rejection of Fischer-Tropsch technology or the Rentech Process would adversely affect our ability to receive future license fees.

        As is typical in the case of new and/or rapidly evolving technologies, demand for and industry acceptance of the Rentech Process is highly uncertain. Historically, most applications of FT processes have not economically produced FT fuels in comparison with the price of conventional fuel sources. Failure by the industry to accept the Rentech Process, whether due to unsuccessful use, uneconomic results, the novelty of our technology, the lower price of conventionally sourced fuels, or for other reasons, or if acceptance develops more slowly than expected, would materially and adversely affect our business, operating results, financial condition and prospects.

        If a high profile industry participant were to adopt the Rentech Process and fail to achieve success, or if any commercial FT plant based on the Rentech Process were to fail to achieve success, other industry participants' perceptions of the Rentech Process could be adversely affected. That could adversely affect our ability to obtain future license fees and generate other revenue. In addition, some oil companies may be motivated to seek to prevent industry acceptance of FT technology in general, or the Rentech Process in particular, based on their belief that widespread adoption of FT technology might negatively impact their competitive position.

        If our competitors introduce new technology, new legislation or regulations are adopted, or new industry standards emerge, our technologies and products could become obsolete and unmarketable.

        The markets for our services and products are characterized by rapidly changing competition, new legislation and regulations, and evolving industry standards. If we do not anticipate these changes and successfully develop and introduce improvements on a timely basis, we could lose some or all of our customers, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

        Our success depends in part on the successful and timely completion of our product development unit and its subsequent operation.

        Our success in designing, constructing, developing and operating our product development unit, or PDU, on a timely basis is essential to our successful deployment of the Rentech Process as well as fulfilling our contractual obligations to DKRW-AF. Under our agreement with DKRW-AF, we are required to satisfy certain testing procedures for the licensed technology at the PDU. We must also obtain governmental approvals and permits as well as procure equipment and materials on a timely basis and a delay or failure in securing such governmental approvals, equipment and/or materials may cause significant harm to us. A variety of results necessary for successful operation of the Rentech Process could fail to be demonstrated by the PDU. In addition, our PDU could experience mechanical difficulties related or unrelated to the Rentech Process. If we are not able to successfully develop and operate a PDU utilizing the Rentech Process, we may not be able to obtain any further licensing agreements with third parties and this may cause a delay in our development of projects utilizing the Rentech Process, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

        Our success depends on the performance of our management team, project development team and technology group. The loss of key individuals within these groups would disrupt our business operations.

        Our success in implementing our business plan is substantially dependent upon the contributions of our management team, project development team and technology group. We do not have key man life insurance for any of our officers or key employees. Economic success of the Rentech Process depends upon several factors, including design of the syngas reactors for the plants and startup to achieve optimal plant operations, which are highly reliant on the knowledge, skills, and relationships unique to our key personnel. Moreover, to successfully compete, we will be required to engage in continuous research and development regarding processes, products, markets and costs. Unexpected loss of the services of key employees could have a material adverse effect on our business, operating results and financial condition.

        Our success depends in part on our ability to protect our intellectual property rights, which involves complexities and uncertainties.

        We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Our business and prospects depend largely upon our ability to maintain control of rights to exploit our intellectual property. Our published and issued patents both foreign and domestic provide us certain exclusive rights (subject to licenses we have granted to others) to exploit the Rentech Process. Our existing patents might be infringed upon, invalidated or circumvented by others. The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and varies significantly from country to country. We or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

        We may not be aware of patents or rights of others that may have applicability in our technology until after we have made a substantial investment in the development and commercialization of our technologies. Third parties may claim that we have infringed upon past, present or future technologies. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, we, our co-venturers or our licensees could be subjected to an injunction or required to obtain a license from a third party in order to continue to test, market or commercialize our affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technologies. We may have to expend substantial resources in litigation, in enforcing our patents or defending against the infringement claims of others, or both. If we are unable to successfully maintain our technology, including the Rentech Process, against claims by others, our competitive position would be harmed and our revenues could be substantially reduced, and our business, operating results and financial condition could be materially and adversely affected.

        The Rentech Process may not compete successfully against Fischer-Tropsch technology developed by our competitors, many of whom have significantly more resources.

        The development of Fischer-Tropsch technology for the production of liquid hydrocarbon products like ours is highly competitive. The Rentech Process is based on Fischer-Tropsch processes that have been known for almost 80 years and used in synthetic fuel projects for almost 50 years. Several major integrated oil companies, as well as several smaller companies, have developed or are developing competing technologies that they may offer to license to our potential customers. Each of these companies, especially the major oil companies, have significantly greater financial and other resources than we do to spend on developing, promoting, marketing and using their Fischer-Tropsch technology. The United States Department of Energy has also sponsored a number of research programs in Fischer-Tropsch technology. Advances by others in their Fischer-Tropsch technology might lower the cost of processes that compete with the Rentech Process. As our competitors continue to develop Fischer-Tropsch technologies, some part or all of our current technology could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

        The coal to liquids process incorporates technologies and processes developed by third parties the failure of which could harm our prospects for success.

        The coal to liquids process integrates technologies and processes developed by third parties. Although we believe the incorporated technologies and processes are reliable, in some cases we have limited or no control over ensuring that such technologies or processes will perform as expected. If one or more of them were to fail, the failure could cause the Rentech Process to fall short of providing the results that we or our licensees desire, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Operations after Acquisitions

        Miscalculations in our assessment of operating the East Dubuque facility may lead to us not having adequately evaluated the operating results and risks associated with the facility and could have a material adverse effect on our business, results of operations and financial condition.

        We have never owned, converted, or operated a fertilizer facility. The success of our acquisition of the facility requires an assessment of:

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  available supply of natural gas at economical prices;

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  operating costs;

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  potential environmental liabilities, including hazardous waste contamination;

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  permits and other governmental authorizations required for our operations;

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  potential labor disputes resulting from RCN's labor contracts which are due for renewal in October 2006; and

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  potential work stoppages and other labor relations matters.

        The results of our assessments of operating the facility are necessarily inexact and their accuracy is inherently uncertain. These assessments may not have revealed all existing or potential problems, nor have they necessarily permitted us to become sufficiently familiar with the facility to fully assess its merits and deficiencies. The acquisition of the facility poses numerous additional risks to our operations and financial results, including incurring substantial liabilities and lower revenues than we expected. These risks include:

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  unanticipated costs for the natural gas initially used and the subsequent coal feedstock;

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  problems integrating the purchased operations, personnel or technologies;

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  delayed or defective engineering plans for the conversion of the facility to FT technology to use coal as a feedstock and the Rentech Process;

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  cost overruns or delays in construction;

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  diversion of resources and management attention from our other efforts;

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  entry into markets in which we have limited or no experience;

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  potential governmental limitations on application of nitrogen fertilizers due to concerns they pollute ground water; and

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  potential loss of key employees, particularly those of the acquired organization.

        Construction of Fischer-Tropsch plants incorporating the Rentech Process, including conversion of the East Dubuque facility to use coal and the Rentech Process, will be subject to risks of delay and cost overruns.

        The construction of Fischer-Tropsch plants incorporating the Rentech Process, and our conversion of an existing plant, including the East Dubuque facility, to use coal and the Rentech Process, will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

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  obtaining sufficient financing;

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  timely issuance of additional permits, licenses and approvals by governmental agencies and third parties;

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  inadequate engineering plans or delays, including those relating to the commissioning of newly designed equipment;

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  obtaining on a timely basis from third parties the coal gasification and product upgrading systems for the plant;

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  unanticipated changes in the coal supply and market demand for our products;

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  shortages of equipment, materials or skilled labor;

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  labor disputes;

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  environmental conditions and requirements;

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  unforeseen events, such as explosions, fires and product spills;

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  increased costs or delays in manufacturing and delivering critical equipment;

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  resistance in the local community; and

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  local and general economic conditions.

        If the conversion of an existing plant to the use of coal and the Rentech Process is delayed beyond the time we estimate, the actual cost of completion may increase beyond the amounts estimated in our capital budget. A delay would also cause a delay in the receipt of revenues projected from operation of the converted facility, which may cause our business, results of operation and financial condition to be substantially harmed.

        The market for natural gas has been volatile. If prices for natural gas increase significantly, we may not be able to economically operate the East Dubuque facility during the conversion phase while we continue to use natural gas as the feedstock. Further, once the East Dubuque facility is converted to using coal, volatility in the price of coal could adversely affect us.

        We plan to continue to operate the East Dubuque facility with natural gas as the feedstock until we complete the conversion of the facility to use coal to produce the required syngas. That will expose us to market risk due to increases in natural gas prices. The profitability of operating the facility is significantly dependant on the cost of natural gas as a feedstock and the facility has operated in the past, and may operate in the future, at a net loss. We expect to purchase natural gas for use in the facility on the spot market. We expect to also use short-term, fixed supply, fixed price forward purchase contracts to lock in pricing for a portion of our natural gas requirements. These may not protect us from increases in the cost of our feedstock. After the conversion is completed, an increase in the price of coal, or in other commodities that we may use as feedstock at other facilities, could also adversely affect our operating results. The prices of coal, natural gas or other commodities that we might use as feedstock are subject to wide fluctuations due to a variety of factors that are beyond our control. Higher than anticipated costs for the catalyst and other materials used in these facilities could also adversely affect operating results. These increased costs could materially and adversely affect our business, results of operations, financial condition and prospects.

        Lower prices for nitrogen fertilizers or downturns in market demands could reduce the revenues and profitability of the East Dubuque facility's nitrogen fertilizer business.

        Nitrogen fertilizer is a global commodity that often experiences unpredictable fluctuations in demand and an increasing supply on the world-wide market. In the recent past, nitrogen fertilizer prices have been volatile, often experiencing price changes from one growing season to the next. A downturn in nitrogen prices could have a depressing effect on the prices of the fertilizer products that we will sell after we acquire the East Dubuque facility, and might materially and adversely affect our ability to economically convert the nitrogen fertilizer facility to use coal and produce liquid hydrocarbon products using the Rentech Process.

        Weather conditions can have a significant impact on the farming economy and, consequently, on demand for the fertilizer products produced by the East Dubuque facility. For example, adverse weather such as flood, drought or frost can cause a delay in, or even the cancellation of, planting, reducing the demand for fertilizer. Adverse weather conditions can also impact the financial position of the farmers who will buy our nitrogen fertilizer products, including those who are extended credit. This, in turn, may adversely affect the ability of those farmers to meet their obligations in a timely manner, or at all. Accordingly, the weather can have a material effect on our business, financial condition, results of operations and liquidity.

        The business of the East Dubuque facility is highly seasonal.

        Sales of nitrogen fertilizer products from the East Dubuque facility are seasonal, based upon the planting, growing and harvesting cycles. Most of the East Dubuque facility's annual sales have occurred between March and July of each year due to the condensed nature of the planting season. Since interim period operating results reflect the seasonal nature of our business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. We expect to incur substantial expenditures for fixed costs for the East Dubuque facility throughout the year and substantial expenditures for inventory in advance of the spring planting season. Seasonality also relates to the limited windows of opportunity that nitrogen fertilizer customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, we would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, we expect to face the risk of significant inventory carrying costs should its customers' activities be curtailed during their normal seasons. The seasonality can negatively impact accounts receivable collections and bad debt.

        The operation of the East Dubuque facility is subject to risks and hazards that may result in monetary losses and liabilities.

        The East Dubuque facility's business is generally subject to a number of risks and hazards, such as unusual weather, changes in the regulatory environment, explosions and fires. We are not currently insured for these risks, and insurance may not be available to us at reasonable rates in the future. Any significant interruption in our operations could adversely affect us.

        A reduction in government incentives for FT fuels, or the relaxation of clean air requirements, could materially reduce the demand for FT fuels or the Rentech Process.

        Federal law provides incentives for FT fuels, and technologies that produce the FT fuels, such as the Rentech Process. For instance, the Energy Policy Act of 2005, or EPACT 2005, provides for tax credits, grants, loan guarantees and other incentives to stimulate coal gasification to Fischer-Tropsch fuels and chemicals. The Highway Reauthorization and Excise Tax Simplification Act of 2005, or the Highway Act, also provides a $0.50 per gallon fuel excise tax credit for FT fuels from coal. We anticipate that our proposed projects may qualify for us to receive the incentives under EPACT 2005 and that FT fuels produced with the Rentech Process would qualify for the Highway Act's tax credit. In addition, certain federal regulations that restrict air pollution provide an incentive for the use of FT fuels because they comply with the regulations in cases where conventional fuels might not. Changes in federal law or policy could result in a reduction or elimination in the incentives that apply to us or our ability to take advantage of them, or a relaxation of the requirements with respect to air pollutants created by conventional fuels. As a result, the reduction or elimination of government incentives or the relaxation of air pollution requirements could have a material adverse effect on our financial condition, results of operations and prospects.

        Changes in United States government regulations and agricultural policy that affect the demand for products made at the East Dubuque facility could materially and adversely affect its operations.

        Because the application of fertilizer has been identified as a significant source of water pollution and can also result in the emissions of nitrogen compounds and particulate matter into the air, regulations may lead to decreases in the quantity of fertilizer applied to crops. Further, United States governmental policies may directly or indirectly influence factors affecting the East Dubuque facility's business, such as the number of acres planted, the mix of crops planted, crop prices, the level of grain inventories and the amounts of and locations where fertilizer may be applied. Changes in government programs that provide financial support to farmers could affect demand for the facility's products. The market for our products could also be affected by challenges brought under the United States Federal Endangered Species Act and changes in regulatory policies affecting biotechnologically developed seed. We cannot predict the future government policy and regulatory framework affecting our business.

        We could be subject to claims and liabilities under environmental, health and safety laws and regulations arising from the production and distribution of nitrogen fertilizers and alternative fuel products at our facilities.

        The production and distribution of nitrogen fertilizers at the East Dubuque facility, and alternative fuel products at that and any other alternative fuel facilities we may operate in the future, are subject to compliance with United States federal, state and local environmental, health and safety laws and regulations. These regulations govern operations and use, storage, handling, discharge and disposal of a variety of substances. For instance, under the Comprehensive Environmental Response, Compensation and Liability Act, we could be held strictly, jointly and severally responsible for the removal and remediation of any hazardous substance contamination at our facilities, at neighboring properties (where migration from our facilities occurred) and at third party waste disposal sites. We could also be held liable for any consequences arising out of human exposure to these substances or other environmental damage. We may incur substantial costs to comply with these environmental, health and safety law requirements. We may also incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. In addition, we may discover currently unknown environmental problems or conditions. The discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events could give rise to claims that may involve material expenditures or liabilities for us.

        Acts of terrorism and continued conflict and instability in the Middle East could affect both the supply and price of various fertilizer materials that we sell.

        Nitrogen-based agricultural materials such as ammonia, ammonium nitrate and urea have the potential for misuse by domestic or international terrorists, and the facilities where these materials are produced or stored and the transportation network through which they are distributed could be targeted. In addition, various crop protection products are hazardous and could be used in terrorist acts such as water supply contamination. RCN's facilities could be targeted or materials distributed by it misused. Should such events occur, our business could be adversely affected and the limits of our insurance policies could be exceeded such that our ability to meet our financial obligations would be impaired. Further, instability in oil producing regions of the world could have the effect of driving up energy prices which could, in turn, affect natural gas prices and the economics of nitrogen-based fertilizers. Mechanized farming as currently practiced by our customers is energy intensive and sharp increases in fuel prices could limit their funds available for other inputs and thus adversely affect the demand for the products that we sell.

        The nitrogen fertilizer industry is very competitive and the actions of our competitors could materially affect the results of operations and financial position of the Company.

        RCN operates in a highly competitive industry, particularly with respect to price and service. Its principal competitors in the distribution of crop production inputs include agricultural co-operatives (which have the largest market share in many of the locations that it serves), national fertilizer producers, major grain companies and independent distributors and brokers. Some of these competitors have greater financial, marketing and research and development resources than we do, or better name recognition, and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, RCN may in the future experience reductions in the profit margins on sales, or may be unable to pass future material price increases on to customers.

        If we acquire RCN, we would need to rely on Royster-Clark as exclusive distributor of the nitrogen fertilizer products we would produce at the East Dubuque facility.

        Upon consummation of our pending acquisition of RCN, we will not have any sales force or any previous experience in the production and distribution of the nitrogen fertilizer products that are produced at the East Dubuque facility. As a result, we will need to rely on Royster-Clark as exclusive distributor of such products. Under the stock purchase agreement governing our acquisition of RCN, we are obligated to enter into a distribution agreement with Royster-Clark at the closing which will require Royster-Clark to use its commercially reasonable efforts to promote the sale of and to purchase from us all of the nitrogen fertilizer products manufactured at the East Dubuque facility, and to negotiate in good faith with us from time to time regarding the purchase and sale of the products. However, if we are not able to reach an agreement with respect to the purchase and sale of products, we cannot assure you that we would be able to find other buyers for them. Our inability to sell the nitrogen fertilizer products produced at the East Dubuque facility would result in significant losses and materially and adversely affect our business.

        If we acquire RCN, we will need to incur significant costs and expend resources to modify RCN's financial reporting systems and to integrate it with our financial reporting systems.

        RCN's current financial reporting systems are insufficient to meet our specific future needs and would need to be replaced as soon as practicable following the closing of our pending acquisition of the company. In addition, following the completion of the update, we intend to integrate RCN into our financial reporting systems. Until the integration has been completed, the operation of the two separate financial reporting systems could result in additional costs and difficulties that would not exist if one system were in place. In addition, while we have based our estimates of the costs and time it will take to complete the update and integration of such systems on our best estimates to date, we could encounter difficulties in the replacement or integration processes and incur significant costs and expend important resources in excess of our estimates.

        RCN was required to restate its financial statements for certain recent periods, which resulted in a material weakness being identified in RCN's internal controls over financial reporting.

        In connection with the audit of RCN's financial statements for its year ended December 31, 2005, RCN was required to restate its net sales, cost of sales, and selling, general and administrative expenses for the 202-day period ended July 21, 2005. RCN had been reporting sales of excess natural gas inventories on a net basis in cost of sales. The restatement resulted in a decrease in selling, general and administrative expenses and an increase in sales and cost of sales, but had no impact on RCN's net income. RCN also was required to restate its net sales and cost of sales the years ended December 31, 2004 and 2003, which also had no impact on the net income (loss) reported by RCN for those periods. See Note (3) to RCN's audited financial statements, which are incorporated by reference herein. As a result of this restatement, RCN's independent auditors concluded that a material weakness existed in RCN's internal controls over financial reporting. The Securities and Exchange Commission has issued guidance indicating that a restatement of financial statements is a strong presumption of the existence of a material weakness in internal controls over financial reporting, and registered public accounting firms generally take the position that a restatement automatically constitutes a material weakness. The Public Company Accounting Oversight Board has defined a material weakness as "a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected."

        To the extent we identify any additional weaknesses in RCN's internal control over financial reporting, significant resources from our management team and additional expenses may be required to implement and maintain effective controls and procedures. If we fail to properly integrate RCN into our financial reporting systems, or if we encounter difficulties in implementing such integration, our operating results could be adversely affected, we may fail to meet our reporting obligations or we may have material misstatements in our financial statements. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which would cause a material decline in the trading price of our common stock.

        We may not be able to successfully manage our growing business.

        If we are successful in our plans to commercialize the Rentech Process by acquiring and developing alternative fuel facilities, we would experience a period of rapid growth that could place significant additional demands on, and require us to expand, our management resources and information systems. The management of our growth will require, among other things, continued development of our internal controls and information systems and the ability to attract and retain qualified personnel. Our failure to manage any such rapid growth effectively could have a material adverse effect on us and our operating results.

Risks Related to the Notes and Our Common Stock

        We will require a significant amount of cash to service our indebtedness. We may not be able to meet our debt obligations, including these notes, without significant cash flows from our subsidiaries.

        Our subsidiaries conduct a substantial portion of all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our future cash flow and our ability to meet our debt service obligations, including these notes, will depend in large measure upon the cash flows of our subsidiaries and the payment of dividends and funds by our subsidiaries to us. The ability of our subsidiaries to make any payments will depend on their earnings, the terms of their indebtedness, tax considerations and legal restrictions, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our subsidiaries may not generate cash flows from operations in amounts sufficient, or be able to provide funds to us on a timely basis, to enable us to pay the principal of and interest on the notes and any of our other obligations.

        Our subsidiaries are not guaranteeing the notes. The notes will be structurally subordinated to all future liabilities of, and the claims of creditors and others against, our subsidiaries. This may affect your ability to receive payments on the notes.

        The notes will not be guaranteed by any of our subsidiaries. The notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries, and the claims of creditors of our subsidiaries, including trade creditors, will have priority as to the assets and cash flows of our subsidiaries. It is expected that the notes will be effectively subordinated to all of the indebtedness and subsidiary-level equity financing required to finance the cost of converting the East Dubuque facility to use coal as a feedstock.

        Our subsidiaries are distinct legal entities. In the event of an insolvency, liquidation, dissolution, reorganization or similar proceeding of any of our subsidiaries, any creditors and preferred stockholders of each of these subsidiaries would be entitled to payment in full from that subsidiary's assets and earnings before such assets and earnings may be distributed to us to service payments on the notes. Because the notes are not obligations of our subsidiaries, our rights to the assets of any of our subsidiaries upon liquidation or reorganization (and consequently the right of the note holders to participate in the distribution of the proceeds from those assets) will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, as well as any preferred shareholders.

        The notes are unsecured and will be junior to any secured debt that we may issue in the future and will rank equally with all of our existing and any future unsubordinated unsecured indebtedness that we may incur. This may affect your ability to receive payments on the notes.

        The notes will be our unsubordinated unsecured indebtedness. Accordingly, the notes will be junior to any secured debt that we may issue in the future to the extent of the value of the collateral securing such obligations and will rank equally with all of our existing and any future unsubordinated unsecured indebtedness that we may incur. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate in the distribution or payment of our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, there may be insufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

        In addition to incurring indebtedness as a result of the notes, we and our subsidiaries will still be able to incur substantially more indebtedness in the future. This could further exacerbate the risks associated your ability to receive payments on the notes.

        The indenture governing the notes does not prohibit or limit us or our subsidiaries from incurring additional indebtedness, including additional unsubordinated or secured indebtedness and other liabilities, or from pledging assets to secure such indebtedness and liabilities. In addition, we may create one or more intermediate holding companies, which may incur indebtedness. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure the indebtedness could adversely affect our ability to pay our obligations on the notes. Under the terms of the notes we may transfer all or substantially all of our assets into a wholly-owned subsidiary. That subsidiary may incur debt which would be structurally senior to the notes being offered hereby and the debt may also be guaranteed by us. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure the indebtedness could adversely affect our ability to pay our obligations on the notes.

        The terms of any future financing agreements that our subsidiaries may enter into may significantly restrict the ability of our subsidiaries to make dividends to us.

        The terms of our subsidiaries' future financing agreements may significantly restrict the ability of our subsidiaries from paying dividends and otherwise transferring assets to us. In particular, the terms of any project finance arrangements related to the conversion of the East Dubuque facility are expected to restrict significantly RCN from paying dividends and otherwise transferring assets to us. The agreements governing the current and future financing arrangements of our subsidiaries may not permit our subsidiaries to provide us with sufficient dividends, distributions or loans to make required payments of principal and interest on the notes. The inability of our subsidiaries to make dividends and other payments to us could adversely affect our ability to pay our obligations on the notes.

        We may not be able to repurchase notes upon a fundamental change.

        Upon the occurrence of certain fundamental changes, you will have the right to require us to repurchase your notes at a purchase price in cash equal to 100% of the principal amount of your notes plus accrued and unpaid interest, if any. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar provisions. In the event that we experience a fundamental change that results in us having to repurchase the notes offered hereby, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other debt instruments. Our failure to make the fundamental change offer or to pay the fundamental change purchase price when due would result in a default under the indenture governing the notes. In addition, the fundamental change feature of the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See "Description of the Notes—Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and "Description of the Notes—Consolidation, Merger and Sale of Assets."

        Your ability to sell the notes may be limited by the absence of an active trading market.

        The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price of our shares of common stock, our performance and other factors.

        We have no plans to list the notes on a securities exchange. The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

        The notes may not be rated, which could adversely affect the market price of the notes.

        We have no obligation, and do not intend, to have the notes rated by any rating agency. If one or more rating agencies does rate the notes and assigns the notes a rating lower than the rating expected by investors, or subsequently reduces any such rating, the market price of the notes and our common stock could be materially adversely affected.

        You should consider the United States federal income tax consequences of owning the notes. Conversion of the notes into cash or a combination of cash and common stock may be fully taxable.

        Investors should be aware that the conversion of notes into either cash only or a combination of cash and common stock may be fully taxable at the time of such conversion (or subject to alternative treatment different from that of conventional convertible debt instruments). These consequences may be materially different from the consequences that may be expected by investors in considering other convertible debt investments. Investors considering the purchase of notes are urged to consult with their own tax advisors concerning such consequences and the potential impact in their particular circumstances. Certain material United States federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus supplement under the heading "Certain United States Federal Income Tax Consequences."

        You may have to pay taxes with respect to distributions on our common stock that you do not receive.

        The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes (including backup withholding taxes or withholding taxes for payments to foreign persons). If we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the notes. See the discussions under the heading "Certain United States Federal Income Tax Consequences" for more details.

        Fluctuations in the price of our common stock may prevent you from being able to convert the notes and may impact the price of the notes and make them more difficult to resell.

        In general, the ability of holders of the notes to convert the notes is conditioned on the closing price of our common stock reaching a specified threshold, the trading price of the notes, a notice of redemption from us or the occurrence of specified corporate transactions, such as a fundamental change. If the closing price threshold for conversion of the notes is not satisfied and the other conditions that would permit a holder to convert notes do not occur, holders will not be able to convert their notes except during the three month period prior to their maturity date.

        Because the notes are convertible into shares of our common stock upon the satisfaction of certain conditions, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

        Conversion of the notes may depress the trading price of our common stock.

        The conversion of some or all of the notes and any sales in the public market of shares of common stock issuable upon such conversion could adversely affect the prevailing market price of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress our common stock price.

        Upon conversion of the notes, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. Therefore, holders of the notes may receive no shares of our common stock or fewer shares than they may expect.

        To satisfy our conversion obligation to holders, we have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. Accordingly, upon conversion of a note, holders may not receive any shares of common stock, or they might receive fewer shares of common stock than they may expect. See "Description of Notes—Conversion of Notes—Right to Irrevocably Elect Net Share Settlement Upon Conversion."

        Before conversion, holders of the notes will not be entitled to any stockholder rights with respect to our common stock, but holders will be subject to all changes affecting our common stock.

        Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders will be subject to all changes affecting the common stock. A holder will only be entitled to rights with respect to the common stock if and when we deliver shares of common stock to the holder upon conversion of its notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date, the holders of the notes will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

        We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

        If we issue additional shares of common stock, or securities exercisable for or convertible into common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes. We will have no obligation to consider the interests of the holders of notes in connection with any such issuance.

        The conversion rate of the notes may not be adjusted for all dilutive events.

        The conversion rate of the notes is subject to adjustment for certain events, including, among others, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants to acquire shares of our common stock or securities convertible into shares of our common stock, subdivisions and combinations of our common stock, dividends of our capital stock, certain cash dividends and certain tender or exchange offers. The conversion rate will not be adjusted for other events, such as an issuance of shares of common stock for cash, that may adversely affect the trading price of the notes or our common stock. We cannot assure you that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

        The make whole premium that may be payable upon conversion in connection fundamental change may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change.

        If you convert notes in connection with a fundamental change, we may be required to pay a make-whole premium. The make-whole premium is described under "Description of Notes—Conversion Procedures—Determination of the Make-Whole Premium." While the make-whole premium is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, the make-whole premium is only an approximate of such lost value and may not adequately compensate you for such loss.

        The fundamental change repurchase feature of the notes and other takeover provisions may delay or prevent an otherwise beneficial takeover attempt of our company.

        The terms of the notes require us to purchase the notes for cash in the event of a fundamental change. A takeover of our company would trigger the requirement that we purchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

        In addition, our board of directors has adopted a shareholder rights plan and our governing documents include other anti-takeover protections. These protections as well as certain provisions of Colorado law may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such transfer to be in their best interests. See "Certain Provisions of Colorado Law and Our Charter and Bylaws" in this prospectus supplement.

        We have a very substantial overhang of common stock and future sales of our common stock will cause substantial dilution and may negatively affect the market price of our shares, and therefore the market price of the notes.

        There will be approximately 132.1 million shares of our common stock outstanding following the concurrent offering of common stock assuming the underwriters do not exercise the over-allotment option. There will also be approximately:

  •
  16,494,582 shares of common stock reserved for issuance upon the exercise of outstanding stock options and warrants and upon the vesting of unvested restricted stock units;

  •
  1,480,000 shares of common stock reserved for stock options and restricted stock units which have been granted subject to shareholder approval of our 2006 Incentive Award Plan;

  •
  2,287,666 shares of common stock reserved for issuance upon the conversion of outstanding convertible promissory notes; and

  •
  shares of common stock reserved for issuance upon conversion of the notes.

        We have a shelf registration statement covering approximately $44 million in shares of our common stock for issuance in future financing transactions. In addition, after this and our concurrent offering are consummated, and assuming the underwriters do not exercise the over-allotment options, we expect to have remaining under the shelf registration statement under which the offerings are being made approximately $50 million aggregate offering price of securities (all or a portion of which could be issued as common stock, or securities convertible into or exercisable for common stock). At our upcoming annual meeting, we are also seeking shareholder approval for the potential issuance of up to 40 million shares of our common stock (or securities convertible into or exerciseable for common stock) for up to an aggregate of $200 million in gross proceeds, at a discount of up to 30% from the market price at the time of issuance and sale. We expect the sale of common stock and common stock equivalents in material amounts will be necessary to finance the conversion of RCN, progress our business plan and facilitate our licensing business. Certain holders of our securities have, and certain future holders are expected to be granted, rights to participate in or to require us to file registration statements with the SEC for resale of common stock.

        We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock, and therefore the market price of the notes. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options and warrants or conversion of the convertible notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

        Protection provisions in our Amended and Restated Articles of Incorporation may deter a third party from seeking to acquire control of us, which may reduce the market price of our stock, and therefore the market price of the notes.

        Our Amended and Restated Articles of Incorporation include provisions that may make it more difficult for a third party to acquire control of our Company. These provisions include grouping of the board of directors into three classes with staggered terms; a requirement that directors may be removed without cause only with the approval of the holders of 66 2/3% of the outstanding voting power of our capital stock; a requirement that permits us to disapprove any acquisition of more than 5% of our common stock or other securities if we determine in good faith the acquisition could cause us to be a personal holding company under the Internal Revenue Code; and a requirement that the holders of not less than 66 2/3% of the voting power of our outstanding capital stock approve certain business combinations of the Company with any holder of more than 10% of the voting power or an affiliate of any such holder unless the transaction is either approved by at least a majority of the uninterested and unaffiliated members of the board of directors or unless certain minimum price and procedural requirements are met. We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of preferred share rights or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. For further information regarding these and similar provisions, see the section in this prospectus supplement captioned, "Certain Provisions of Colorado Law and Our Charter and Bylaws." These provisions could deter a third party from tendering for the purchase of some or all of our stock and could have the effect of entrenching management and reducing the market price of our common stock, and therefore the market price of the notes.

        The market prices of Rentech common stock and the notes may decline as a result of the transactions.

        The market prices of Rentech stock and the notes may decline for a number of reasons, including if:

  •
  the conversion of the East Dubuque facility or other process plants is not completed in a timely and efficient manner;

  •
  the acquisition of the East Dubuque facility or other process plants does not yield the expected benefits to our revenues as rapidly or to the extent that may be anticipated by financial or industry analysts, stockholders or other investors;

  •
  the effect of the acquisition of the East Dubuque facility or other process plants on Rentech's financial statements is not consistent with the expectations of the financial or industry analysts, stockholders or other investors;

  •
  significant shareholders of Rentech decide to dispose of their shares of common stock because of any such transactions; or

  •
  any of the other risks referred to in this section materialize.

USE OF PROCEEDS

        We estimate that our net proceeds from this offering, without exercise of the underwriters' over-allotment option, will be approximately $46.5 million, and after deducting underwriting discounts and commissions and estimated offering expenses totaling $3.5 million.

        Concurrently with this offering, we are offering 12.5 million shares of our common stock in a public offering. See "The Offering—Concurrent Offering of Common Stock." In this offering and the concurrent offering of common stock, taken together, we are proposing to issue and sell securities having an aggregate gross offering price of approximately $102 million. We may, however, modify the principal amount of the notes and the number of shares of common stock that we are offering. The consummation of this offering is conditioned upon the concurrent consummation of the offering of the common stock and vice versa. The consummation of our acquisition of RCN is not a condition to the consummation of this offering or the offering of the common stock.

        We intend to use the net proceeds from this offering, together with net proceeds from our concurrent offering of common stock, to consummate the acquisition of RCN, to fund its working capital, to pay related fees and expenses and for general corporate purposes. The estimated sources and uses of funds are shown in the table below.

Sources		Uses
(thousands)
Revolving facility(1)(2)	$—	Purchase of RCN capital stock(2)	$50,000
Common stock(3)	52,250	RCN net working capital acquired(2)	20,500
Convertible notes offered hereby(3)	50,000	General corporate purposes(2)(3)	24,080
		Estimated fees and expenses	7,670

Total Sources	$102,250	Total Uses	$102,250

(1)
In connection with our acquisition of RCN, we expect RCN to enter into a revolving working capital facility providing for up to $30 million in borrowing availability. See "Description of Other Indebtedness—Revolving Facility."

(2)
Pursuant to our stock purchase agreement with Royster-Clark, the purchase price for RCN is equal to $50 million plus the amount of RCN's closing net working capital, as defined in the agreement. Our estimate of RCN's net working capital reflected in the table is subject to change at the time of the closing of the acquisition. To the extent that RCN's net working capital at the closing of the acquisition is lower than the amount shown in the table, the amount available for general corporate purposes would increase by a like amount. To the extent that RCN's net working capital at closing is higher than the amount shown in the table, the amount available for general corporate purposes would decrease by a like amount. Depending on the actual level of working capital and expected working capital needs post-closing, we may elect to partially draw on the revolving facility. In the event of such a drawing, the amounts reflected in the table for the revolving facility and general corporate purposes and/or RCN net working capital acquired would correspondingly increase.

(3)
Concurrently with this offering, we are offering 12.5 million shares of our common stock in a public offering. See "The Offering—Concurrent Offering of Common Stock." In this offering and the concurrent offering of common stock, taken together, we are proposing to issue and sell securities having an aggregate gross offering price of approximately $102 million. We may, however, modify the number of shares of common stock and the principal amount of notes that we are offering. A $1.00 increase (decrease) in the assumed offering price of $4.18 per share in our concurent offering of common stock would increase (decrease) the net proceeds to us from the concurrent offering by approximately $11.8 million, assuming the sale and issuace of 12.5 million shares and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any increase or decrease in the aggregate net proceeds raised from this offering or the concurrent offering of common stock will change the net proceeds available for general corporate purposes.

        If the underwriters exercise their over-allotment option in full, we will issue and sell an additional $7.5 million in aggregate principal amount of notes and estimate that we will receive additional net proceeds of approximately $7.1 million. The underwriters of the concurrent offering of common stock have a similar over-allotment option permitting them to acquire up to an additional 15% of the common stock issued in that offering. See "Underwriting."

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is traded on the American Stock Exchange under the symbol RTK. The following table sets forth the range of high and low closing prices for the common stock as reported by AMEX.

	High	Low
Fiscal Year Ended September 30, 2006
First Quarter	$4.16	$2.33
Second Quarter	5.37	3.72
Fiscal Year Ended September 30, 2005
First Quarter	$2.59	$0.88
Second Quarter	2.51	1.19
Third Quarter	1.62	1.25
Fourth Quarter	3.00	1.21
Fiscal Year Ended September 30, 2004
First Quarter	$1.50	$0.63
Second Quarter	1.30	0.85
Third Quarter	1.12	0.81
Fourth Quarter	1.07	0.85

        On March 30, 2006, the last reported sale price of our common stock on the American Stock Exchange was $4.18 per share. As of March 24, 2006, there were approximately 558 holders of record of our common stock. Based upon the securities position listings maintained for our common stock by registered clearing agencies, we estimate the number of beneficial owners is not less than 13,000 as of March 24, 2006.

        We have never paid cash dividends on our common stock. We currently expect that we will retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2005:

  •
  on an actual basis;

  •
  as adjusted to give effect to our issuance of $50 million in aggregate principal amount of the notes in this offering and 12.5 million shares of our common stock in the concurrent offering; and

  •
  as further adjusted to give effect to the application of the net proceeds from this offering and the concurrent offering of common stock to fund our acquisition of RCN.

        The table assumes that the underwriters' over-allotment options related to this offering and the concurrent offering of common stock are not exercised. The table excludes (as of March 30, 2006):

  •
  16,494,582 shares of common stock reserved for issuance upon the exercise of outstanding stock options and warrants and upon the vesting of unvested restricted stock units;

  •
  1,480,000 shares of common stock reserved for stock options and restricted stock units which have been granted subject to shareholder approval of our 2006 Incentive Award Plan;

  •
  2,287,666 shares of common stock reserved for issuance upon the conversion of outstanding convertible promissory notes; and

  •
  shares of common stock reserved for issuance upon conversion of the notes.

	As of December 31, 2005
	Actual	As Adjusted	As Further Adjusted(a)
	(unaudited) (thousands, except share and per share data)
Cash and cash equivalents(b)	$29,480	$124,060	$49,076

Total debt
Revolving facility	$—	$—	$—
Convertible notes	—	50,000	50,000
Other debt(c)	3,732	3,732	3,732

Total debt	3,732	53,732	53,732
Stockholders' equity:
Preferred stock ($10 par value, 1,000,000 shares authorized; 90,000 series A convertible preferred shares authorized and issued and no series A convertible preferred shares outstanding)	—	—	—
Series C participating cumulative preferred stock ($10 par value; 500,000 shares authorized, no shares issued and outstanding)(d)	—	—	—
Common stock ($.01 par value; 250,000,000 shares authorized; 117,360,985 shares issued and outstanding, actual; 129,860,985 shares issued and outstanding, as adjusted and as further adjusted)	1,173	1,298	1,298
Additional paid-in capital	101,485	149,691	149,638
Accumulated deficit	(67,637)	(67,637)	(67,637)

Total stockholders' equity(b)	35,021	83,352	83,299

Total capitalization(b)	$38,753	$137,084	$137,031

(a)
Under the stock purchase agreement we have entered into for the purchase of RCN, we are obligated to pay $50 million plus an amount equal to RCN's net working capital at closing (which as of March 30, 2006 we estimated will be equal to $20.5 million). The amount of RCN's closing net working capital assumed for the purposes of the capitalization table is subject to change depending on the actual amount of RCN's net working capital at closing.

(b)
A $1.00 increase (decrease) in the assumed offering price of $4.18 per share in the concurent offering of common stock would increase (decrease) each of cash and cash equivalents, total stockholders equity and total capitalization by approximately $11.8 million, assuming the sale and issuance of 12.5 million shares and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any such increase or decrease would change the net proceeds available for general corporate purposes.

(c)
Net of unamortized debt issuance costs of $394,000.

(d)
Represents authorized but unissued shares related to our shareholders rights plan. See "Certain Provisions of Colorado Law and Our Charter and Bylaws—Shareholder Rights Plan."

UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
INTRODUCTORY INFORMATION

        On November 5, 2005, we entered into a definitive stock purchase agreement with Royster-Clark, Inc. for the purchase of all of the issued and outstanding shares of capital stock of RCN. Under the terms of the agreement, subject to shareholder approval, financing of the acquisition, and other customary conditions, we will pay $50 million for the stock, plus an amount equal to net working capital, as defined in the agreement, at closing. In November 2005, we deposited $2.5 million to an escrow account that will be applied to the purchase price of RCN or paid to Royster-Clark, Inc. as a break-up fee if the acquisition fails due to our failure to obtain financing, our failure to obtain AMEX approval for the listing of shares to be issued related to the acquisition or our failure to obtain shareholder approval for the acquisition of RCN.

        We intend to use the net proceeds from this offering, together with the net proceeds from our concurrent offering of 11.5 million shares of common stock, to consummate the acquisition of RCN, to fund its working capital, to pay related fees and expenses and for general corporate purposes. In this offering and the concurrent offering of common stock, taken together, we are proposing to issue and sell securities having an aggregate gross offering price of approximately $102 million. We may, however, modify the number of shares of common stock or the principal amount of convertible notes that we are offering.

        The unaudited condensed pro forma combined statements of operations for the twelve and three months ended December 31, 2005 and for the twelve months ended September 30, 2005 were prepared as if the acquisition had taken place on October 1, 2005 for the twelve and three months ended December 31, 2005 and on October 31, 2004 for the twelve months ended September 30, 2005. The unaudited condensed pro forma balance sheet as of December 31, 2005 was prepared as if the acquisition had taken place on December 31, 2005. The twelve month period ended December 31, 2005 for Rentech was derived by subtracting the three month period ended December 31, 2004 from the twelve month period ended September 30, 2005 and then adding the three month period ended December 31, 2005 to the result. The three month period ended December 31, 2005 for RCN was derived by subtracting the unaudited nine month period ended September 30, 2005 from the audited twelve month period ended December 31, 2005. The twelve month period ended December 31, 2005 was derived by adding the 163-day period ended December 31, 2005 to the 202-day period from January 1, 2005 to July 21, 2005. The twelve month period ended September 30, 2005 for RCN was calculated by adding the unaudited nine month period ended September 30, 2005 to the three month period ended December 31, 2004. The nine month period ended September 30, 2005 was derived by adding the 71-day period ended September 30, 2005 to the 202-day period from January 1, 2005 to July 21, 2005. The three month period ended December 31, 2004 was calculated by subtracting the unaudited nine month period ended September 30, 2004 from the audited twelve month period ended December 31, 2004. The twelve month period ended September 30, 2005 for Rentech does not include the results of discontinued operations resulting from the sale of two subsidiaries. Also, the amounts shown for the calculation of loss per common share do not include the results of such discontinued operations. As discussed in more detail in Management's Discussion and Analysis of Financial Condition and Results of Operations for RCN, included in our definitive proxy statement, the operating results and cash flows for the 163-day period from July 22, 2005 to December 31, 2005 are presented in RCN's financial statements using a different cost basis for certain assets and therefore are not comparable to the operating results and cash flows for the 202-day period from January 1, 2005 through July 21, 2005.

        The following unaudited condensed pro forma combined financial information for Rentech and RCN should be read in conjunction with the unaudited consolidated financial statements of Rentech and subsidiaries for the quarter ended December 31, 2005 as filed on Form 10-Q with the Securities and Exchange Commission as well as the audited consolidated financial statements of Rentech and subsidiaries for the fiscal years ended September 30, 2005, 2004 and 2003 as filed on Form 10-K with the Securities and Exchange Commission, as well as with the audited financial statements of RCN. for the 202-day period from January 1, 2005 through July 21, 2005 and the 163-day period from July 22, 2005 to December 31, 2005 and the years ended December 31, 2004 and 2003. The pro forma data does not purport to be indicative of the results of future operations or the combined results that would have occurred had the purchase been consummated at the beginning of the periods presented. This data has been included as required by the rules and regulations of the Securities and Exchange Commission and is provided for comparative purposes only.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA COMBINED
STATEMENT OF OPERATIONS

	For the Twelve Months Ended
	December 31, 2005
	(thousands, except per share amounts)
	Rentech	RCN	Pro Forma Adjustments		Rentech and RCN Combined
Net sales	$7,338	$112,607	$7,152	(a)	$127,097

Cost of sales	5,111	111,912	(1,440)	(a)(b)(d)	115,583

Gross profit	2,227	695			11,514

Operating expenses
General and administrative expense	15,110	1,481			16,591
Depreciation and amortization	464	—			464
Research and development	1,608	—			1,608

Total operating expenses	17,182	1,481			18,663

Operating loss	(14,955)	(786)			(7,149)

Other (income) expenses
Interest expense	2,507	6,068	(3,658)	(c)	4,917
Equity in loss of investee	565	—			565
Other expenses	(153)	—			(153)

Total other (income) expenses	2,919	6,068			5,329

Net loss from continuing operations before income taxes	(17,874)	(6,854)			(12,478)

Income tax expense	(61)	—			(61)

Net loss from continuing operations	(17,935)	(6,854)			(12,539)

Deemed dividend related to beneficial conversion feature and warrants	(9,000)	—			(9,000)
Cash dividends paid to preferred stockholders	(416)	—			(416)
Net loss from continuing operations applicable to common stockholders	$(27,351)	$(6,854)			$(21,955)

Basic and diluted loss per common share:
Continuing operations, including dividends	$(0.24)	—			$(0.17)
Basic and diluted weighted-average number of common shares outstanding	113,474		12,500	(h)	125,974

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA COMBINED
STATEMENT OF OPERATIONS

	For the Three Months Ended December 31, 2005
	(thousands, except per share amounts)
	Rentech	RCN	Pro Forma Adjustments		Rentech and RCN Combined
Net sales	$1,922	$41,119	$953	(a)	$43,994

Cost of sales	1,313	43,188	(935)	(a)(b)(d)	43,566

Gross profit	609	(2,069)			428

Operating expenses
General and administrative expense	4,803	200			5,003
Depreciation and amortization	134	—			134
Research and development	1,280	—			1,280

Total operating expenses	6,217	200			6,417

Operating income (loss)	(5,608)	(2,269)			(5,989)

Other (income) expenses
Interest expense	299	1,843	(1,240)	(c)	902
Interest income	(278)	—			(278)

Total other (income) expenses	21	1,843			624

Net loss from continuing operations before income taxes	(5,629)	(4,112)			(6,613)

Income tax expense	—	—			—

Net loss from continuing operations	(5,629)	(4,112)			(6,613)

Cash dividends paid to preferred stockholders	(74)	—			(74)
Net loss from continuing operations applicable to common stockholders	$(5,703)	$(4,112)			$(6,687)

Basic and diluted loss per common share:
Continuing operations, including dividends	$(0.05)	—			$(0.05)
Basic and diluted weighted-average number of common shares outstanding	113,474		12,500	(h)	125,974

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA COMBINED
STATEMENT OF OPERATIONS

	For the Twelve Months Ended
	September 30, 2005
	(thousands, except per share amounts)
	Rentech	RCN	Pro Forma Adjustments		Rentech and RCN Combined
Net Sales	$7,186	$90,367	$7,656	(a)	$105,209

Cost of sales	5,213	83,927	(406)	(a)(b)(d)	88,734

Gross profit	1,973	6,440			16,475

Operating expenses
General and administrative expense	11,601	1,995			13,596
Depreciation and amortization	436	—			436
Research and development	496	—			496

Total operating expenses	12,533	1,995			14,528

Operating income (loss)	(10,560)	4,445			1,947

Other (income) expenses
Interest expense	2,888	5,447	(3,036)	(c)	5,299
Equity in loss of investee	736	—			736
Other expenses	124	—			124

Total other (income) expenses	3,748	5,447			6,159

Net loss from continuing operations before income taxes	(14,308)	(1,002)			(4,212)

Income tax expense	(61)	—			(61)

Net loss from continuing operations	(14,369)	(1,002)			(4,273)

Deemed dividend related to beneficial conversion feature and warrants	(9,000)	—			(9,000)
Cash dividends paid to preferred stockholders	(341)	—			(341)
Net loss from continuing operations applicable to common stockholders	$(23,711)	$(1,002)			$(13,614)

Basic and diluted loss per common share:
Continuing operations, including dividends	$(0.26)	—			$(0.13)
Basic and diluted weighted-average number of common shares outstanding	92,919		12,500	(h)	105,419

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA COMBINED BALANCE SHEET

	As of December 31, 2005
	(thousands)
	Rentech (Unaudited)	RCN (Audited)	Pro Forma Adjustments (Unaudited)		Rentech and RCN Combined (Unaudited)
Assets
Cash	$29,480	$16	$19,580	(h)	$49,076
Accounts receivable, net	1,126	2,137			3,263
Inventories	—	18,216			18,216
Prepaid expenses and other current assets	857	594			1,451

Total current assets	31,463	20,963			72,006

Property and equipment, net	4,766	49,848	752	(g)	55,366
Deferred financing costs, net	—	2,587	(2,587)	(f)	—
Other assets	5,156	5,752	3,750	(h)	14,658

Total other assets	9,922	58,187			70,024

Total assets	$41,385	$79,150			$142,030

Liabilities and Stockholders' Equity
Cash overdraft	$—	$33			$33
Accounts payable	364	1,003			1,367
Accrued expenses and other current liabilities	1,758	1,314			3,072
Lines of credit payable	499	—			499
Current portion of long-term debt	605	—			605
Current portion of long-term convertible debt	766	—			766

Total current liabilities	3,992	2,350			6,342

Long-term debt, net of current portion	1,119	43,500	(43,500)	(e)	1,119
Long-term convertible debt, net of current portion	743	—	50,000	(h)	50,743
Other long-term liabilities	510	23,643	(23,626)	(e)	527

Total long-term liabilities	2,372	67,143			52,389

Total liabilities	6,364	69,493			58,731

Common stock	1,173	—	125	(h)	1,298
Additional paid in capital	101,485	17,313	30,840	(e)(f)(g)(h)	149,638
Accumulated deficit	(67,637)	(7,656)	7,656	(f)	(67,637)

Total stockholders' equity	35,021	9,657			83,299

Total liabilities and stockholders' equity	$41,385	$79,150			$142,030

NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
COMBINED FINANCIAL STATEMENTS

Note 1—Pro Forma Adjustments

(a)
Pro forma distribution margin increases in the amount of $7,152, $953 and $7,656 were made to net sales for the twelve and three months ended December 31, 2005 and the twelve months ended September 30, 2005 along with corresponding increases of $1,334, $285 and $1,499 to costs of sales. These adjustments represent the combined operating results of manufacturing and distributing nitrogen fertilizer products produced by RCN. Presently, all nitrogen fertilizer products manufactured by RCN are sold to Royster-Clark, Inc., its parent company and distributor, at a price which is below the final product sales price to which Royster-Clark, Inc. sells the products sourced from the plant to third party customers. The pro forma distribution margin adjustments reflect the price at which products sourced from RCN were sold to third party customers and represent the pricing that Rentech would expect to have received for the products sold from the plant during the periods presented.

(b)
The pro forma increases of $1,600, $325 and $2,000 to cost of sales for the twelve and three months ended December 31, 2005 and the twelve months ended September 30, 2005 represent the estimated total cost of sales and marketing that Rentech would have paid to Royster-Clark, Inc. related to the marketing and distribution of nitrogen fertilizer products from the plant.

(c)
If the transaction had closed on October 1, 2005 and 2004, Rentech would have incurred $2,410, $605 and $2,411 in interest related to its $50,000 in convertible notes for the twelve and three months ended December 31, 2005 and for the twelve months ended September 30, 2005, and would not have incurred the $6,068, $1,843 and $5,447 in interest expense experienced by RCN during those periods. Therefore, pro forma decreases in interest expense during each of the three periods in the amount of $3,658, $1,240 and $3,036 adjust total pro forma interest expense for RCN to such amounts.

(d)
If the transaction had closed on October 1, 2005 and 2004, Rentech would have incurred approximately $2,780, $699 and $2,780 in depreciation expense for the twelve and three month periods ended December 31, 2005 and for the twelve month period ended September 30, 2005 related to the manufacturing machinery and equipment acquired. The pro forma decreases of $4,374, $1,545 and $3,905 to depreciation expense adjust total pro forma depreciation expense for RCN to such amounts.

(e)
Per the stock purchase agreement, Royster-Clark, Inc. will forgive the intercompany debt as well as the intercompany payable prior to closing. Therefore, a pro forma decrease to long-term debt, net of current portion of $43,500 and of $23,626 to other liabilities, along with a corresponding increase in additional paid in capital has been included.

(f)
As a result of the acquisition, a pro forma decrease in the accumulated deficit of RCN of $7,656 as well as a decrease of $2,587 in deferred acquisition costs resulting from RCN's Canadian purchase accounting was included along with a corresponding decrease in the additional paid in capital of RCN.

(g)
A pro forma purchase price of $75,000 was calculated by adding the $50,000 purchase price of the stock of RCN, estimated net working capital of $24,400 based upon RCN's balance sheet as of December 31, 2005 and estimated transaction costs of $600. The $75,000 pro forma purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows: $8,900 to land, $41,700 to machinery and equipment and $24,400 to the various asset and liability accounts that make up net working capital. The amount and allocation of the pro forma purchase price is subject to future refinement. As a result, a pro forma increase to property and equipment of $752 was included, thereby adjusting the total of RCN's property and equipment to $50,600, the sum of the fair value of land, machinery and equipment.

(h)
The pro forma purchase price of RCN would have been funded through a combination of $50,000 in convertible notes and $25,000 of the proceeds from the sale of 12,500 shares of Rentech's common stock for $52,250 at an assumed price of $4.18 per share. Therefore, an increase in long-term convertible debt of $50,000 was included along with an increase of $125 in common stock and an increase of $52,125 in additional paid in capital. The corresponding increase in cash of $102,250 was immediately reduced by $75,000 as a result of closing the acquisition and by $7,700 related to transaction costs.

Note 2—Pro Forma Assumptions

        The unaudited condensed consolidated pro forma combined statement of operations reflects a net loss from continuing operations, and therefore does not reflect adjustments for income taxes. In addition, the impact of stock options, stock warrants, preferred stock and convertible debt was not included in the calculation of diluted loss per share as their effect was anti-dilutive.

BUSINESS

Our Company

        We were incorporated in 1981 to develop technologies that transform under-utilized energy resources into valuable and clean alternative fuels, chemicals and power. We have developed an advanced derivative of the well-established Fischer-Tropsch, or FT, process for manufacturing diesel fuel and other fuel products. The FT process was originally developed in Germany in the 1920s. Our proprietary application of the FT process, which we refer to as the Rentech Process, efficiently converts synthetic gas, referred to as syngas, derived from coal, petroleum coke or natural gas into liquid hydrocarbon products, including ultra high-quality diesel fuel and other fuel products.

        Both the Rentech Process and the fuels it produces carry unique and differentiating characteristics which we believe will facilitate economic deployment of the Rentech Process in large scale commercial projects. First, since our process is able to utilize solids such as coal as a principal feedstock, we are able to take advantage of the relative stability of coal prices compared to other hydrocarbon-based feedstocks such as natural gas. Second, because the fuels derived from our proprietary process have a long shelf life and can be manufactured using domestic resources, they effectively address national security priorities framed by foreign control of oil reserves and limited domestic refining capacity. And third, because fuel produced by the Rentech Process is a clean-burning fuel which exceeds all current and promulgated environmental rules applicable to diesel engines and requires no new distribution infrastructure, we believe there are no restrictions on immediate and widespread adoption of FT fuels.

        Our business historically has focused on the research and development of the Rentech Process and its licensing to third parties. During 2004, we decided to directly deploy our technology in select domestic projects in order to demonstrate commercial operation of the Rentech Process. We are planning initially to implement this strategy by purchasing Royster-Clark Nitrogen, Inc., which owns an operating natural gas-fed nitrogen fertilizer facility in East Dubuque, Illinois. The acquisition will allow us to commercially deploy the Rentech Process on an accelerated basis by using the existing infrastructure and systems of the facility. We intend to continue to operate the facility for the production of nitrogen fertilizer products while we execute a phased conversion to a commercial scale FT fuel production facility. In Phase 1 of the conversion, we intend to add a commercially available clean coal gasification module that converts coal into syngas for use in fertilizer production and to add a power plant generating energy from the excess steam produced in the coal gasification process. The converted facility is expected to be capable of producing enough power to meet all of its needs and to provide excess power for sale to the local grid. During Phase 1A of the conversion, we plan to add the Rentech Process to produce liquid hydrocarbon products, such as diesel and jet fuels, from the excess syngas produced from the coal gasification process. By converting the East Dubuque facility in this manner, we believe we can significantly enhance its profitability. We refer to the integration of the Rentech Process with the production of nitrogen fertilizer products and power as "polygeneration." We presently anticipate that Phases 1 and 1A of the conversion will cost approximately $750 million (including approximately $250 million of interest during construction, potential debt reserve requirements and other expenses) and approximately $60 million, respectively.

        We intend to follow the conversion of the East Dubuque facility with other projects focusing on FT production and polygeneration opportunities involving small to medium sized facilities with a production capacity of up to 50,000 barrels of fuel per day. As part of this strategy, we are currently in the development stages for a project in Mississippi that would involve the construction of an FT facility on undeveloped land situated along the Mississippi River at the Port of Natchez. The site is located within the federally designated Hurricane Katrina Gulf opportunity "GO Zone." In addition to the East Dubuque and Natchez projects, we are pursuing opportunities with major coal mining companies to site and build FT facilities located at coal mines.

Business Strategy

        Our strategic objective is to establish the Rentech Process as the standard technological platform for coal-to-liquids production. Key elements of our strategy include:

        Accelerate deployment of the Rentech Process by using existing infrastructure.    By using the infrastructure already in place at the East Dubuque facility, we believe we can produce an FT facility that utilizes the Rentech Process in less time than would be required if we constructed an entirely new facility to manufacture a similar type and quantity of products. We believe the enhanced speed to market will provide an opportunity for us to set the standards for manufactured fuels to be used by end users. We also believe the project will enable us to establish our technology as an accepted and financeable platform for future facilities. We believe the acquisition and conversion of the East Dubuque facility to use coal as a feedstock and the addition of the Rentech Process to enable the facility to produce both nitrogen fertilizers and Fischer-Tropsch fuels can significantly improve the facility's economics by:

  •
  producing additional high-value products, including diesel fuel and other fuel products;

  •
  reducing the cost of the feedstock used at the facility, based on current market prices;

  •
  using the lower cost feedstock in a significantly more efficient fashion that reduces the amount of energy required to manufacture each unit of product;

  •
  increasing the amount of nitrogen fertilizer the facility can produce due to efficiencies gained by reducing the inert gases produced in the facility that would otherwise have to be purged; and

  •
  providing the ability to produce sufficient electrical power to operate the facility and to sell excess electricity to the market.

        In addition, acquiring and converting the East Dubuque facility also will allow us to generate immediate revenues and cash flows by continuing operations while facility reconfiguration is underway.

        Strategically build projects in the United States utilizing the Rentech Process.    We intend to develop greenfield projects, which involve no existing infrastructure or process plant, where the design is both replicable and scalable. In addition to the East Dubuque and Natchez projects, we plan to focus on greenfield projects located at coal mines. We believe we will be able to leverage the engineering, design and construction associated with each facility, thereby reducing the required capital and technical resources for each subsequent project. We will target projects where the scale-up opportunities are such that, over time, we can achieve production capacity of up to 50,000 barrels per day of FT fuels. While our technology would enable us to pursue larger projects, we believe that small to medium sized projects require less capital and development time. For example, we are pursuing a greenfield project situated along the Mississippi River at the Port of Natchez. We are presently negotiating site agreements and formalizing development plans. However, there is no assurance the Natchez Project will proceed as presently contemplated.

        Extend the reach of Rentech technology through licensing.    We plan to continue to market the licensing of our technology for coal and other carbon bearing feedstock to enhance the deployment and acceptance of our technology. We believe that our successful commercialization of the Rentech Process will enhance our licensing opportunities, resulting in additional revenue streams.

        Under a typical licensing arrangement, we would expect to have the right to receive license fees and ongoing royalties for hydrocarbons produced by process plants that use the Rentech Process. We would also expect to receive fees for providing catalyst and technical services to licensees. After we grant a license, our licensees are responsible for financing, constructing and operating their own facilities to use the licensed technology. They must also acquire their own feedstock and sell the products that their facilities produce. We generally would expect licensees to either construct the syngas reactor modules and separator modules under our direction and oversight or to contract with us to have our fabricator supply these units for purchase or lease.

        In January 2006, we entered into a master license agreement with DKRW-Advanced Fuels LLC, which we refer to as DKRW-AF, for the use of the Rentech Process. The master license agreement provides that if DKRW-AF wishes to build a coal to liquids facility in any domestic or international location, they are obligated to use our technology and to enter into a separate site license agreement for such project. Concurrent with the execution of the master license agreement, we entered into a site license agreement with Medicine Bow Fuel & Power, LLC, or MBF&P, a wholly-owned subsidiary of DKRW-AF, for the use of the our technology in the facility to be constructed by MBF&P in Medicine Bow, Wyoming. The site license agreement provides that MBF&P shall have the obligation to buy the catalyst developed by us from us or our designated suppliers pursuant to a separate supply agreement to be entered into. Pursuant to the site license agreement, we will receive license fees based on plant production capacity, payable in stages as DKRW-AF achieves certain milestones, including receiving a full funding commitment for developing and building such plant and commencing operation, subject to performance and other obligations on our part. The achievement of these milestones is expected to take several years.

        Continue investment in our research and development program.    We intend to continue to invest in advancing our technology. We own a development and testing laboratory located in Denver, Colorado, which includes a pilot plant consisting of a bubble column slurry reactor. The laboratory contains equipment and support facilities that provide us with a resource for the continued development and testing of our Fischer-Tropsch technology. Our laboratory and engineering staff currently consists of 23 permanent and contract employees.

        Our principal research and development efforts at our laboratory are now focused on increasing the efficiency of our catalyst and validating our ability to effectively remove catalysts from our wax based intermediate product streams. We are also developing additional catalysts attempting to further increase the amount of the feedstock that is converted into liquid hydrocarbons, and working on other ways of reducing the cost of our process. Our research efforts are focused on supporting our goal of achieving commercial use of the Rentech Process with as many types of hydrocarbon feedstocks as are available.

        Our product development unit, or PDU, currently being developed on a site we own in Commerce City, Colorado, will serve as a platform to allow us to remain a leader in alternative fuels technology. We are preparing to build and operate on the site what we believe will be the United States' first fully integrated Fischer-Tropsch, coal-to-liquids, product development unit research facility, which will eventually house our existing pilot plant and research and development and engineering teams. This facility would produce ultra-clean diesel fuel and other fuel products from various domestic coals, petroleum coke and biomass feedstocks on a demonstration scale, utilizing clean coal gasification technologies and the Rentech Process. With the PDU in operation, we believe we will be able to optimize the operating conditions of the FT synthesis and upgrading section for producing different specialized cuts of fuels. The products from the facility will be used to supply test quantities of FT fuels to potential licensees and customers. We expect the PDU to be operating by early to mid 2007, and to cost approximately $30 million.

Our Proprietary Rentech Process

        Our proprietary Rentech Process is a significant enhancement of the Fischer-Tropsch technology originally developed in Germany in the 1920s. Prior to application of the Rentech Process, hydrocarbon feedstocks are first reformed by various commercially available processes into syngas. The syngas is then converted through the Rentech Process into differentiated liquid hydrocarbon products in a reactor vessel containing Rentech's patented and proprietary catalyst, and then upgraded with commercially available refining processes. We believe the ability of the Rentech Process to efficiently utilize a broad range of hydrocarbon feedstocks, including coal and other lower priced feedstocks, distinguishes it from competing technologies. In October 2003, we obtained a United States patent for the efficient integration of the Rentech Process with nitrogen fertilizer processes.

        The Rentech Process can be used with fossil fuels like coal, petroleum coke and natural gas. In addition to coal-to-liquids markets, other potential markets for the Rentech Process include unused natural gas supplies associated with crude oil fields that are presently being flared, re-injected into the reservoir or merely left in the ground due to the lack of economic or practical means to transport these resources to market. We believe that the Rentech Process can be used for on-site conversion of these resources into liquid hydrocarbon products that are more easily and cost-effectively transported to market. Increasing environmental and regulatory pressures to reduce the wasteful flaring of natural gas, the economic attractiveness of monetizing wasted assets, and the growing need for cleaner fuels are driving the growing interest of owners of these hydrocarbon resources and the energy industry in this application of the Rentech Process. Our technology could also enable refineries to more fully utilize heavier crude oil in addition to petroleum coke to produce an improved slate of higher-value products. Potential benefits to the refiner include lower refinery feedstock costs, higher revenue and a reduction in waste disposal costs leading to increased margins. The Rentech Process also has applications in the conversion of existing facilities that produce nitrogen fertilizers, industrial off-gases or petrochemicals.

Competitive Strengths

        Advanced Fischer-Tropsch Technology.    We believe the ability of the Rentech Process to efficiently utilize a broad range of hydrocarbon feedstocks, including coal and other lower priced feedstocks, distinguishes it from other FT technologies. Other key aspects of our technology are our patented and proprietary catalyst, reactor design and the overall configuration of the process. We believe our iron catalyst is a superior FT technology as it requires lower capital costs for the conversion of solids and reduces operating costs compared to cobalt based catalysts.

        Abundant Low Cost Coal Reserves.    We believe that we have a competitive advantage because the Rentech Process uses abundantly available coal as feedstock. In the United States, there are vast deposits of coal (approximately 500 billion tons of proven reserves), which represent approximately 97% of the domestic fossil energy reserves on an energy equivalent basis according to the United States Department of Energy. The United States produces more than one-fifth of the world's coal and is the second largest coal producer in the world, exceeded only by China. In 2004, total coal production in the United States as estimated by the United States Department of Energy was 1.1 billion tons. Due to the extensive supply, coal prices have been historically stable compared to prices for oil and natural gas in the United States, which reached record levels in 2005.

        Significant Growth Potential for Clean Fuels.    The Clean Air Act Amendments of 1990, or the CAAA, established several programs in order to improve air quality by, among other things, imposing restrictions on the emissions of hazardous pollutants into the atmosphere. As a means to address common sources of air pollution such as automobiles, trucks and electric power plants, the CAAA encourages the development and sale of alternative fuels as the United States attempts to meet national air quality standards. In addition, beginning in 2006, the United States Environmental Protection Agency will start to phase-in a program to reduce the permissible sulfur content in highway diesel fuel from 500 parts per million to 15 parts per million. Furthermore, California has promulgated state-specific standards to reduce the sulfur content of diesel fuel. FT diesel fuel produced using the Rentech Process is a low-sulfur, clean-burning fuel, and should therefore be attractive to users.

        Proven Coal Gasification Technology.    Gasification offers the cleanest, most efficient method available to produce syngas from feedstocks such as coal, petroleum coke, high sulfur fuel oil or materials that would otherwise be disposed as waste. Gasification has been in commercial use for more than fifty years as a process technology for the refining, chemical and power industries. Over the ten year period between 1990 and 1999 world gasification capacity grew by 50%, with forty-three new facilities coming on line. Coal and petroleum-based materials provide the vast majority of feedstocks for world gasification capacity, making up 80% of the capacity added between 1990 and 1999.

        Strong Government Support.    In 2000, Congress designated liquid fuels from domestic coal and natural gas as an "alternative fuel" under the Energy Policy Act of 1992. The Energy Policy Act of 1992 set the stage for incentives under the Highway Reauthorization and Excise Tax Simplification Act of 2005, which provides a $0.50 per gallon fuel excise tax credit for FT fuels from coal. The Energy Policy Act of 2005, or the EPACT 2005, also provides for a 20% tax credit for qualifying gasification projects and authorizes grants for gasification and gasification coproduction. In addition, EPACT 2005 authorizes comprehensive loan guarantees up to 80% of the project cost for deployment and commercialization of innovative technologies. We anticipate that our proposed projects may qualify for us to receive grants, loan guarantees and other incentives under EPACT 2005.

        Experienced Management.    We have assembled a team of professionals with over 100 years of experience in the industry. Our Chief Executive Officer, D. Hunt Ramsbottom, has 25 years of experience operating growth stage companies. Our Chief Operating Officer, Douglas M. Miller, has over of 20 years of experience in the energy industry, most recently as a senior executive with Unocal Corporation.

Fischer-Tropsch Technology

        The Fischer-Tropsch process that is the basis of our technology is one step in the three stage chemical process by which carbon-bearing materials are converted into synthetic liquid hydrocarbons. The three stages are described below.

  •
  In the first stage, a commercially available technology, such as clean coal gasification, converts carbon-bearing material into syngas, which is a mixture of hydrogen and carbon monoxide. Oxygen is usually added for the efficient conversion of any solid or liquid feedstock. The addition of oxygen may also be necessary in Fischer-Tropsch processes that use gaseous feedstocks, depending on the technology selected, to reform the gaseous feedstocks into the desired composition of syngas.

  •
  In the second stage, the syngas is fed through a Fischer-Tropsch reactor and chemically altered in the presence of a catalyst to form synthetic liquid hydrocarbon products. The catalyst is either iron-based, as is the case in the Rentech Process, or cobalt-based. This stage is where the Rentech Process is applied.

  •
  In the third stage, the synthetic hydrocarbon products are then upgraded on site with a commercially available refining technology by distillation or other conventional processing steps to the specifications required for the target market.

        The Fischer-Tropsch process was first used in Germany during World War II in commercial-scale industrial facilities constructed with government funding. These facilities used coal as feedstock for the syngas and primarily produced diesel fuel. After World War II, others, notably the South African government, the United States Bureau of Mines and several companies in the United States, began research and development for improvements to the Fischer-Tropsch process. South Africa's effort led to the Fischer-Tropsch process now owned by South African Synthetic Oil, Ltd., or Sasol. Sasol's process is used at four facilities in South Africa that, according to published reports, produce a total of approximately 160,000 barrels per day of liquid hydrocarbons, primarily from coal, using an iron-based catalyst.

        The efforts to develop advances in FT technology in the United States were abandoned by the 1960s because conventionally refined liquid hydrocarbons were available in the United States at costs lower than FT synthetic fuels. The OPEC oil embargo of 1973 created fuel shortages, especially in the United States, renewing interest by several companies in Fischer-Tropsch technology. Several companies, including ours, began work in the 1970s and 1980s to develop proprietary FT processes. Other companies that we believe began developing FT processes during that time include ExxonMobil, the Royal Dutch/Shell group, Statoil and BP. We believe that except for Sasol and us, which use iron-based catalysts in their Fischer-Tropsch processes, the other FT processes developed since World War II use cobalt-based catalysts.

Development of the Rentech Process

        We developed our Fischer-Tropsch technology in the early 1980s, based on research and development conducted by two of our founders, Dr. Charles Benham and Dr. Mark Bohn. The ability of the Rentech Process to convert syngas into valuable liquid hydrocarbons has been demonstrated over the course of our history.

        Use of the Rentech Process in a Fischer-Tropsch facility was successfully demonstrated in 1992 and 1993 at the Synhytech facility located at Pueblo, Colorado. The Synhytech facility was designed to produce up to 235 barrels of liquid hydrocarbons per day. Our licensee, Fuel Resources Development Company, or Fuelco, had full control of the supply of syngas and the construction and operation of the facility. We designed the Fischer-Tropsch reactors and provided our catalyst for use in the FT reactors. Fuelco constructed the facility at the Pueblo municipal landfill, with the intent of using, at minimal cost, the methane in the landfill gas that was generated each day from the decomposition of the landfill material. Although the Rentech Process performed as expected to produce liquid hydrocarbons, Fuelco determined that the volume and the energy content of the landfill gas it captured were inadequate to operate the facility on an economic basis, and thus ceased operation of the facility.

        We obtained ownership and control of the Synhytech facility in 1993. In order to further evaluate performance of the Rentech Process, we decided to operate the facility for a short period of time using natural gas supplied by pipeline as the feedstock. In July and August 1993, we operated the facility continuously for three weeks. The results confirmed that the Rentech Process operated successfully and our ability to produce the desired products. We closed the Synhytech facility at the end of 1993 because no cost-efficient source of natural gas feedstock was available.

        Our technology was also successfully used by Texaco Energy Systems at a facility in Laporte, Texas in 2000. Texaco leased the use of this facility from the United States Department of Energy on a short-term basis to conduct a joint demonstration with us of the results of using the Rentech Process with Texaco's gasification process. The Laporte facility had the capacity to produce approximately ten barrels of product per day using the Rentech Process.

Competition in Fischer-Tropsch Technology

        The development of Fischer-Tropsch technology for the production of liquid hydrocarbon products like ours is highly competitive. Several major integrated oil companies, as well as several smaller companies, have developed or are developing competing technologies. The United States Department of Energy has also sponsored a number of research programs in Fischer-Tropsch technology. Advances by others in their Fischer Tropsch technology might lower the cost of processes that compete with the Rentech Process. Our ability to create and maintain technological advantages is critical to our future success.

        Developing commercial FT technology requires significant capital and time, which we believe provides a material barrier to competitors. The fundamental differences between the various FT technologies developed by us and our competitors are the catalyst, the syngas reactors where the syngas reacts with the catalyst, our patented process for separating iron catalyst from the wax product used in the reaction chamber (which permits the catalyst to be re-used), and our focus on small to medium sized facilities with a production capacity of up to 50,000 barrels of FT fuel per day. Because it uses an iron-based catalyst, the Rentech Process can use a wide range of feedstock to produce the syngas necessary for the FT process. FT technologies that use cobalt-based catalysts can be used to convert syngas produced from coal and petroleum coke; however, due to their sensitivity to impurities in the syngas stream that coal and petroleum coke gasification units may produce, the expensive cobalt catalyst can be damaged. Such a facility requires the addition of expensive equipment that would likely cause reduced product yields and increased capital and operating costs. As a result, our ability to compete with FT technologies that use cobalt-based catalysts is, instead, significantly dependant on the relative cost of coal to natural gas as feedstock.

        One of our competitors, Sasol, uses an iron-based catalyst at four facilities in South Africa that, according to published reports, produce a total of approximately 160,000 barrels per day of liquid hydrocarbons, primarily from coal. Sasol's published reports of its licensing activity suggest to us that its current business strategy is to focus on licensing its cobalt-based technology for use with natural gas feedstock, and that the use of its iron based catalyst is preferred for use in large-scale facilities (greater than 70,000 barrels per day) where coal is to be the feedstock for the facility. In contrast, our focus on facilities with production capacities of up to 50,000 barrels per day of FT fuels will require less capital and development time.

Sources of Feedstocks for the Rentech Process

        Economic use of the Rentech Process requires substantial quantities of inexpensive carbon-bearing solids or gasses that can be economically converted into syngas. We believe that coal, which is available in great quantities in the United States, is the best source of feedstock for the Rentech Process in the United States. Based on current market prices, we believe we can obtain and gasify a wide-variety of coal types to produce the syngas that we use in the Rentech Process at significantly lower costs than if we were to use a natural gas feedstock.

        In the United States, there are vast deposits of coal (approximately 500 billion tons of proven reserves), which represent approximately 97% of the domestic fossil energy reserves on an energy equivalent basis according to the United States Department of Energy. The United States produces more than one-fifth of the world's coal and is the second largest coal producer in the world, exceeded only by China. In 2004, total coal production in the United States as estimated by the United States Department of Energy was 1.1 billion tons. Due to the extensive supply, coal prices have been historically stable compared to prices for oil and natural gas in the United States, which reached record levels in 2005.

        The following graph charts the relative cost per million British thermal unit, or mmbtu, of coal to natural gas from January 1, 1996 to January 1, 2006 as reported by the New York Mercantile Exchange and Bloomberg.

        Other potential feedstocks for the Rentech Process include heavy crude oil and heavy, high-sulfur residual materials created as a byproduct of the crude oil refining process. These residual materials are commonly referred to as petroleum coke or refinery bottoms. Some petroleum coke, unless treated at considerable expense, must be disposed of as a hazardous material. If the residues are gasified, or transformed into syngas for use in the Rentech Process, they could be converted by our process into higher-value FT products.

Products and Markets for Liquid Hydrocarbon Products

        Facilities using the Rentech Process can be designed and configured to produce a variety of liquid hydrocarbon products. Our synthetic liquid hydrocarbon products are similar to analogous products derived from crude oil refining, but have environmental benefits that conventional petroleum-based refinery products do not possess.

        The products we can produce using the Rentech Process include:

  •
  clean-burning, premium grade diesel fuel that is valuable as both a stand-alone product and a blending component;

  •
  clean-burning, manufactured jet fuels for the United States military;

  •
  naphthas useful as a feedstock for chemical processing;

  •
  specialty products such as waxes useful in hot-melt adhesives, inks and coatings;

  •
  normal paraffins; and

  •
  other wax-based products and a variety of other chemical intermediaries.

        Because of the way they are produced, our liquid hydrocarbon products are substantially free of contaminants usually found in crude oil, such as sulfur, aromatics, nitrogen and heavy metals. Vehicle engine tests of synthetic diesel product conducted by independent labs have demonstrated that our synthetic diesel fuel is clean-burning with excellent combustion qualities, and substantially reduces harmful air emissions from vehicles. Our diesel fuel can be used directly or as a blending component with conventionally refined petroleum diesel to reduce harmful emissions. Moreover, we believe our diesel fuel can be used in currently available diesel engines without requiring any modifications to the engines. We also believe that our ultra-clean diesel fuel and other fuel products may be good feedstocks for use in fuel cells such as those that are currently under development, although we do not expect that market to develop in the near future.

Clean Air Regulations

        The Clean Air Act Amendments of 1990, or the CAAA, established several programs in order to improve air quality by, among other things, imposing restrictions on the emissions of hazardous pollutants into the atmosphere. As a means to address common sources of air pollution such as automobiles, trucks and electric power plants, the CAAA encourages the development and sale of alternative fuels as the nation attempts to meet national air quality standards. In addition, beginning in 2006, the United States Environmental Protection Agency will start to phase-in a program to reduce the permissible sulfur content in highway diesel fuel from 500 parts per million to 15 parts per million. Furthermore, California has promulgated state-specific standards to reduce the sulfur content of diesel fuel. FT diesel fuel produced using the Rentech Process is a low-sulfur, clean-burning fuel, and should therefore be attractive to users.

Government Incentives

        In 2000, Congress designated domestically produced Fischer-Tropsch fuels made from natural gas as an alternative fuel under the Energy Policy Act of 1992. This act also designates liquid fuels from coal as an "alternative fuel."

        The Energy Policy Act of 2005, or EPACT 2005, provides for tax credits, grants, loan guarantees and other incentives to stimulate coal gasification into Fischer-Tropsch fuels and chemicals. EPACT 2005 provides a 20% tax credit for qualifying gasification projects, including by entities which produce chemicals, fertilizers, glass, steel, and for forest products. In order to qualify for the tax credit, coal must comprise at least 90% of fuels required for "production of chemical feedstocks, liquid transportation fuels or coproduction of electricity." EPACT 2005 also authorizes grants for gasification and gasification co-production, which includes the production of Fischer-Tropsch fuels, fertilizer and electricity, as well as comprehensive loan guarantees up to 80% of the project cost for deployment and commercialization of innovative technologies including gasification projects and gasifying coal to produce "ultra-clean premium fuels through Fischer-Tropsch process." EPACT 2005 incentives may be used together with tax credits provided by the statute. EPACT 2005 also provides a temporary election to expense up to 50% of qualified refinery costs, including those for a facility which processes coal via gas into liquid fuel. To qualify, there must be a binding construction contract before January 1, 2008 and the refinery must be placed in service before January 1, 2012. We anticipate that our proposed projects may qualify for us to receive grants, loan guarantees and other incentives under EPACT 2005.

        EPACT 2005 requires the Secretary of Defense to develop a strategy to use fuel produced from coal, tar sands and shale and authorizes the Department of Defense to enter multi-year procurement contracts.

        The Highway Reauthorization and Excise Tax Simplification Act of 2005 also provides a $0.50 per gallon fuel excise tax credit for "any liquid fuel derived from coal (including peat) through the Fischer-Tropsch process."

        We believe the projects to deploy product developed with the Rentech Process may in appropriate circumstances be eligible for one of more of the above incentives.

Acquisition of Royster-Clark Nitrogen, Inc.

        On November 5, 2005, we entered into a definitive stock purchase agreement with Royster-Clark for the purchase of all the issued and outstanding shares of capital stock of Royster-Clark Nitrogen, Inc., or RCN. Under the terms of the agreement, subject to obtaining sufficient financing and the approval of our shareholders and other customary conditions, we will pay $50 million for the stock of RCN, plus an amount equal to RCN's closing net working capital as defined in the agreement. As of March 30, 2006, our estimate of what RCN's working capital will be at the time of closing was $20.5 million. For tax purposes, the transaction will qualify under Section 338(h)(10) of the Internal Revenue Code, which will entitle us to a tax basis in RCN's assets equal to our purchase price.

        RCN owns and operates a nitrogen manufacturing facility, located in East Dubuque, Illinois. The facility has the capacity to produce approximately 830 tons of ammonia per day. We intend to continue to operate the facility as a natural gas fed nitrogen fertilizer facility while converting it to use a coal fed gasification process using Illinois coal as feedstock, although temporary shut-downs may be necessary or advisable for development or economic reasons.

Conversion of East Dubuque Facility

        We will convert the facility in phases, the construction of which will overlap. In Phase 1 of the conversion, we intend to add a commercially available clean coal gasification module that converts coal into syngas for use in fertilizer production. We expect the conversion will allow us to capture the price differential between natural gas and coal and produce fertilizers more cost effectively. Phase 1 will also include the construction of a power plant which will capture the waste heat from the coal gasification process. The converted facility will be capable of producing enough power to meet all of its needs and to provide excess power for sale to the local grid. By converting the facility, we expect to improve the economic return from its operations. In addition, after conversion the facility is expected to produce an additional 90 tons of ammonia per day, which is the building block for various nitrogen fertilizer products. After completion of Phase 1, the East Dubuque facility is expected to purchase approximately 1,560 tons of coal per day on a fixed contract basis. We currently estimate the cost to complete Phase 1 to be approximately $750 million (including approximately $250 million of interest during construction, potential debt reserve requirements and other expenses).

        In Phase 1A, we will add a FT plant using the Rentech Process. We expect the addition of the Rentech Process will enable the facility to produce approximately 1,800 barrels per day of FT liquid hydrocarbon products, primarily ultra-clean diesel fuel, requiring an additional approximately 1,040 tons of coal per day. We estimate that it will cost approximately $60 million to construct the FT plant.

        We expect that the financing for Phase 1 of the project would be raised at the project level and that the financing for Phase 1A would be raised at the project or Rentech level. We presently expect commercial operations of Phases 1 and 1A to commence by 2010.

        Following start-up of commercial FT production, we anticipate that we will develop Phase 2, which will consist of adding additional coal gasification and FT capacity resulting in an increase of approximately 5,000 barrels per day of FT fuel.

        The following graphics depict the current and proposed manufacturing process at the East Dubuque facility:

East Dubuque Facility
Current Manufacturing Process

East Dubuque Facility
Integrated Manufacturing Process (after Completion of Phases 1 and 1A)

Distribution Agreement

        Royster-Clark is one of the nation's largest retailers of fertilizers and a broad line of agricultural products. It has agreed to continue to provide exclusive sales and marketing services for all the fertilizer products produced at the facility pursuant to an initial ten-year distribution agreement we are to enter into with Royster-Clark at the closing of the acquisition of RCN. The distribution agreement will require Royster-Clark to use its commercially reasonable efforts to promote the sale of and to purchase from us all of the nitrogen fertilizer products manufactured at the East Dubuque facility and to negotiate in good faith with us from time to time regarding the purchase and sale of the products. In the event we are not able to reach an agreement with respect to the purchase and sale of specific nitrogen products, then we would have the right to sell the nitrogen products to third parties if certain price and other conditions are met. Under the distribution agreement, we would be obligated to pay Royster-Clark a commission on nitrogen products sold by it, or by us, to third parties equal to a percentage of the applicable sales price, subject to a cap specified in the distribution agreement for the initial ten-year term of the agreement.

Business of Royster-Clark Nitrogen, Inc.

        The following description relates to the business of RCN as presently conducted by Royster-Clark.

  Production Facility

        RCN's manufacturing facility in East Dubuque, Illinois is designed to produce anhydrous ammonia, nitric acid, ammonium nitrate solution, liquid and granular urea, nitrogen solutions (urea ammonium nitrate solution, or UAN) and carbon dioxide using natural gas as a feedstock. East Dubuque is located in the northwest corner of Illinois, and the facility is located on a 100 foot bluff above the Mississippi River with access to the river for loading certain products through RCN-owned loading facilities.

        The facility operates continuously, except for planned shutdowns for maintenance and efficiency improvements, and has historically operated at full capacity except for temporary cutbacks or shutdowns for maintenance or extraordinary market conditions. The facility can optimize the product mix according to swings in demand and pricing for its various products. In 2005, the facility produced approximately 0.9 million tons of these products, compared to approximately 1.0 million tons in 2004. Some products were sold as produced, and others were consumed in the production of upgraded nitrogen products. Final products shipped from the facility during 2005 totaled approximately 365,000 tons of ammonia and upgraded nitrogen products, compared to approximately 498,000 tons in 2004. Carbon dioxide shipments totaled approximately 86,000 tons and 109,000 tons in 2005 and 2004, respectively.

        The following table sets forth the East Dubuque facility's current rated production capacity for the listed nitrogen fertilizer products in tons per day.

Plant	Capacity (tons per day)
Ammonia	830
UAN Blending	1,100
Ammonium nitrate	600
Urea synthesis	400
Urea granulation	140
Nitric acid (2 plants)	380
CO2	650

  Products

        RCN's product sales are heavily weighted toward anhydrous ammonia and UAN, which typically make up over 80% of total revenues. Products sold include anhydrous ammonia, UAN, nitric acid, carbon dioxide and granular and liquid urea. All of its products are sold to subsidiaries of Royster-Clark with the exception of carbon dioxide which is sold to industrial customers, generally on a contract basis. Although anhydrous ammonia and UAN are often interchangeable, each has its own characteristics, and customer product preferences vary according to the crop planted, soil and weather conditions, regional farming practices, relative prices and the cost and availability of appropriate storage, handling and application equipment. A more detailed description of its products follows below:

        Anhydrous Ammonia.    RCN produces anhydrous ammonia (often referred to simply as "ammonia"), the simplest form of nitrogen fertilizer and the feedstock for the production of other nitrogen fertilizers. Ammonia is produced by reacting natural gas with steam and air at high temperatures and pressures in the presence of catalysts. The ammonia processing unit has a current rated capacity of 830 tons per day. Ammonia product storage consists of two 20,000 ton tanks. Ammonia is used in the production of all other products produced by the facility, except for carbon dioxide.

        Ammonia contains 82% nitrogen by weight and is generally the least expensive form of fertilizer per pound of nitrogen. However, because it is a gas that must be kept under pressure and refrigerated, ammonia is more costly to store, ship and apply than other nitrogen fertilizer products and must be applied in the fall during cool weather after harvest, in the spring just before planting or as side dress after the plant emerges. When used as a fertilizer, ammonia must be injected into the soil by specialized equipment, and soil conditions can limit its application.

        UAN.    UAN is produced by combining urea solution and ammonium nitrate solution. An aqueous solution of ammonium nitrate, referred to as AN, an intermediate in UAN manufacture, is produced in a separate AN unit by neutralizing nitric acid with ammonia. No solid ammonium nitrate is produced in the facility. UAN is a liquid fertilizer and, unlike ammonia, is odorless and does not need to be refrigerated or pressurized when transported or stored. The East Dubuque facility maintains two UAN storage tanks having a combined storage capacity of 80,000 tons.

        As a liquid, UAN has many advantages over solid fertilizers and ammonia. UAN may be applied more uniformly than non-liquid products and may be mixed with various crop protection products or other nutrients, permitting the farmer to apply several materials simultaneously, thus reducing energy and labor costs. In addition, UAN, unlike ammonia, may be applied from ordinary tanks and trucks and can be applied to the soil either through spraying, injecting or through irrigation systems throughout the growing season. Moreover, due to its stable nature, UAN can be a preferred fertilizer choice for crops requiring soil surface applications (such as no-till row crops).

        Urea.    Urea product is produced through the reaction of ammonia with carbon dioxide at high pressure and temperatures creating a molten product called Urea solution at a nitrogen concentration of approximately 80%. Urea solution can be further processed through the urea granulation plant to create dry granular urea (46% nitrogen concentration) for sale to trade, used for the production of UAN or sold directly to trade customers in its state as a urea solution. The facility has a 12,000 ton capacity bulk warehouse which may be used for dry bulk granular urea storage.

        Nitric Acid.    RCN produces nitric acid through two separate nitric acid plants. Nitric acid is produced through the catalytic combustion of ammonia vapor in air over a platinum-rhodium (precious metals) gauze and absorption of the nitric oxide in weak acid. Nitric acid is either sold to third parties or used within the facility for the production of ammonium nitrate solution, as an intermediate from which UAN is produced. Limited storage capacity is currently available at the facility, but sufficient storage is available for efficient product loading. Storage capacity has not been a limiting factor in the sales of nitric acid.

        Carbon Dioxide.    Carbon dioxide, or CO2, is a co-manufactured gaseous product in the manufacture of ammonia (approximately 1.1 tons of CO2 per ton of ammonia). Most plants vent the gas from their ammonia production to the atmosphere. The East Dubuque facility has developed a market for the CO2 through conversion to a purified food grade liquid carbon dioxide. The CO2 is purified, compressed and chilled to condensing conditions. It is stored as a saturated liquid for later sale to various industrial customers. The facility is a certified producer of food grade liquid CO2 for the soft drink industry. The facility has storage capacity of approximately 1,900 tons of CO2. Negotiated contract agreements for CO2 allows for regular shipment of CO2 twelve months a year, so the current storage capacity is adequate.

  Marketing and Distribution

        RCN sells all its products, with the exception of CO2, to Royster-Clark. Royster-Clark sells the products to either wholesale or retail agricultural customers or in the case of industrial nitrogen products, primarily nitric acid, to industrial customers. CO2 is marketed by staff at the facility, generally on a contract basis. Sales to Royster-Clark accounted for over 71% of RCN's 2005 sales.

  Breakdown of Revenue by Product

        Revenue contributions of RCN's principal products for each of its last three fiscal years appear in the table below.

	Year ended December 31,
	2005	2004	2003
	(unaudited)
	(thousands)
Anhydrous ammonia	$31,181	$42,070	$35,947
Nitrogen solutions	40,334	44,404	22,486
Granular and liquid urea	6,832	5,443	4,253
Nitric acid	1,901	1,963	1,898
Other	55	36	34

Total product revenues to Royster-Clark	80,303	93,916	64,618
Carbon dioxide and other revenue	32,304	8,714	12,033

Total revenues	$112,607	$102,630	$76,651

  Seasonality and Volatility

        The fertilizer business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated to allow for uninterrupted customer deliveries, and require significant storage capacity. This inherent seasonality means that inventories must be accumulated to be available for seasonal sales. The accumulation of inventory has historically been financed by Royster-Clark through its credit facility, by customer prepayments and by suppliers. This seasonality generally results in higher fertilizer prices during peak periods, with prices normally reaching their highest point in the spring, decreasing in the summer, and increasing again in the fall as depleted inventories are restored. Another seasonal factor affecting the RCN is the ability to transport product via barges on the Mississippi River. During the winter, the Mississippi River is closed due to river blockage from ice formations. The river closure affects how RCN can transport its products and their profitability due to differences in transportation costs.

        Nitrogen fertilizer price levels are influenced by world supply and demand for ammonia and nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Shorter-term demand is affected by world economic conditions and international trade decisions. Supply is affected by increasing worldwide capacity and the availability of nitrogen product imports from major producing regions such as the former Soviet Union, the Middle East, South America and Trinidad. During the period 2002-2003, favorable nitrogen prices in the industry spurred capacity additions in the form of new and expanded production facilities. These production changes and escalation of natural gas prices in 2005 have negatively impacted profitability of nitrogen manufacturing and has resulted in some curtailments or shutdowns of North American nitrogen manufacturing capacity. Many of these shutdowns are expected to be permanent.

  Raw Materials

        The principal raw material used to produce manufactured nitrogen products is natural gas. RCN has historically purchased natural gas for use in the facility in the spot market, through the use of forward purchase contracts, or a combination of both. Forward purchase contracts have historically been used to lock in pricing for a portion of the facility's natural gas requirements. These forward purchase contracts are generally either fixed-price or index-priced, short term in nature and for a fixed supply quantity. RCN is able to purchase natural gas at competitive prices due to its connection to the Northern Illinois Gas Company, or NICOR, distribution system and its proximity to the Northern Natural Gas pipeline. Natural gas purchases used in production were approximately 8.7 billion cubic feet in 2005 compared to approximately 10.4 billion cubic feet in 2004.

        There has been a generally increasing trend in natural gas prices in the last three years due to various supply factors, including the increasing overall demand for natural gas from industrial users, which is affected, in part, by the general conditions of the United States economy, and other factors. Seasonal fluctuations exist within each year resulting from various supply and demand factors, such as the severity of winters affecting consumers' consumption for heating, and the severity of summers affecting industrial demand by utilities for electrical generation, among other factors. Volatility is also evidenced by price swings resulting from recent hurricanes in the Gulf of Mexico where significant production of natural gas exists. RCN does not obtain supplies of natural gas from the Gulf of Mexico region; however, changes in levels of natural gas prices affected by supply factors related to this region or other supply factors and market prices of nitrogen products can materially affect RCN's financial position and results of operations. RCN has not experienced difficulties in securing supplies of natural gas. Natural gas has been purchased at market prices, which are subject to price volatility.

  Transportation

        Natural gas is transported into the facility through a connection to the natural gas pipeline from NICOR. Products are shipped by barge, truck and rail. The facility can ship ammonia and UAN through a barge dock on the Mississippi River. The East Dubuque facility owns a rail spur that connects to the Burlington Northern Santa Fe Railway, or BNSF. The Canadian National Railway Company also services the East Dubuque facility and has rights to travel on the BNSF main line.

  Employees and Labor Relations

        As of March 30, 2006, RCN employed approximately 29 non-unionized and salaried employees and approximately 84 unionized employees. RCN believes that it has good relations with its employees. Currently, RCN has one labor contract in place covering the 84 unionized employees. This contract is up for renewal in October 2006. RCN has not experienced work stoppages in the recent past.

  Environmental Matters

        Rentech's and RCN's facilities and operations must comply with a variety of United States federal, state and local environmental laws, regulations and ordinances, including those governing and imposing liability for the discharge of pollutants into the air and water, the management and on-site and off-site disposal of chemicals, byproducts, including wastewater and spent catalyst, and hazardous wastes, worker health and safety, the investigation and cleanup of contamination at currently and formerly owned or operated sites, as well as third party sites that may have been impacted by Rentech's or RCN's operations, and for natural resource damages related to any releases of hazardous substances. For example, under CERCLA, we could be held strictly, jointly and severally liable for the removal and remediation of any hazardous substance contamination at our currently or formerly owned or operated facilities, at off-site properties (where migration of contamination from our facilities occurred) and at third party waste disposal sites at which our wastes were disposed. Because of Rentech's and RCN's operations, the history of industrial or commercial uses at Rentech's and RCN's currently and formerly owned and operated facilities, and the use, production, disposal and possible release of hazardous substances and wastes at or from those facilities, we may be subject to liability under environmental laws. We could also be subject to liability for personal injury based on human exposure to or natural resource damages from hazardous substances or wastes released or disposed of at or from Rentech's or RCN's currently or formerly owned or operated facilities.

        In addition, some of Rentech's and RCN's operations require environmental permits and controls to prevent or limit pollution to the environment. We could incur substantial costs, including cleanup costs, civil or criminal fines, penalties or sanctions and third party claims for property damage or personal injury as a result of violations of or liabilities under environmental laws and regulations or non-compliance with environmental permits. The East Dubuque facility has experienced some level of regulatory scrutiny in the past and may be subject to further regulatory inspections, future requests for investigation relating to, or assertions of liability for, among other things, regulated materials management practices.

        Future events, such as changes in existing laws and regulations or their interpretation, the discovery of previously unknown environmental conditions or contamination or the imposition of new cleanup requirements, may give rise to additional compliance costs or liabilities that could have a material adverse effect on our business, financial condition or results of operations. Compliance with more stringent laws or regulations, as well as stricter or different interpretations of existing laws, may require additional expenditures by us that could be material.

  Competition

        RCN competes with a number of domestic producers of nitrogen fertilizer products, many of which are larger and have access to lower cost sources of financing and greater resources than it does. Customers for nitrogen fertilizer products make purchasing decisions principally on the delivered price and availability of the product. If we acquire RCN, we plan to continue to operate its facility with natural gas as the feedstock until we complete the conversion of the facility to use coal. The market price for natural gas has been volatile. To the extent that prices of natural gas increase, it will be more difficult for us to maintain a competitive price position with respect to our competitors. In addition, after we are able to convert the facility to use coal as feedstock, increases in the price of coal could similarly adversely affect our competitive position.

Intellectual Property and Patents

        We own 20 issued United States utility patents pertaining to the Rentech Process, which includes our Fischer-Tropsch processes, applications of our processes and the products produced, and the materials used in the Rentech Process. We also own four pending United States utility applications and four issued foreign patents in Europe and in countries such as Australia, Brazil, Canada, China, Indonesia and India. Our patents claim the overall Rentech conversion process; a method for cracking produced waxes; a method of making and activating a promoted iron catalyst for use in slurry synthesis reactors; production of a synthetic oxygenated diesel fuel; use of our oxygenated diesel fuel as an additive to conventional diesel fuel; control of the tail gas from our process to maximize either the production of electricity from our tail gas, FT products or a near-pure form of carbon dioxide; and integration of the Rentech Process with nitrogen fertilizer facilities to enable them to co-produce nitrogen fertilizers, FT fuels, and electricity.

        Use of the Rentech Process requires use of our iron-based catalyst, which we have patented. Two of our patents include key elements of a process that improves the carbon conversion efficiency of the Rentech Process.

        We currently have several pending United States and foreign patent applications which claim improvements to certain aspects of the Rentech Process. Moreover, we have registered the RENTECH mark with the United States Patent and Trademark Office, or USPTO, to identify and distinguish our services from those of other companies.

        The term of a utility patent is generally twenty years from the date of filing an application with the United States Patent and Trademark Office. If priority of an earlier application or applications is claimed, the term can end twenty years from the filing date of the earliest of such earlier applications. Patents that are in force on or that will issue on an application that is filed before June 8, 1995 have a term that is the greater of the "twenty year term" noted above or seventeen years from the patent grant. Our first patent matured from an application that was filed in 1992 and expires seventeen years from grant. Our most recent application was filed in 2005.

        We also maintain trade secrets and confidential proprietary information that we use in connection with our trademarked Rentech Process. The life of a trademark is indefinite as long as there is continual use of the mark. The term of our trade secrets and proprietary information is perpetual as long as we prevent public disclosure by keeping them secret and confidential and they are not discovered or reverse-engineered by others.

        The success of our business, as well as that of our subsidiaries, depends upon the intellectual property that we own and use in the conduct of our business. We believe that our intellectual property gives us rights to exploit our technologies and to exclude others from making, using, selling or importing certain inventions throughout the United States without our consent. If we lost the rights to exploit or exclusively exploit an intellectual property asset, the financial results of our business and our overall financial results and prospects would be materially harmed.

Regulation

        The ownership and operation of nitrogen fertilizer and alternative fuel facilities are subject to extensive United States federal, state and local environmental, health and safety laws and regulations, including those governing and imposing liability for the discharge of pollutants into the air and water, the management and on-site and off-site disposal of chemicals, byproducts, including waste water and spent catalyst, and hazardous wastes, worker health and safety, the investigation and cleanup of contamination at currently and formerly owned or operated sites, as well as third party sites that may have been impacted by Rentech's or RCN's operations, and for natural resource damages related to any releases of hazardous substances. For example, under CERCLA, we could be held strictly, jointly and severally liable for the removal and remediation of any hazardous substance contamination at our currently or formerly owned or operated facilities, at off-site properties (where migration of contamination from our facilities occurred) and at third party waste disposal sites at which our wastes were disposed. Because of Rentech's and RCN's operations, the history of industrial or commercial uses at Rentech's and RCN's currently and formerly owned and operated facilities, and the use, production, disposal and possible release of hazardous substances and wastes at or from those facilities, we may be subject to liability under environmental laws. We could also be subject to liability for personal injury based on human exposure to or natural resource damages from hazardous substances or wastes released or disposed of at or from Rentech's or RCN's currently or formerly owned or operated facilities.

        In addition, some of Rentech's and RCN's operations require environmental permits and controls to prevent or limit pollution to the environment. Compliance with laws, regulations and requisite permits could require us to curtail our operations or increase costs of designing, installing and operating our nitrogen fertilizer and alternative fuel facilities. For example, emissions from those facilities may require the installation of costly pollution control equipment in order to meet applicable environment legal and permit requirements.

        Although we do not believe that compliance with environmental and health and safety laws and regulations and applicable environmental permit requirements in connection with our current operations or the operation of RCN's East Dubuque facility will have a material adverse effect on us, we cannot predict with certainty the future costs of complying with environmental laws, regulations and permit requirements or the costs that may be associated with investigation, remediating contamination or monitoring. RCN's East Dubuque facility has experienced some level of regulatory scrutiny in the past and may be subject to further regulatory inspections, future requests for investigation relating to, or assertions of liability for, among other things, regulated materials management practices. In the future, we could incur material liabilities or costs related to environmental matters, and these environmental liabilities or costs (including fines or other sanctions) could have a material adverse effect on our business, operating results and financial condition.

        In addition, the engineering design and technical services we provide to our licensees are subject to governmental licensing requirements, which require that such services comply with certain professional standards and other requirements. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements. However, the loss or revocation of any license or the limitation on any services thereunder could prevent us from conducting such services and could subject us to substantial fines. In addition, changes in these requirements could adversely affect us.

Petroleum Mud Logging, Inc.

        In June 1999, we entered into the business of providing well logging services to the oil and gas industry through our purchase of the assets of two established and related companies that have been providing services in these fields since 1964. We are using the assets to continue these businesses through our wholly-owned subsidiary, Petroleum Mud Logging, Inc., or PML, with headquarters in Oklahoma City, Oklahoma. The services are provided to customers primarily located in Oklahoma, Texas, New Mexico and Louisiana.

        PML currently owns thirty-eight manned mobile well logging units that are moved from well to well and eighteen additional units, with four more under construction, that are remote controlled mobile well logging units that perform most of the same functions and can be operated without a human operator at the drill site full time. The logging equipment within these mobile units measures traces of gases and water throughout the depth of a well hole by analyzing the drilling mud recovered from the well as drilling progresses. The results are transmitted to customers and their geologists immediately, either by land lines or satellite uplink. The mineral owners use this information to detect the presence of oil and gas deposits in underground formations and to direct their exploration and development drilling. We believe we have been and will be able to favorably compete in this business because of our advanced technological capabilities, experienced staff and competitive prices from both manned and limited service units. Our mud logging units are well equipped mobile laboratories. Our units receive and automatically test data on site from the drill holes as a well is drilled.

        During the past several years, demand for our logging services has increased, particularly for natural gas wells. We expect this trend to continue as exploration for natural gas intensifies due to increasing demand for that energy source. We plan to add more remote controlled units to meet a growing need for high-quality, cost-effective sensing solutions in specific geologic basins.

        Our competitors in oil and gas field services include approximately 50 other companies. Several of these companies are divisions or subsidiaries of major oil and gas companies or other energy businesses. Those competitors have substantially more financial assets and other resources than we do. The units automatically analyze that information and rapidly communicate the results to the mineral owner. These capabilities give us advantages over most of our competitors by enabling the mineral owner and its geologists to direct the drilling without being at the site. During the past several years, we have upgraded PML's equipment and technology by adding safety features to provide advance warning to workers of potential gas blow-outs of a well on which they are working. This meets new safety standards adopted by several states. It provides PML a competitive advantage over most other mud logging companies that have not added this equipment.

Employees

        As of March 30, 2006, we had 130 permanent and contract employees, of whom 17 work at our development and testing laboratory, and 91 at Petroleum Mud Logging, Inc. If we succeed in acquiring the East Dubuque facility, we will initially have approximately 113 employees at that facility. When reconfigured, we expect the facility will have approximately 250 full-time employees.

MANAGEMENT

Name	Age	Position(s)
D. Hunt Ramsbottom	48	Chief Executive Officer, President and Director
Dennis L. Yakobson	69	Director and Chairman
Ronald C. Butz	68	Director
Michael F. Ray	52	Director
Thomas L. Bury	63	Director
Halbert S. Washburn	46	Director
Erich W. Tiepel	62	Director
Douglas M. Miller	46	Chief Operating Officer and Executive Vice President
Richard O. Sheppard	58	Senior Vice President, Project Development
Charles B. Benham	69	Vice President, Research and Development
Claude C. Corkadel, III	56	Vice President, Strategic Programs
Peter S. Pedersen	52	Vice President, Technology
Amanda M. Darby	38	General Counsel and Secretary
Geoffrey S. Flagg	35	Chief Accounting Officer
Jim D. Fletcher	60	President and General Manager of Petroleum Mud Logging, Inc.

        D. Hunt Ramsbottom, Chief Executive Officer, President and director—Mr. Ramsbottom, age 48, was appointed our President and director on September 13, 2005 and Chief Executive Officer on December 15, 2005. Mr. Ramsbottom had been serving as our consultant since August 5, 2005 under the terms of a Management Consulting Agreement. Prior to accepting his position with us, Mr. Ramsbottom held various key management positions including: Principal and Managing Director of Circle Funding Group LLC, 2004-2005; Chief Executive Officer and Chairman of M2 Automotive, Inc., 1997-2004; and Chief Executive Officer of Thompson PBE (NASDAQ: THOM), 1989-1997, which was acquired by FinishMaster, Inc. in 1997. On April 17, 2005, M2 Automotive, Inc. completed an assignment for the benefit of its creditors pursuant to a state law insolvency proceeding. Mr. Ramsbottom holds a Bachelor of Science degree from Plymouth State College.

        Dennis L. Yakobson, Director and Chairman of the Board—Mr. Yakobson, age 69, has served as a director and our Chairman of the Board since 1983 and is one of our founders. In December 2005, he resigned from his position as Chief Executive Officer and currently serves as a director. He was employed as Vice President of Administration and Finance of Nova Petroleum Corporation from 1981 to 1983. From 1979 to 1983, he served as a director and Secretary of Nova Petroleum Corporation. He resigned from those positions in November 1983 to become one of our directors and our president. From 1976 to 1981 he served as a director, Secretary and Treasurer of Power Resources Corporation, a mineral exploration company, and was employed by it as a Vice President. From 1975 to 1976 he was employed by Wyoming Mineral Corporation as a contract administrator. From 1971 through 1975 he was employed by Martin Marietta Corporation as marketing engineer in space systems. From 1969 to 1971 he was employed by Martin Marietta in a similar position. From 1960 to 1969 he was employed by Grumman Aerospace Corporation, his final position with it being contract administrator with responsibility for negotiation of prime contracts with governmental agencies. He is a director of GTL Energy Pty Ltd., a private company based in Adelaide, Australia. He received a Bachelor of Science degree in Civil Engineering from Cornell University in 1959 and a Masters in Business Administration degree from Adelphi University in 1963.

        Ronald C. Butz, Director—Mr. Butz, age 68, has served as one of our directors since 1984. In October 1989, Mr. Butz was appointed our Vice President, in June 1990 he was appointed Secretary, and in May 1998 he became Chief Operating Officer. In December 2005, he resigned from his position as Chief Operating Officer, Vice President and Secretary and currently serves as a director. From 1984 to 1989, Mr. Butz was employed as President of Capital Growth, Inc., a privately-held corporation providing investment services and venture capital consulting. From 1982 to 1983, Mr. Butz was a shareholder, Vice President and Chief Operating Officer of World Agricultural Systems, Ltd., a privately-held corporation specializing in the international marketing of commodity storage systems. From 1966 to 1982, Mr. Butz was a practicing attorney in Denver, Colorado with the law firm of Grant, McHendrie, Haines and Crouse, P.C. He received a Bachelor of Science degree in Civil Engineering from Cornell University in 1961 and a Juris Doctor degree from the University of Denver in 1965.

        Michael F. Ray, Director—Mr. Ray, age 52, was appointed a member of our Board of Directors effective May 11, 2005. Mr. Ray founded and has served as President of ThioSolv, LLC since 2001. ThioSolv, LLC is in the business of developing and licensing technology. From 1995 to 2001, Mr. Ray served as Vice President of Business Development for Coastal Catalyst and Chemicals Division. Mr. Ray worked for Coastal Chem, Inc. as President from 1990 to 1995 and Vice President of Corporate Development and Administration from 1986 to 1990. From 1985 to 1986, Mr. Ray served as Vice President of Carbon Dioxide Marketing. Mr. Ray worked for Liquid Carbonic Corporation as Regional Operations Manager from 1981 to 1985 and Plant Manager from 1980 to 1981. Mr. Ray received his Bachelor of Science in Industrial Technology from Western Washington University and his Masters of Business Administration from Houston Baptist University. Mr. Ray also served on the Nitrogen Fertilizer Industry Ad Hoc Committee, University of Wyoming EPSCOR Steering Committee and Wyoming Governor's committee for evaluating state employee compensation.

        Thomas L. Bury, Director—Mr. Bury, age 63, was appointed a member of our Board of Directors effective November 12, 2004. Mr. Bury was a consultant to Aggregates Inc. from 2000 until 2004. He was a founding shareholder and served as Chief Financial Officer of Tecta America Corp., a member of the construction industry supplying aggregate building materials, from its organization in 1998 until completion in September 2000 of its merger that consolidated ten businesses in the construction industry. Since then he has advised investors on business valuations and acquisition strategies. Prior to founding Tecta America Corp., he was Chief Financial Officer of Redland PLC's aggregate businesses in North America, and had responsibility for its financial functions from 1987 through 1998. From 1972 through 1987, Mr. Bury worked for Fischbach Corporation, primarily serving as Chief Financial Officer of its subsidiary, Natkin & Company, a nationwide mechanical contractor. He received his Bachelor of Science degree in Business Administration from Bowling Green State University and his Masters of Business Administration degree from Syracuse University.

        Halbert S. Washburn, Director—Mr. Washburn, age 46, was appointed as one of our directors on December 15, 2005. Mr. Washburn has over 20 years of experience in the energy industry. Mr. Washburn is the co-founder and Chief Executive Officer of BreitBurn Energy Company LP (USA), a subsidiary of Provident Energy Trust. Mr. Washburn is responsible for BreitBurn's oil and gas operations and co-manages BreitBurn's acquisition and capital formation activities. Mr. Washburn currently serves on the Executive Committee of the Board of Directors of the California Independent Petroleum Association. He also served as Chairman of the Stanford University Petroleum Investments Committee and as Secretary and Chairman of the Wildcat Committee. Mr. Washburn holds a Bachelor of Science degree in Petroleum Engineering from Stanford University.

        Erich W. Tiepel, Director—Dr. Tiepel, age 62, has served as one of our directors since 1983. Since 1981, Dr. Tiepel has been a principal owner, president and director of Resource Technologies Group, Inc., or RTG, a privately owned company he founded. RTG is a high technology consulting organization specializing in process engineering, water treatment, hazardous waste remediation, and regulatory affairs. From 1977 to 1981 he was project manager for Wyoming Mineral Corporation, a subsidiary of Westinghouse Electric Corp., where his responsibilities included management of the design, contraction and operation of ground water treatment systems for ground water cleanup programs. From 1971 to 1976 he was a principal project engineer for process research for Westinghouse Research Labs. From 1967 to 1971, he was a trainee of the National Science Foundation at the

University of Florida in Gainesville, Florida. He obtained a Bachelor of Science degree in Chemical Engineering from the University of Cincinnati in 1967, and a Ph.D. in Chemical Engineering from the University of Florida in 1971.

        Douglas M. Miller, Chief Operating Officer and Executive Vice President—Mr. Miller, age 46, has served as Chief Operating Officer and Executive Vice President since January 20, 2006. Mr. Miller was employed by Unocal Corporation since 1991 through its acquisition by Chevron Corporation in October 2005, and for more than five years prior to the acquisition, was the Vice President, Corporate Development.

        Richard O. Sheppard, Senior Vice President, Project Development—Mr. Sheppard, age 58, joined us in January 1998 as Director of Sales and Marketing of the Rentech Process, served as President of Rentech Development Corporation from April 2004 to March 2006, and was appointed Senior Vice President, Project Development on December 15, 2005. Prior to joining Rentech, he was engaged in the project development of independent electrical power plants ranging in size from 25 megawatts to 250 megawatts in the United States, South America, and Central America. He held positions as Vice President Development with Flatiron Constructors from 1996 to 1999, Wellhead Electric Co. from 1992 to 1996, and Ultrasystems Power Corporation and Engineers from 1988 to 1992. Previous employers were Kaiser Power Corporation from 1983 to 1988, and Merck Chemical (Calgon) International from 1974 to 1983. Mr. Sheppard was a Lieutenant in the United States Navy from 1969 to 1974. He obtained a Bachelor of Science degree in Chemical Engineering from the University of Idaho in 1969 and earned a Master of Business Administration degree in Finance and Marketing from St. Mary's College, California, in 1980.

        Charles B. Benham, Vice President, Research and Development—Dr. Benham, age 69, is one of our founders and has been an officer of Rentech since our inception in 1981. He served as our President until 1983 and as one of our directors from inception until 1996. From 1977 to 1981, Dr. Benham worked at the Solar Energy Research Institute in Golden, Colorado, on thermal and chemical processes for converting agricultural crop residues to diesel fuel, on thermochemical transport of solar energy using ammonia decomposition and steam reforming of methane, and on high temperature applications of solar energy. He was employed at the Naval Weapons Center, China Lake, California, from 1958 through 1977 where he was engaged in research and development on thermal and chemical processes for converting municipal solid wastes to liquid hydrocarbon fuels, thermochemical analyses of solid-fueled and ramjet engines, combustor modeling, rocket motor thrust vector control, rocket motor thrust augmentation, catalyst behavior in carbon monoxide oxidation, and in liquid hydrocarbon fuels for ramjet applications. Dr. Benham is the author of several published articles in the fields of liquid fuel production from organic waste, catalyst pellet behavior and rocket propulsion. He received a Bachelor of Science degree in Mechanical Engineering from the University of Colorado in 1958, and a Master of Science degree in Engineering in 1964 and a Ph.D. in Engineering (energy and kinetics) in 1970, both from the University of California, Los Angeles.

        Claude C. Corkadel, III, Vice President, Strategic Programs—Mr. Corkadel, age 56, was appointed Vice President, Strategic Programs of Rentech, effective January 1, 2004. For 28 years, from 1972 to 2000, Mr. Corkadel worked for Mobil Oil Corporation in various management positions. These offices included President and Country Manager of Mobil Philippines, Planning Manager for Mobil Nigeria, Strategic Planning Manager for the Alternative Energy Division (including coal, uranium, oil shale and synthetic fuels projects), Global Director for Mobil's special products business and a member of the transition team for Africa under the ExxonMobil merger. After retiring from Mobil in January 2000, he worked as a special consultant for several small entrepreneurial businesses, and held executive positions during key development periods. During 2000 and early 2001, he was President of Nova Lending, an online mortgage company. Later in 2001 and in 2002, he was President and Chief Executive Officer of WellDog, Inc, a technology development company working on cutting edge down-hole sensing devices for the oil and gas industry. He consulted exclusively for Rentech starting February 2003. Mr. Corkadel is a graduate of Colorado School of Mines with a Bachelor of Science degree in Metallurgical Engineering and a minor in Mineral Economics. He obtained a Master in Business Administration degree in Finance from Drexel University in 1981.

        Peter S. Pedersen, Vice President, Technology—Mr. Pedersen, age 52, was appointed Vice President, Technology in September 2005 and has been employed by Rentech since May 2000 as the Manager of Project Engineering. Mr. Pedersen has more than 25 years of experience in a combination of chemical process engineering and operations, as well as marketing and business management within the syngas, petrochemical, refining and offshore oil and gas related industries. Mr. Pedersen received his Bachelor of Science degree in Chemical Engineering from the Technical University of Denmark, Lyngby, Denmark in 1979.

        Amanda M. Darby, General Counsel and Secretary—Ms. Darby, age 38, was appointed our General Counsel in April 2005 and Secretary in January 2006. Ms. Darby previously served as Assistant Corporate Counsel and Assistant Secretary to The First American Corporation/First American Title Insurance Company (NYSE: FAF). Prior to working at First American, Ms. Darby practiced law for Stepp & Beauchamp, LLP and Jackson & Wallace LLP. Ms. Darby worked as a law clerk in the Business Group of Luce, Forward, Hamilton & Scripps LLP. Ms. Darby received a Bachelor of Arts degree in Communications from the University of Colorado, Boulder in 1991 and a Juris Doctor degree from California Western School of Law in 1997.

        Geoffrey S. Flagg, Chief Accounting Officer—Mr. Flagg, age 35, was appointed our Chief Accounting Officer in January 2006. Mr. Flagg served as our Chief Financial Officer from January 2004 to January 2006. Mr. Flagg is a Certified Public Accountant and has been involved in auditing and accounting of publicly traded companies since 1996. From September 1996 through June 2000, he was an Audit Associate at the national accounting firm of BDO Seidman, LLP. While there, he was responsible for planning, performing and managing financial statement audits for a variety of public and private companies, including our annual audit and quarterly reviews. From June 2000 through January 2001, he was the controller of Wholetree.com, a software development company. From January 2001 through December 2003, Mr. Flagg served as our corporate controller. He received a Bachelor of Science degree in Accounting from the University of Colorado at Denver in 1996.

        Jim D. Fletcher, President and General Manager, Petroleum Mud Logging, Inc.—Mr. Fletcher, age 60, has served as President of Petroleum Mud Logging, Inc. since August 1999. Mr. Fletcher has been employed in the mud logging services industry since 1973. From 1995 to August 1999, Mr. Fletcher was employed by Penson Well Logging as its general manager and marketing officer. From 1988 through 1994, Mr. Fletcher worked for Petroleum Mud Logging, Inc. as a mud logging technician. This corporation sold its assets to Rentech, Inc. in 1999, which is continuing the business. After the purchase by Rentech, Petroleum Mud Logging then named Mr. Fletcher as its General Manager, and he continues in that position. From 1981 to 1988, Mr. Fletcher was employed by OFT Exploration as a well site geologist, and also worked as a consulting geologist. Mr. Fletcher obtained a Bachelor of Science degree in Business Administration and a minor in Geology and Economics from Southwestern State College of Oklahoma in 1974.

DESCRIPTION OF THE NOTES

        We will issue the notes under an indenture between us and Wells Fargo Bank, National Association, as trustee.

        The following description is only a summary of the material provisions of the notes and the indenture. It does not purport to be complete. We urge you to read those documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of those documents from us upon written request at our address, which is listed in this prospectus supplement under "Incorporation of Certain Documents by Reference."

        For purposes of this section, references to "we," "us," "our" and "Rentech" refer solely to Rentech, Inc., and not to its subsidiaries.

General

  The Notes

        The notes

  •
  are limited to $50,000,000 aggregate principal amount (or $57,500,000 if the underwriters exercise in full their over-allotment option to purchase additional notes);

  •
  mature on            , 2013, unless earlier converted by holders, redeemed at our option or purchased by us at the option of holders upon a "fundamental change" (as defined below under "—Repurchase of Notes at the Option of Holders Upon a Fundamental Change");

  •
  bear interest at a rate of            % per annum on the principal amount, payable semi-annually, in arrears, on each            and            , beginning on            , 2006, to the holders of record at the close of business on the preceding            and            , respectively;

  •
  may be surrendered for conversion if any of the following conditions is satisfied:

  •
  during any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share on such last trading day;

  •
  if we have called the notes for redemption;

  •
  if the average of the trading prices of the notes for any five consecutive trading day period is less than 98% of the average of the conversion values of the notes during that period;

  •
  if we make certain significant distributions to the holders of our common stock;

  •
  in connection with a transaction or event constituting a fundamental change; or

  •
  at any time on or after                             , 2013 until the close of business on the business day immediately preceeding the maturity date.

  •
  are convertible into shares of our common stock (or cash or a combination of cash and shares of common stock, if we so elect) at an initial conversion rate of             shares of our common stock per $1,000 principal amount of notes (which represents a conversion price of approximately $            per share of common stock), subject to adjustments as described below under "—Conversion of Notes—Conversion Rate Adjustments." In addition, at any time on or before the 21st trading day preceding the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the principal amount of the notes to be converted in cash, with any remaining amount to be satisfied, at our option, in cash, common stock or a combination of both, as described under "—Conversion of Notes—Right to Irrevocably Elect Net Share Settlement Upon Conversion;"

  •
  are redeemable by us before            , 2011, in whole or in part, at a redemption price payble in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but not including, the repurchase date as described below under "—Repurchase of Notes at the Option of Holders upon a Fundamental Change," and an additional "coupon make-whole" payment described under "—Provisional Redemption" if in the previous 10 trading days ending on the trading day before the date of the mailing of the provisional redemption notice the volume weighted average price of our common stock exceeds 150% of the prevailing conversion price for at least five consecutive trading days;

  •
  are redeemable by us on and after            , 2011, in whole or in part, at a redemption price payable in cash equal to 100% of the principal amount of each note to be redeemed, plus any accrued and unpaid interest to, but not including, the redemption date;

  •
  are subject to repurchase by us for cash at the option of the holders upon the occurrence of a fundamental change, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but not including, the repurchase date as described below under "—Repurchase of Notes at the Option of Holders upon a Fundamental Change;"

  •
  are entitled to receive on notes converted in connection with a fundamental change, a make-whole premium payable in shares of our common stock, or the consideration into which our common stock has been converted or exchanged in connection with such fundamental change, on the repurchase date for the notes after the fundamental change, subject to certain exceptions, which is designed to compensate you for the lost option time value of your notes as a result of a fundamental change; and

  •
  are represented by one or more registered securities in global form as described below under "—Book-Entry Delivery and Form."

        The indenture will not contain any financial covenants and will not restrict us or our subsidiaries from paying dividends or making investments in subsidiaries or other entities, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture will contain no covenants or other provisions to afford protection to holders of notes in the event of highly leveraged transactions or a fundamental change of Rentech, except to the extent described under "—Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and "—Consolidation, Merger and Sale of Assets."

        The notes will be our general unsubordinated unsecured obligations, ranking equally in right of payment to all of our existing and future unsubordinated unsecured indebtedness, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. The notes will be junior in right of payment to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such obligations and structurally subordinated in right of payment to all existing and future obligations of our subsidiaries, including trade credit.

        As of December 31, 2005, after giving effect to the consummation of this offering, we would have had approximately $53.4 million principal amount of total indebtedness, $1.0 million of which would have been secured, and our subsidiaries would have had an aggregate of $1.7 million of indebtedness, trade payables and accrued liabilities.

        No sinking fund is provided for the notes.

        We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 principal amount and multiples thereof, and will be represented by one or more global securities. We may pay interest by check mailed to each holder at its address as it appears in the notes register; provided, however, that holders with notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer of immediately available funds; provided further, however, that payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

        Neither we nor the registrar nor the trustee is required to exchange or register a transfer of:

  •
  any notes for a period of 15 days before any mailing of a redemption notice; or

  •
  any notes that have been called for redemption or for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except, in the case of a partial redemption or repurchase, that portion of the notes not being redeemed or repurchased.

        The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus supplement under the heading "Certain United States Federal Income Tax Consequences."

  Structural Subordination

        The notes will be structurally subordinated to all indebtedness and other liabilities, including trade payables and debt, and preferred stock incurred or issued by our subsidiaries. The indenture governing the notes does not place any limit on the amount of liabilities, including trade payables and debt, or preferred stock, that our subsidiaries may issue, guarantee or otherwise incur.

  Interest

        The notes will bear interest at a rate of            % per annum on the principal amount from            , 2006. We will pay interest semi-annually, in arrears, on            and            of each year, beginning on            , 2006, subject to limited exceptions if the notes are converted prior to the relevant interest payment date. Interest will be paid to the holders of record at the close of business on the            and            , as the case may be, immediately preceding the relevant interest payment date; provided, however, that interest will be paid on the maturity date to a person other than the holder of record on the record date or, in connection with a redemption at our option or repurchase at the option of the holders, on the redemption date or repurchase date, as the case may be, if it is after a record date but on or before the corresponding interest payment date. In any such case, we will pay the accrued and unpaid interest only to the person to whom we pay the principal amount.

        Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from            . Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Interest will cease to accrue on a note upon its maturity, conversion, repurchase by us at the option of a holder or redemption.

Conversion of Notes

  General

        A holder may convert its notes, in whole or in part, into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date of the notes, unless we have redeemed or purchased those notes only if the conditions described below under "—Conversion Conditions" have been satisfied. As used in this prospectus supplement, "common stock" means the common stock, par value $0.01 per share, of Rentech, Inc., including, if applicable, the associated preferred stock purchase rights pursuant to our shareholder rights plan. Upon conversion, we may choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock, as described under "—Settlement Upon Conversion." Holders may only convert notes with a principal amount of $1,000 or an integral multiple of $1,000. The conversion rate with respect to a note is initially            shares of our common stock per $1,000 principal amount. The conversion price of a note is equal to $1,000 divided by the then applicable conversion rate at the time of determination. The conversion rate is subject to adjustment as described below under "—Conversion Rate Adjustments." Accordingly, an adjustment to the conversion rate will result in a corresponding adjustment to the conversion price. The initial conversion price for the notes is approximately $            per share.

        The shares issuable upon conversion will be delivered through the conversion agent as soon as practicable following the conversion date. No fractional shares will be issued upon conversion; in lieu thereof, a holder that would otherwise be entitled to fractional shares of our common stock will receive a cash amount based on the applicable stock price of our common stock on the trading day immediately before the conversion date.

        If a holder exercises its right to require us to repurchase its notes as described below under "—Repurchase of Notes at the Option of Holders Upon a Fundamental Change," such holder may convert its notes into shares of our common stock only if it withdraws its applicable repurchase notice in accordance with the indenture or if we default in the payment of the repurchase price.

  Conversion Conditions

        Holders may surrender their notes for conversion into shares of our common stock prior to stated maturity only under the following circumstances:

  •
  Conversion Upon Satisfaction of Market Price Condition

        You may surrender notes for conversion into our common stock on or prior to the maturity date during any fiscal quarter if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter, exceeds 120% of the conversion price per share on such last trading day.

        For each fiscal quarter, we, or the trustee on our behalf, will determine if the notes are convertible as the result of the satisfaction of this condition in the preceding fiscal quarter and will promptly notify the trustee accordingly. The trustee will, in turn, notify the holders in each fiscal quarter as to the satisfaction of this condition. The "closing sale price" of our common stock on any date means the closing per share sale price, or if no sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices, on that date as reported in composite transactions on the American Stock Exchange, or the Amex, or on the principal United States securities exchange on which our common stock is then traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The Nasdaq National Market or any successor or similar quotation service, or if our common stock is not listed on any such exchange or so quoted, as available in any other over-the-counter market or, if not available in any over-the counter market, the sale price will be determined in good faith by our board of directors.

  •
  Conversion Upon Notice of Redemption

        You may surrender for conversion a note called for redemption at any time prior to the close of business on the business day immediately prior to the redemption date, even if it is not otherwise convertible at that time. However, if you have already delivered notice of your exercise of your option to require us to repurchase your notes, you may not surrender your notes for conversion until you have withdrawn that notice in accordance with the indenture.

  •
  Conversion Upon Trading Price of Notes Falling Below the Conversion Value of the Notes

        If, after any five consecutive trading-day period in which the average of the trading prices for the notes for this five trading-day period is less than 98% of the average of the conversion values for the notes during that period, then you may surrender notes for conversion at any time during the following five trading days.

        The "trading price" means, on any date of determination, the average of the secondary bid quotations per note obtained by the trustee for $2,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on that determination date from three independent nationally recognized securities dealers that we select; provided, that if at least three such bids cannot reasonably be obtained, but two bids can reasonably be obtained, then the average of these two bids will be used; provided, further, that if at least two bids cannot reasonably be obtained, but one bid can reasonably be obtained, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the conversion value.

        The "conversion value" of a note means the product of the closing sale price of our common stock on any date of determination multiplied by the conversion rate of the note in effect on that date, which is the number of shares of our common stock into which the note is convertible.

  •
  Conversion Upon Specified Corporate Transactions

        If we elect to distribute to all holders of our common stock:

  •
  rights or warrants entitling them to subscribe for or purchase shares of our common stock at less than the closing sale price on the trading day immediately preceding the declaration date for the distribution (other than a distribution of rights pursuant to our shareholders' rights plan, as defined in the indenture); or

  •
  cash, debt securities or other evidence of indebtedness or other assets, which distribution, together with all other such distributions within the preceding twelve months, has a per share value exceeding 15% of the closing sale price of our common stock on the trading day immediately preceding the declaration date for the distribution, we must notify you at least 20 days prior to the ex-dividend date for this distribution. Once we have given the notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that the distribution will not take place.

  •
  Conversion Upon a Fundamental Change

        In addition, in the event of a fundamental change as defined below, you may surrender notes for conversion at any time beginning on the effective notice date described under "—Payment Upon Conversion Upon a Fundamental Change" and until the second trading day preceding the related fundamental change repurchase date. If you convert your notes in connection with a fundamental change, you will receive the payments described under "—Payment Upon Conversion Upon a Fundamental Change."

  Conversion During Three Months Prior to Maturity

        Notwithstanding anything to the contrary in this description of notes, holders may surrender the notes for conversion at any time on or after            , 2013 until the close of business on the business day immediately preceding the maturity date.

  Settlement Upon Conversion

        We may, in lieu of delivery of shares of our common stock in satisfaction of our obligation upon conversion of notes, elect to deliver cash or a combination of cash and shares of our common stock.

        We will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion:

  •
  in respect of notes to be converted during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date, no later than 21 trading days preceding the maturity date;

  •
  in respect of notes converted during the period between the day we give notice of redemption and the related redemption date, in the notice of redemption; and

  •
  in all other cases, no later than two trading days following the conversion date.

        Except to the extent that we have irrevocably elected to make a cash payment of principal upon conversion (as described under "—Right to Irrevocably Elect Net Share Settlement Upon Conversion"), if we do not give any notice within the time periods described as to how we will settle the conversion obligation, we will satisfy our conversion obligation only in shares of our common stock (and cash in lieu of fractional shares). If we choose to satisfy any portion of our conversion obligation in cash, we will specify the amount to be satisfied in cash as a percentage of the conversion obligation. We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle our conversion obligations arising on different trading days in the same manner. For example, we may choose on one trading day to settle in shares of our common stock only and choose on another trading day to settle in cash or a combination of cash and shares of our common stock.

        Except to the extent we have irrevocably elected to make a cash payment of principal upon conversion and unless you are converting your notes in connection with a redemption or during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date, if we elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares), you may retract your conversion notice at any time during the two trading day period beginning on the trading day after we have notified the trustee of the method of settlement. We refer to this period as the conversion retraction period. You cannot retract your conversion notice if: (a) we have irrevocably elected to make a cash payment of principal upon conversion before you delivered your conversion notice; (b) you are converting your notes in connection with a redemption; (c) you are converting your notes during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date; or (d) we do not elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares).

        Settlement solely in shares of our common stock will occur as soon as practicable after we notify the trustee that we have chosen this method of settlement. Settlement in cash or in a combination of cash and shares of our common stock will occur on the second trading day following the final trading day of the "cash settlement averaging period" (as defined below). Such day will generally be the 21st trading day following the receipt by us of your conversion notice (if you do not retract your conversion notice and assuming you have satisfied all other conversion requirements), unless conversion is:

  •
  in connection with a redemption, in which case such day will be the redemption date; or

  •
  during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date, in which case such day will be the maturity date (whether or not we have irrevocably elected to make a cash payment of principal upon conversion).

        The settlement amount will be computed as follows:

          (1)   If we elect to satisfy the entire conversion obligation in shares of our common stock, we will deliver to the holder a number of shares of our common stock equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (ii) the applicable conversion rate; provided that cash will be paid in lieu of any fractional shares.

          (2)   If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder cash in an amount equal to the product of:

    •
    a number equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (ii) the applicable conversion rate; and

    •
    the "applicable stock price" (as defined below).

          (3)   If we elect to satisfy the conversion obligation in a combination of cash and shares of our common stock, we will deliver to the holder:

    •
    cash in an amount equal to the percentage of the conversion obligation to be paid in cash (which percentage will be specified in the notice regarding the chosen method of settlement) multiplied by the amount of cash that would be calculated pursuant to clause (2) above, as the case may be, which is referred to as the "cash amount;" and

    •
    a number of shares of our common stock equal to (a) (i) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (ii) the applicable conversion rate minus (b) the cash amount determined pursuant to the previous bullet divided by the applicable stock price; provided that cash will be paid in lieu of any fractional shares.

        The "applicable stock price" means, in respect of a conversion date, the arithmetic average of the daily volume-weighted average prices of our common stock over the fifteen trading-day period, which is referred to as the cash settlement averaging period:

  •
  ending on the second trading day preceding the redemption date, if we have called the notes for redemption (regardless of whether we have irrevocably elected net share settlement);

  •
  ending on the second trading day preceding the maturity date, with respect to conversion notices received during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date (whether or not we have irrevocably elected to make a cash payment of principal upon conversion);

  •
  beginning on the trading day following the receipt by us of your conversion notice, if we have irrevocably elected to make a cash payment of principal upon conversion and not previously called the notes for redemption; provided, however, that if we have irrevocably elected to make a cash payment of principal upon conversion and you submit your conversion notice during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date, the cash settlement averaging period shall end on the second trading day preceding the maturity date; and

  •
  beginning on the trading day following the final trading day of the conversion retraction period, in all other cases.

        The daily "volume-weighted average price," for a given trading day shall equal the daily volume-weighted average price for our common stock on the Amex, or our principal trading market at the time, during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the applicable official open of trading) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading), as reported by Bloomberg Financial Services (or any successor service) through its "Volume at Price" (RTK <Equity> VAP <Go>) functions or, if such price is not available, the volume weighted average price shall equal the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained by us for this purpose. The volume-weighted average price will be rounded to the nearest whole cent. A trading day is any day on which the Amex, or our principal trading market at the time, is open for trading and there is no suspension or limitation of more than one half hour imposed on trading in our common stock or securities relating to our common stock.

        We will make adjustments to the applicable market price in accordance with the indenture to account for the occurrence of certain events during the cash settlement-averaging period.

  Right to Irrevocably Elect Net Share Settlement Upon Conversion

        At any time on or before the 21st trading day preceding the maturity date, we may irrevocably elect to satisfy in cash our conversion obligations with respect to the principal amount of the notes to be converted after the date of such election, with any remaining amount to be satisfied, at our option, in cash, shares of our common stock, or a combination of both. Such election would be in our sole discretion without the consent of the holders of notes. If we make such election, we will notify the trustee and the registered holders of notes at their addresses shown in the register of the registrar.

        The settlement amount will be computed as follows:

          (1)   a cash amount equal to lesser of (a) the aggregate principal amount of the notes to be converted or (b) the product of (i) a number equal to (A) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (B) the applicable conversion rate and (ii) the applicable stock price; and

          (2)   (a) if we elect to satisfy any remaining amount in shares of our common stock, we will deliver to the holder a number of shares of our common stock equal to (i) (A) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (B) the applicable conversion rate minus (ii) the cash amount pursuant to clause (1) above divided by the applicable stock price; provided that cash will be paid in lieu of any fractional shares;

            (b)   if we elect to satisfy any remaining amount in cash, we will deliver to the holder cash in an amount equal to the product of:

              (i)    a number equal to (A) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (B) (1) the applicable conversion rate minus (2) $1,000 divided by the applicable stock price; and

              (ii)   the applicable stock price; and

            (c)   if we elect to satisfy any remaining amount in a combination of cash and shares of our common stock, we will deliver to the holder such combination in the respective amounts calculated in a manner comparable to that used to settle any conversion (as described above), and with the amount of cash specified by us as contemplated in connection with any such conversion.

  Payment Upon Conversion Upon a Fundamental Change

        We must give notice of each fundamental change to all record holders and to the trustee on a date that is within 10 trading days after the effective date of the fundamental change. In this prospectus supplement, we refer to this date as the effective notice date. If a holder converts its notes at any time beginning at the opening of business on the effective notice date and ending at the close of business on the second trading day immediately preceding the related fundamental change repurchase date corresponding to such fundamental change, the holder will receive:

  (1)
  common stock and cash for fractional shares, as described above under "—Conversion of Notes—General" and "—Conversion of Notes—Settlement Upon Conversion," plus

  (2)
  the make-whole premium, if any, described under "—Determination of the Make-Whole Premium."

  Conversion Rate Adjustments

        The conversion rate will be adjusted:

  (1)
  upon the issuance of shares of our common stock as a dividend or distribution on our common stock;

  (2)
  upon subdivisions, combinations or certain reclassifications of our outstanding common stock;

  (3)
  upon the issuance to all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the "current market price" (as defined in the indenture) per share on the record date for the issuance, provided that the conversion rate for the notes will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration;

  (4)
  upon the distribution to all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

  •
  dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

  •
  a distribution referred to in clause (6) below; and

  •
  distribution of rights pursuant to a shareholder rights plan;

  (5)
  upon the occurrence of any cash dividend or distribution (other than in connection with a liquidation, dissolution or winding up of Rentech and other distributions described in clause (6) below) to all holders of our common stock, in which case, immediately prior to the opening of business on the business day immediately following the record date for the dividend or distribution, the conversion rate shall be increased so that it equals an amount equal to the conversion rate in effect at the close of business on the record date for the dividend or distribution multiplied by a fraction:

  (a)
  whose numerator is the average of the volume-weighted average price per share of our common stock for the five consecutive trading days ending on the date immediately preceding the "ex" date (as defined below) for such dividend or distribution; and

  (b)
  whose denominator is the same average volume-weighted average price per share of our common stock less the per share amount of such dividend or distribution;

  (6)
  upon the distribution of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the "current market price" (as defined in the indenture) per share of our common stock on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

        For purposes hereof, the term "ex" date, when used with respect to any dividend or distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution.

        Notwithstanding the foregoing, in no event will the conversion rate exceed            shares per $1,000 principal amount of notes, as adjusted pursuant to paragraphs (1), (2), (3), (4) and (6) above, as a result of an adjustment pursuant to paragraph (5) above.

        No adjustment to the conversion rate will be made if Rentech provides that the holders of notes will, at the same time as holders of our common stock, participate in the distribution without conversion, or in certain other cases.

        The conversion rate will not be adjusted except as described herein. Without limiting the foregoing, the conversion rate will not be adjusted:

  •
  upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on Rentech securities and the investment of additional optional amounts in shares of our common stock under any plan;

  •
  upon the issuance of any shares of our common stock or options, rights or other instruments to purchase or otherwise acquire shares of our common stock pursuant to any compensatory plan, program or arrangement of or assumed by Rentech or any of its subsidiaries;

  •
  upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued; or

  •
  for accrued and unpaid interest.

        The holders will receive, upon conversion of the notes into our common stock, in addition to the common stock, the rights under our shareholder rights plan or under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See "Description of Common Stock."

        In the event of:

  •
  any reclassification of our common stock;

  •
  a consolidation, merger or combination involving Rentech; or

  •
  a sale or conveyance to another person of the property and assets of Rentech as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally hereafter be entitled to convert their notes into the same type of consideration received by common stock holders immediately following one of these types of events.

        Subject to applicable stock exchange rules and listing standards, we are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days' prior notice of any increase in the conversion rate. Subject to applicable stock exchange rules and listing standards, we may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

        No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

  Conversion Procedures

        The right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC, or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met.

        No separate payment or adjustment will be made for accrued and unpaid interest on a converted note or for dividends or distributions on any of our common stock issued upon conversion of a note, except as provided in the indenture. By delivering to the holder the number of shares (or cash or a combination of cash and shares of common stock, if we so elect) issuable upon conversion, together with a cash payment in lieu of any fractional shares, plus any other consideration due upon conversion, we will satisfy our obligation with respect to the conversion of the notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest.

        If the holder converts after the close of business on a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record at the close of business on the corresponding record date. Each holder, however, agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or that results in conversion prior to that interest payment date, (2) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of the amount of such overdue interest or (3) the holder surrenders any notes for conversion after the close of business on the record date relating to the final interest payment date. Accordingly, under the circumstances described in clause (1), a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of regularly scheduled interest it will receive on the interest payment date.

        Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of our common stock upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. If applicable, certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

        The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion is effective.

Determination of the Make-Whole Premium

        If a fundamental change occurs, we will pay a make-whole premium upon certain conversions of the notes as described above under "—Conversion of Notes—Payment Upon Conversion Upon a Fundamental Change." The make-whole premium will be equal to a percentage of the principal amount of the notes converted. The make-whole premium will be in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of notes upon conversion. The make-whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, referred to as the "effective date," and the price, referred to as the "stock price," paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the applicable stock prices of our common stock for the five consecutive trading days beginning on the second trading day after the effective notice date.

        We will pay the make-whole premium solely in shares of our common stock (other than cash in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the fundamental change (other than cash paid in lieu of fractional interests in any security or pursuant to dissenters' rights); provided, however, that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such fundamental change. The make-whole premium will be payable on the fundamental change repurchase date after the fundamental change for notes converted in connection with a fundamental change. If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such fundamental change, then, for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative value, determined as described in the following paragraph, of the different forms of consideration paid to our common stockholders in connection with the fundamental change.

        The value of our shares or other consideration for purposes of determining the number of shares or other consideration to be issued in respect of the make-whole premium will be calculated as follows:

  (1)
  In the case of a fundamental change in which all or substantially all of the shares of our common stock have been, as of the effective date, converted into or exchanged for the right to receive securities or other assets or property, the consideration shall be valued as follows:

  (a)
  securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, will be valued at 98% of the average of the applicable prices of such securities for the five consecutive trading days beginning on the second trading day after the effective notice date,

  (b)
  other securities, assets or property, other than cash, that holders will have the right to receive will be valued based on 98% of the average of the fair market value of the securities, assets or property, other than cash, as determined by two independent nationally recognized investment banks selected by us, and

  (c)
  100% of any cash.

  (2)
  In all other cases, the value of our shares will equal 98% of the average of the applicable stock prices of our common stock for the five consecutive trading days beginning on the second trading day after the effective notice date.

        Notwithstanding the foregoing, in no event shall the value of our common stock be less than 50% of the applicable stock price of our common stock used to determine the amount of the make-whole premium.

        The stock prices set forth in the first column of the following table will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to the adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment to the conversion rate and the denominator of which is the conversion rate as so adjusted.

        The following table sets forth the stock price, effective date and make-whole premium (expressed as a percentage of principal amount) upon a conversion in connection with a fundamental change:

Make-Whole Premium (% of Principal Amount) Effective Date
,
Stock price
	2006	2007	2008	2009	2010	2011	2012

        The exact stock price and effective dates may not be set forth on the table, in which case:

  •
  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

  •
  if the stock price is equal to or in excess of $            per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid; and

  •
  if the stock price is less than $            per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

        Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

        Notwithstanding the foregoing, in the case of a fundamental change constituting a "public acquirer change in control" (as defined below) we may, in lieu of issuing additional shares upon conversion in the manner described above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer change in control, the right to convert a note will be changed into a right to convert a note into a number of shares of "acquirer common stock" (as defined below) at the conversion rate specified below. We may make such election at any time prior to the 20th day immediately preceding the proposed effective date of the public acquirer change in control, and if made, such election shall be irrevocable. In the event we make such election, upon conversion we will deliver shares of acquirer common stock in the same manner described above under "—Payment Upon Conversion Upon a Fundamental Change."

        After the adjustment of the conversion rate in connection with a public acquirer change in control, the conversion rate will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

        A "public acquirer change in control" is any transaction described in clause (1) or clause (2) of the definition of fundamental change below where the acquirer, or any entity that is a direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate ordinary voting power of all shares of such acquirer's capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, any successor or another established automated over-the-counter trading market in the United States or which will be so traded or quoted when issued or exchanged in connection with such change in control. We refer to such acquirer's or other entity's class of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, any successor or another established automated over-the-counter trading market in the United States or which will be so traded or quoted when issued or exchanged in connection with such change in control as the "acquirer common stock."

Redemption

  Provisional Redemption

        At any time and from time to time before                  , 2011, we may redeem the notes, in whole or in part, at a redemption price payable in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest and the "coupon make-whole" payment described below, if in the previous 10 trading days ending on the trading day before the date of the mailing of the provisional redemption notice the volume weighted average price of our common stock exceeds 150% of the conversion price for at least five consecutive trading days.

        We will make an additional "coupon make-whole" payment in cash with respect to the notes called for redemption. The "coupon make-whole" amount per $1,000 principal amount of notes will be equal to the present value of all remaining scheduled payments of interest on each note to be redeemed through            , 2011. The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield plus 50 basis points. "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term to            , 2011; provided, however, that if the then-remaining term to            , 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then-remaining term to             , 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. We must make these coupon make-whole payments on all notes called for redemption prior to            , 2011, including notes converted after the date that we mail the notice of redemption. The "coupon make-whole" payment for notes converted will not be reduced by accrued and unpaid interest.

  Optional Redemption

        At any time and from time to time on or after            , 2011, we may redeem the notes, in whole or in part, at a redemption price payable in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but not including, the redemption date.

  Terms Applicable to Provisional and Optional Redemption

        We will give at least 20 days' but not more than 60 days' notice of redemption by mail to holders of notes. Notes called for redemption are convertible by the holder until the close of business on the business day immediately preceding the redemption date.

        If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, on a pro rata basis or by any other method that the trustee considers fair and appropriate or in accordance with the applicable procedures of DTC to the extent notes are held in book-entry form. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder's notes is selected for partial redemption, and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

        If the paying agent holds cash sufficient to pay the redemption price of the notes for which a redemption notice has been delivered on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the notes will cease to be outstanding and interest on such notes shall cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the redemption price upon delivery of the notes.

Repurchase of Notes at the Option of Holders Upon a Fundamental Change

        In the event of a fundamental change each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase, in whole or in part, the holder's notes in integral multiples of $1,000 principal amount, at a price in cash equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest to, but not including, the repurchase date. We will be required to repurchase the notes on a date that is not less than 20 nor more than 45 business days after the date we mail the notice referred to below.

        Within 10 business days after a fundamental change has become effective, we must mail to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

  •
  the events causing such fundamental change;

  •
  the date of such fundamental change;

  •
  the last date on which a holder may exercise the repurchase right;

  •
  the repurchase price;

  •
  the repurchase date;

  •
  the names and addresses of the paying and conversion agents;

  •
  the conversion rate, and any adjustments to the conversion rate that will result from the fundamental change;

  •
  that notes with respect to which a repurchase notice is given by the holder may be converted, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to exercise the right.

        To exercise this right, the holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

  •
  the certificate numbers of the notes to be delivered by the holder, if applicable;

  •
  the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

  •
  that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

        A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

  •
  the certificate numbers of the notes being withdrawn, if applicable;

  •
  the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

  •
  the principal amount, if any, of the notes that remain subject to the repurchase notice.

        If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

        We will agree under the indenture to:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

  •
  otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

        Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

        If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

        A "fundamental change" will be deemed to have occurred upon the occurrence of any of the following:

  (1)
  any "person" or "group" files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing, or we otherwise become aware, that such person or group is or has become the "beneficial owner," directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

  (2)
  we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned" directly or indirectly, the shares of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person in substantially the same proportion amongst themselves as such ownership immediately prior to such transaction;

  (3)
  a majority of the members of our board of directors are not continuing directors (as defined below); or

  (4)
  our common stock ceases to be listed on a national securities exchange or quoted on The Nasdaq National Market, any successor or another established automated over-the-counter trading market in the United States.

        However, a merger or consolidation will be deemed not to be a fundamental change if at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock traded on a national securities exchange or quoted on The Nasdaq National Market, any successor or another established automated over-the-counter trading market in the United States (or which will be so traded or quoted when issued or exchanged in connection with such merger or consolidation) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

        For purposes of this fundamental change definition:

  •
  "person" and "group" shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

  •
  a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

  •
  "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

  •
  "board of directors" means the board of directors or other governing body charged with the ultimate management of any person;

  •
  "continuing director" means, as of any date of determination, any member of our board of directors who was a member of such board of directors on the date of the indenture, or was nominated for election or elected to such board of directors with the approval of: (A) a majority of the continuing directors who were members of such board at the time of such nomination or election or (B) a nominating committee, a majority of which committee were continuing directors at the time of such nomination or election;

  •
  "capital stock" means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or

    (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person;

  •
  "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

        The term "all or substantially all" as used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which such holders believe constitutes a transfer of "all or substantially all" of our assets.

        This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the initial purchaser.

        We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other unsubordinated indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other unsubordinated indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

        Our ability to repurchase notes may be limited by restrictions on the ability of Rentech to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See "Risk Factors—Risks Relating to This Offering—We may not be able to repurchase notes upon a fundamental change or upon the exercise of the holders' options to require repurchase of the notes."

Events of Default

        Each of the following constitutes an event of default with respect to the notes:

  (1)
  a default in the payment when due of any principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

  (2)
  a default in the payment of any interest or any make-whole premium or coupon make-whole payment when due under the notes, which default continues for 30 days;

  (3)
  a default in our obligation to satisfy our conversion obligation upon exercise of a holder's conversion right, which default continues for 15 days;

  (4)
  a default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture;

  (5)
  our failure to comply with any of our agreements in the notes or the indenture upon receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

  (6)
  Rentech or any significant subsidiary fails to make any payment of principal in excess of $25 million in respect of indebtedness for borrowed money, when and as the same shall become due and payable, whether at maturity or upon acceleration, and such indebtedness is not paid, or such acceleration is not rescinded, by the end of the 30th day after receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding; or

  (7)
  certain events of bankruptcy, insolvency or reorganization of Rentech or any significant subsidiary.

        The term "significant subsidiary" means any of our subsidiaries which has: (i) consolidated assets or in which we and our other subsidiaries have investments equal to or greater than 10% of our total consolidated assets; or (ii) consolidated gross revenue equal to or greater than 10% of our consolidated gross revenue.

        If an event of default other than an event of default described in clause (7) above with respect to Rentech occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid through the date of such declaration to be immediately due and payable.

        The indenture provides that if an event of default described in clause (7) above with respect to Rentech occurs, the principal amount of the notes plus accrued and unpaid interest will automatically become immediately due and payable. However, the effect of such provision may be limited by applicable law.

        At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

        Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

        No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  •
  the holder has previously given the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee; and

  •
  the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

        However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

        Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

  •
  our failure to pay principal of or any interest on any note when due or the payment of any redemption or repurchase price;

  •
  our failure to convert any note into common stock and cash for fractional shares; and

  •
  our failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

        We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers' knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Consolidation, Merger and Sale of Assets

        The indenture provides that we may consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, provided that:

  •
  the resulting, surviving or transferee person (if other than Rentech) is organized and existing under the laws of the United States, any state thereof or the District of Columbia,

  •
  such person assumes all our obligations under the notes and the applicable indenture;

  •
  Rentech or such successor is not immediately thereafter in default under the applicable indenture; and

  •
  other conditions described in the applicable indenture are met.

        Upon the assumption of our obligations by such person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions described above could constitute a fundamental change of Rentech and permit each holder to require us to repurchase the notes of such holder as described above under "—Repurchase of Notes at the Option of Holders Upon a Fundamental Change."

Modification and Waiver

        Except as described below, we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

  (1)
  change the stated maturity of the principal of or the payment date of any installment of interest on the notes;

  (2)
  reduce the principal amount of, repurchase price or redemption price of, or the make-whole premium, the coupon make-whole payment or rate of interest on any note;

  (3)
  reduce the amount of principal payable upon acceleration of the maturity of any note;

  (4)
  change the currency in which the principal, repurchase price or redemption price or interest with respect to the notes is payable;

  (5)
  impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  (6)
  modify the provisions with respect to the repurchase rights of the holders described under "—Repurchase of Notes at the Option of Holders Upon a Fundamental Change" in a manner adverse to holders;

  (7)
  adversely affect the right of holders to convert notes other than as provided in the indenture;

  (8)
  reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

  (9)
  alter the manner of calculation or rate of accrual of interest, redemption price, repurchase price or the make-whole premium or coupon make-whole payment on any note or extend the time for payment of any such amount.

        We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of the holders to, among other things:

  (1)
  cure any ambiguity, defect, omission, mistake or inconsistency;

  (2)
  provide for uncertificated notes in addition to or in place of certificated notes;

  (3)
  provide for the assumption of our obligations to holders of notes in the case of a share exchange, merger or consolidation or sale of all or substantially all of our assets;

  (4)
  make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

  (5)
  add a guarantor;

  (6)
  comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

  (7)
  secure the notes;

  (8)
  comply with the rules of any applicable securities depositary, including DTC;

  (9)
  conform the text of the indenture or the notes to any provision of this description of the notes to the extent that the text of the indenture or the notes was intended to be a recitation of the text of this description of the notes; or

  (10)
  provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture.

Satisfaction and Discharge

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after the notes have become due and payable, whether at maturity or any repurchase date or by delivery of a notice of redemption or conversion or otherwise, cash, shares or other consideration (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of the Notes

        We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the sale price of our common stock and the amount of any make-whole premium or coupon make-whole payment. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Governing Law

        The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

        Wells Fargo Bank, National Association, is the trustee under the indenture. The trustee will be the paying agent, conversion agent and registrar for the notes. The trustee can be contacted at the address set forth below regarding transfer or conversion of the notes.

        If the trustee becomes one of our creditors, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims as security or otherwise. The trustee will be permitted to engage in other transactions; if, however, after a default has occurred and is continuing, it acquires any conflicting interest, it must eliminate such conflict with 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

Book-Entry Delivery and Form

        We will initially issue the notes in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC's nominee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form, which are called certificated securities, will be issued only in certain limited circumstances described below.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions that have accounts with DTC, called participants, and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. We refer to these other entities as indirect participants.

        We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interest through participants, the ability of a person having a beneficial interest in notes represented by the global security to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

        Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

        So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC and the applicable procedures of its participants and indirect participants. Except as set forth below, as an owner of a beneficial interest in the global security, holders will not be entitled to have the notes represented by the global security registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security pursuant to the indenture or the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. We understand that, under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal of, premium, if any, and any interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests. We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. If, however, DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency, and we do not appoint a successor depositary within 90 days, or if there is an event of default under the notes, we will exchange the global security for certificated securities, which we will distribute to DTC participants.

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Facility

        Concurrently with and contingent upon the acquisition of RCN, we expect RCN will enter into a revolving credit facility to support the working capital needs of the East Dubuque facility. We have received a non-binding proposal letter from The CIT Group/Business Credit, Inc. for a revolving credit facility with a maximum availability of $30 million, subject to a borrowing base limitation. The revolving facility will be secured by a pledge of all of the capital stock of RCN and a first priority security interest in all of RCN's current assets, including, without limitation, all receivables, accounts, inventories and general intangibles. The revolving facility will also impose various restrictions and covenants on us, including, without limitation, limitations on RCN's ability to incur additional debt, guarantees or liens, ability to make distributions or dividends and financial covenants, such as a minimum fixed charge coverage ratio and a minimum tangible net worth. CIT's proposal is also subject to credit approval, completion of due diligence, the negotiation and execution of definitive documentation, the consummation of the acquisition of RCN, and no material adverse change.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the "Code", Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary is limited to holders who purchase the notes upon their initial issuance at their initial issue price (which will equal the first price at which a substantial amount of notes are sold to the public for cash) and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the effect of the United States federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  holders subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or commodities;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  foreign persons or entities (except to the extent specifically set forth below);

  •
  persons that own, or are deemed to own, more than 5% of us (except to the extent specifically set forth below);

  •
  persons that, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the aggregate fair market value of our common stock;

  •
  persons that are S-corporations, partnerships or other pass-through entities;

  •
  expatriates and certain former citizens or long-term residents of the United States;

  •
  U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

  •
  persons who hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES, UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

        The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to "non-U.S. holders" of the notes are described under "—Non-U.S. Holders" below. A "U.S. holder" means a holder of a note that is:

  •
  an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

  Payments of Interest on the Notes

        U.S. holders generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such U.S. holder's method of accounting for United States federal income tax purposes.

  Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

        Upon the sale, exchange, redemption or other taxable disposition of a note (other than a conversion of a note into cash and our common stock described below under "—Conversion of the Notes"), you generally will recognize capital gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest not previously included in income, which generally will be taxable as ordinary income (as discussed above in "—Payments of Interest on the Notes")) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

  Conversion of the Notes

        You generally will not recognize any gain or loss upon conversion of a note into shares of common stock (other than cash received in lieu of a fractional share of common stock). If, however, you convert a note and we deliver a combination of cash and our common stock, as described under "Description of the Notes—Conversion of Notes—Settlement Upon Conversion," you will recognize gain (but not loss) realized, but only to the extent that such gain does not exceed the cash received (other than cash received that is attributable to accrued interest income and other than cash received in lieu of a fractional share of common stock). Any gain recognized would generally be a capital gain, and would be taxable as described under "—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes", above. The foregoing tax consequences of a conversion of a note are subject to the discussion below under "—Constructive Distributions" regarding the possibility that the payment of additional shares of our common stock to you as a "make-whole" premium upon the conversion of notes in connection with certain changes in control, as described under "Description of the Notes—Conversion of Notes—Payment Upon Conversion Upon a Fundamental Change," may be treated as a taxable distribution.

        Cash received in lieu of a fractional share of common stock upon a conversion of a note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share of common stock and your tax basis in the fractional share, as described under "—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes." Cash received that is attributable to accrued interest income not previously included in income will be taxable as ordinary interest income (as discussed above in "—Payments of Interest on the Notes").

        Your tax basis in any common stock received from us in exchange for a note will generally equal your adjusted tax basis in the note at the time of the exchange, reduced by any basis allocable to a fractional share, and reduced by the amount of any cash received in the exchange (other than cash received that is attributable to accrued interest income not previously included in income and other than cash received in lieu of a fractional share of common stock) and increased by the amount of any gain recognized by you on the exchange (other than gain with respect to a fractional share). The holding period for common stock received on conversion will generally include the holding period of the note converted. To the extent the fair market value of shares of common stock received is attributable to accrued interest, the fair market value of such stock will generally be taxable as ordinary interest income (as discussed above in "—Payments of Interest on the Notes"), your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day after the date of conversion.

        If you convert a note and we deliver solely cash in satisfaction of our obligation, you would generally be subject to the rules described under "—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes", above.

        In the event we undergo a "public acquirer change in control," as defined under "Description of the Notes—Determination of the Make-Whole Premium," the Conversion Rate and the related conversion obligation may be adjusted such that you would be entitled to convert your notes into shares of common stock of the public acquirer. Depending on the facts and circumstances at the time of such change in control, such adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for United States federal income tax purposes. You should consult your tax advisor regarding the United States federal income tax consequences of such an adjustment upon a public acquirer change in control.

  Constructive Distributions

        Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution would result if the Conversion Price were adjusted to compensate holders of notes for distributions of cash to our stockholders. The payment to you of additional shares of our common stock as a "make-whole" premium upon the conversion of notes (which is equivalent to an adjustment to the Conversion Price of the notes converted) in connection with certain changes in control, as described under "Description of the Notes—Determination of the Make-Whole Premium," may also be treated as a constructive distribution. If such adjustments are made, you may be deemed to have received constructive distributions includible in your income in the manner described below under "—Distributions on the Common Stock" even though you have not received any cash or property as a result of such adjustments (though it is not entirely clear whether the dividends-received deduction or the lower applicable capital gains rate described in "—Distributions on the Common Stock" would apply to such a constructive distribution). In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

  Distributions on the Common Stock

        Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for the dividends-received deduction, and dividends received by non-corporate U.S. holders, including individuals, generally will be subject to tax at the lower applicable capital gains rate for the taxable years prior to January 1, 2009, provided in each case that certain holding period requirements are satisfied.

  Sale, Exchange or Other Taxable Disposition of the Common Stock

        Upon the sale, exchange or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of all other property received upon such disposition and (ii) your adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for our common stock exceeds one year at the time of such disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under "—Conversion of the Notes." The deductibility of capital losses is subject to limitations.

  Backup Withholding and Information Reporting

        We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

        You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

        The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a "non-U.S. holder" means a holder of notes that is not a U.S. holder.

  Payments of Interest on the Notes

        You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

  •
  you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  you are not a "controlled foreign corporation" with respect to which we are, directly or indirectly, a "related person";

  •
  you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

  •
  you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or you hold your notes through certain foreign intermediaries and you and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

        If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

  Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock

        Any gain realized by you on the sale, exchange, redemption or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above under "—Non-U.S. Holders—Payments of Interest on the Notes") or a share of common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States;

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met; or

  •
  in the case of common stock, we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

        If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be subject to a 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

        We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

  Conversion of the Notes

        To the extent you receive cash upon conversion of a note, you generally would be subject to the rules described under "—Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock" above. Otherwise, you generally will not recognize any income, gain or loss on the conversion of a note into common stock (except with respect to common stock received with respect to accrued interest, which would be taxable as described above under "—Non-U.S. Holders—Payments of Interest on the Notes").

  Dividends

        In general, dividends, if any, received by you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the Conversion Price of the notes, see "—U.S. Holders—Constructive Distributions" above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements described below). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

        In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed and updated IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or, in either case, such successor form as the IRS designates), prior to the payment of dividends. Under certain circumstances, these forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

  Backup Withholding and Information Reporting

        If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under "—Non-U.S. Holders—Payments of Interest on the Notes." In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

        You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

DESCRIPTION OF COMMON STOCK

        The following description of our common stock is only a summary. We encourage you to read our Amended and Restated Articles of Incorporation and Bylaws, which are incorporated by reference in the registration statement of which this prospectus forms a part. As of the date of this prospectus, our Articles of Incorporation authorizes us to issue 250,000,000 shares of our common stock, $.01 par value per share. As of March 30, 2006, there were 119,595,584 shares of our common stock outstanding. All outstanding shares of the common stock are fully paid and nonassessable. Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005. For more information regarding our shareholder rights plan, see the description in this prospectus supplement under the heading, "Certain Provisions of Colorado Law and Our Charter and Bylaws—Shareholder Rights Plan."

Voting

        Each share of common stock is entitled to one vote at all shareholders' meetings. A quorum for purposes of meetings of common shareholders consists of a majority of the issued and outstanding shares of common stock. Once a quorum is established, action of a routine nature may be taken by a majority of the shares represented in person or by proxy at the meeting. Under our Amended Articles of Incorporation, if we issue a class of voting stock in addition to our common stock, actions on routine matters would require the affirmative vote of a majority of each class entitled to vote on the matters. Our common stock does not have cumulative voting rights in the election of directors. Our board of directors is divided into three classes, with the members of each class to be elected annually for three-year terms.

        The holders of our common stock may not take action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of shareholders unless the consent is unanimous.

        Subject to the rights of the holders of any series of preferred stock, at a meeting of shareholders called expressly for that purpose, the entire board of directors or any lesser number may be removed, with cause, by a vote of the holders of the majority voting power of our capital stock. However, the affirmative vote of holders of at least two-thirds of the voting power of our capital stock is required to remove directors for other than cause.

        Our Amended Articles of Incorporation provide that, whenever a vote of a specified percentage of outstanding capital stock entitled to vote is required under Colorado law or the Amended Articles to approve a specified corporate transaction or proceeding, then the affirmative vote of that percentage of voting power of each class entitled to vote is also required.

        An amendment to our Amended Articles of Incorporation requires the affirmative votes of the following: (1) at least a majority of the voting power of each class entitled to vote on the amendment; (2) in the case of an amendment changing the denial of preemptive rights, one vote per common share, no cumulative voting or the rights of common stock to share equally dividends (if any) declared on the common stock, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment; and (3) in the case of an amendment changing the provisions on directors including their removal, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment

Dividend and Liquidation Rights

        Subject to the rights and privileges relating to any outstanding shares of our preferred stock, all outstanding shares of common stock share equally in dividends and upon liquidation. Dividends are payable at the discretion of the board of directors at such time and in such amounts as they deem advisable, subject, however, to the provisions of the laws of the State of Colorado.

Miscellaneous

        Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Our board of directors is authorized to issue shares of common stock without approval of shareholders. The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

        For a description of the provisions of our Amended Articles of Incorporation and Bylaws that could have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus supplement under the heading, "Certain Provisions of Colorado Law and Our Charter and Bylaws."

DESCRIPTION OF PREFERRED STOCK

        The following briefly summarizes the general terms of our preferred stock. You should read the particular terms of any series of preferred stock offered by us, which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of our Amended and Restated Articles of Incorporation and the Articles of Amendment relating to each particular series of preferred stock for provisions that may be important to you. The Articles of Amendment relating the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement.

        Our board of directors is authorized, without shareholder approval, to issue up to 1,000,000 shares of preferred stock, par value $10.00 per share, (or fractions thereof) in one or more series. As of the date of this prospectus, 500,000 of such shares have been reserved for issuance under our shareholders rights plan described below. Our board of directors is authorized to establish from time to time a series of preferred stock with the following terms specified:

  •
  the number of shares to be included in the series; and

  •
  the designation, preferences, limitations and relative rights of the shares of the series.

        Our preferred stock will not have voting rights unless provided by the board of directors, and then only in the circumstances determined by the board of directors. Shares of preferred stock, if and when issued, may be expected to have a priority over the common stock, both as to dividends and upon liquidation.

        All shares of preferred stock offered hereby will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

        We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

  •
  the title and stated value of the preferred stock;

  •
  the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

  •
  the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

  •
  whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

  •
  the procedures for any auction and remarketing, if any, for the preferred stock;

  •
  the provisions for a sinking fund, if any, for the preferred stock;

  •
  the provision for redemption or repurchase, if applicable, of the preferred stock;

  •
  while any shares of such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends on, and upon the purchase, redemption or other acquisition by us of, our common stock, or any other class or series of our stock ranking junior to the shares of such series either as to dividends or upon liquidation;

  •
  any listing of the preferred stock on any securities exchange;

  •
  the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

  •
  voting rights, if any, of the preferred stock;

  •
  whether interests in the preferred stock will be represented by depositary shares as described under "Description of Depositary Shares" in the accompanying prospectus;

  •
  a discussion of any material and/or special federal income tax considerations applicable to the preferred stock;

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  the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

  •
  any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

  •
  any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS

        The following summarizes certain provisions of our Amended and Restated Articles of Incorporation, or Amended Articles, and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended Articles and Bylaws, copies of which are on file with the Securities and Exchange Commission as exhibits to the periodic reports previously filed by us. See "Where You Can Find More Information" in this prospectus supplement.

        General.    Certain provisions of our Amended Articles and Bylaws could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult, including:

  •
  an acquisition of us by means of a tender or exchange offer;

  •
  an acquisition of us by means of a proxy contest or otherwise; or

  •
  the removal of a majority or all of our incumbent directors.

        These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

        Classified Board.    Our Amended Articles provide that when our board of directors consists of six or more directors, the directors must be divided into three classes, as nearly equal in number as possible, with the members of only one class to be elected annually for a three-year term. There are currently seven seats on our board of directors, divided into three classes, two of which include two directors and one of which currently includes three directors.

        Election and Removal of Directors.    Our Amended Articles and Bylaws require that directors may be removed without cause only with the approval of holders of two-thirds of the voting power of our outstanding capital stock entitled to vote in the election of directors. Under our Amended Articles and Bylaws, any vacancy on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors in office. Our Amended Articles authorize up to nine members on our board of directors. The board of directors may, pursuant to a resolution adopted by a majority of the entire board, increase the size of our board up to the maximum number directors permitted under the Amended Articles and designate the directors to fill the vacancies.

        Special Meeting of Shareholders.    Under our Bylaws and the Colorado Business Corporation Act, special meetings of our shareholders may be called by our president or the board of directors or upon written demand by the holders of shares representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the meeting.

        Requirements for Advance Notice of Shareholder Nominations and Proposals.    A shareholder may make a nomination for the election of a director only if written notice of such shareholder's intent has been given in accordance with the Bylaws, with respect to an annual meeting, no later than the end of the fiscal year immediately preceding the annual meeting and, with respect to an election to be held at a special meeting, no later than the tenth day following the date on which notice of the special meeting was first mailed to our shareholders. To be timely, a shareholder seeking to propose business at an annual meeting must give notice of such proposal not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to the meeting or the 10th day following the first public announcement of the annual meeting date.

        Shareholder Action by Written Consent.    Our Bylaws require that actions by our shareholders without a meeting must be in writing and signed by each shareholder entitled to vote on such action.

        No Cumulative Voting.    Our Amended Articles provide that no shareholder is permitted to cumulate its votes in the election of directors or otherwise.

        Approval of Sale of Assets; Mergers.    Under our Amended Articles, the sale, lease, exchange or other disposition of all or substantially all of our property and assets must be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the capital stock then issued and outstanding, unless any class or series of stock is entitled to vote thereon as a class, in which event the authorization requires the affirmative vote of the holders of two-thirds of the shares of each class of shares entitled to vote as a class on the transaction. Under our Amended Articles and Colorado law, a merger with or into us must be approved by at least two-thirds of the voting power of each class or series of capital stock entitled to vote as a group on the merger.

        Business Combinations with Interested Stockholders.    Approval by the holders of two-thirds of the voting power of our outstanding capital stock is required for certain "business combinations" with an "interested stockholder," unless the transaction is either approved by a majority of our "continuing directors" or certain minimum price and procedural requirements are met. Generally, a "business combination" includes a merger, liquidation, recapitalization or other similar transaction or a sale of assets or securities having an aggregate "fair market value" (as defined in the Amended Articles) of $1 million or more. An "interested stockholder" generally means a beneficial owner (as defined in the Amended Articles) of more than 10% of our voting stock, certain assignees of such beneficial owners and certain affiliates of the corporation that within the preceding two years were the beneficial owner of 10% of our voting stock. A "continuing director" is defined as any member of our board who is unaffiliated with the interested stockholder and was a member of the board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended by a majority of the continuing directors then on the board. The affirmative vote of the holders of 80% or more of the voting power of the shares of each class of shares entitled to vote as a class is required to amend this provision in the Amended Articles.

        Shareholder Rights Plan.    We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of rights to purchase shares of preferred stock or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter an offer by a third party for the purchase of some or all of our outstanding securities and could have the effect of entrenching management. Pursuant to the shareholder rights plan, we amended our Articles of Incorporation to authorize the issuance of rights to 500,000 shares of Series 1998-C Participating Cumulative Preference Stock. One preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person (an "acquiring person") along with its affiliates and associates becoming the beneficial owner (as defined in the shareholder rights plan) of 15% or more of our outstanding common stock, or the commencement by such person or public announcement by such person of the intention to commence a tender or exchange offer the consummation of which would result in such person becoming an acquiring person, in each case subject to specified exceptions. Each right entitles the registered holder to purchase from us one there-hundredth of a share of Series 1998-C Participating Cumulative Preference Stock, par value $10.00 per share, at an exercise price of $12.00 per share, subject to adjustment in specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. After a person becomes an acquiring person, when a holder exercises a right, the holder will be entitled to receive common stock valued (according to the shareholder rights plan) at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $.0001 per right (which amount is subject to adjustment under certain circumstances) at any time prior to the time a person becomes an acquiring person. The shareholder rights plan and the rights expire at the close of business on December 1, 2008, if the rights are not redeemed or exchanged earlier.

        In the event we enter into any consolidation, merger, combination or other transaction in which shares of our common stock are exchanged for cash or other property, then each fractional interest is entitled to an amount per share equal to one-third of the amount of consideration to be received by a holder of each share of common stock, subject to adjustment in certain circumstances. A holder of each 1/300 of a share of the Series 1998-C Participating Cumulative Preference Stock would be entitled to one vote on all matters submitted to a vote of our shareholders, subject to adjustment in certain circumstances. If at any time dividends on the Series 1998-C Participating Cumulative Preference Stock are in arrears in an amount equal to six quarterly dividends thereon, all holders of preferred stock with dividends in arrears in an amount equal to six quarterly dividends thereon (voting as a single class) would have the right to elect two directors. Whenever quarterly dividends or other dividends or distributions payable on the Series 1998-C Participating Cumulative Preference Stock are in arrears, we would be in default in payment thereof, and until all accrued and unpaid dividends and distributions have been paid or set aside for payment in full, we would be prohibited from declaring or paying dividends or making any other distributions on, or, subject to certain exceptions, redeeming, purchasing or otherwise acquiring, shares of stock ranking junior to the preferred stock as to dividends or upon liquidation, dissolution or winding up. No share rights or shares of preferred stock have been issued under the shareholder rights plan.

        Restrictions regarding Personal Holding Company Status.    Our Amended Articles provide that any person who beneficially owns or intends to acquire an aggregate of more than 5%, or increase his ownership to more than 5%, of our common stock or other securities must submit a proposal to our board of directors at least 20 days before the proposed effective date of the transaction. Within 20 days of receipt of such proposal, we in our sole discretion have the right to disapprove the proposed acquisition if we determine in good faith that the transaction could or reasonably might, within a period of two years following the proposed date of the transaction, cause us to be classified as a personal holding company under the Internal Revenue Code of 1986, as amended.

        Limitations on Liability.    Our Amended Articles provide that no person who is or was a director will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions under the Colorado Business Corporation Act. Our Amended Articles also provide for the indemnification of our directors and officers to the fullest extent authorized by the Colorado Business Corporation Act. This indemnification includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, subject to certain conditions, including delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. We have also obtained policies of directors' and officers' liability insurance. This policy insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. The existence of such limitation on liability, indemnification and insurance may impede a change of control of us to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, is acting as representative, the following respective principal amounts of the notes:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC	$
Canaccord Adams Inc.

Total		$50,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all of the notes in the offering if any are purchased, other than those notes covered by the over-allotment option described below.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to $7,500,000 additional principal face amount of notes at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the notes.

        The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of            % of the principal amount per note. The underwriters and selling group members may allow a discount of            % of the principal amount per note on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Note				Total
	Without Over-allotment		With Over-allotment		Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us		%		%	$	$
Expenses payable by us		%		%	$	$

        The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except (1) the filing of a registration statement on Form S-8, (2) the filing of a registration statement on Form S-3 to register resales of securities by directors, former directors, employees, former employees, consultants and former consultants, (3) issuances of common stock pursuant to the conversion of convertible securities (including the notes offered hereby) or the exercise of warrants or options, in each case outstanding on the closing of this offering and (4) issuances pursuant to compensatory stock options, and other equity award arrangements. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. The restrictions described in this paragraph do not apply to purchases of our common stock in the open market; transfers by gift, will or intestacy or to a family member or trust, provided the transferee agrees to be bound in writing by these restrictions prior to the transfer; and sales by two of our non-employee directors in an amount not to exceed an aggregate of 25,000 shares in each two-week period, pursuant to 10b5-1 selling plans presently in effect.

        We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of the notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of the notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing notes in the open market.

  •
  Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of notes to close out the short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

        Concurrently with this offering, we are offering 12,500,000 shares of our common stock. Certain of the underwriters also will act as underwriters for the concurrent common stock offering.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

        By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement and accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating certain information about us that we have filed with the Securities and Exchange Commission, or SEC, by reference in this prospectus supplement, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus supplement information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus supplement.

        We incorporate by reference the following documents we have filed, or may file, with the SEC:

  •
  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, as amended by Amendment No. 1 on Form 10-K/A filed on January 30, 2006;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005;

  •
  Our Current Reports on Form 8-K filed on October 6, 2005, October 13, 2005, November 9, 2005, November 10, 2005, November 16, 2005, November 18, 2005, December 19, 2005, December 19, 2005, December 29, 2005, January 6, 2006, January 17, 2006, January 19, 2006, January 26, 2006, January 27, 2006, February 14, 2006, March 2, 2006, March 14, 2006, and March 14, 2006;

  •
  The description of capital stock and our shareholder rights plan contained in our Form 8-A dated April 4, 2000 and filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934, as amended, including any amendments or reports filed for the purpose of updating the description;

  •
  Our Definitive Proxy Statement filed with the SEC on March 15, 2006; and

  •
  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and before termination of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed "filed" with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

        This prospectus supplement is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to the registration statement. We may file certain other legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and exhibits are also available at the SEC's Public Reference Room or through its web site.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:

    Investor Relations
    Rentech, Inc.
    1331 17th Street, Suite 720
    Denver, CO 80202
    (303) 298-8008

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference room at the following address:

    Public Reference Room
    100 F Street, N.E.
    Washington, D.C. 20549

        You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

LEGAL MATTERS

        Selected legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Certain matters of Colorado law will be passed upon for us by Holland & Hart LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Proskauer Rose LLP, New York, New York.

PROSPECTUS

$150,000,000

DEBT SECURITIES

PREFERRED STOCK

DEPOSITARY SHARES

COMMON STOCK

WARRANTS

        We may from time to time sell any combination of debt securities, common stock, preferred stock (either separately or represented by depositary shares) and warrants described in this prospectus in one or more offerings. Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005. Payment obligations under any series of debt securities may be guaranteed, on a joint and several basis, by one or more of our subsidiaries. The aggregate initial offering price of all securities sold under this prospectus will not exceed $150,000,000.

        This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

        We will sell these securities directly to one or more purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

        Our common stock trades on the American Stock Exchange under the symbol "RTK."

        You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

        Investing in our securities involves a high degree of risk. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under "Risk Factors" on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is March 30, 2006

ABOUT THIS PROSPECTUS
RENTECH, INC.
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF DEPOSITARY SHARES
CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS
LEGAL MATTERS
INTERESTS OF NAMED EXPERTS AND COUNSEL
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

i

ABOUT THIS PROSPECTUS

        This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

RENTECH, INC.

        All references in this prospectus to "Rentech," "we," "us" and "our" are to Rentech, Inc. and its direct and indirect subsidiaries, unless the context otherwise requires.

        Our mission is to develop projects and commercialize technologies that transform underutilized energy resources into valuable and clean alternative fuels, chemicals and power. We have developed and are in the process of commercializing our patented and proprietary technology, which we refer to as the "Rentech Process," for converting synthesis gas, a mixture of hydrogen and carbon monoxide derived from coal and other solid and liquid carbon-bearing materials, as well as from industrial gas and natural gas, into clean-burning, liquid hydrocarbon products, including diesel fuel, aviation fuel, naphtha and other chemicals.

        We are planning to deploy our Rentech Process by purchasing Royster-Clark Nitrogen, Inc. ("RCN"), which owns a nitrogen fertilizer plant in East Dubuque, Illinois. On November 5, 2005, Rentech Development Corporation, a wholly-owned subsidiary of Rentech, Inc., entered into a definitive Stock Purchase Agreement with Royster-Clark, Inc. for the purchase of all the issued and outstanding shares of capital stock of RCN. The East Dubuque plant is an operating integrated plant rated at 830 tons of ammonia per day. It produces ammonia, urea ammonium nitrate, nitric acid and urea, among other fertilizer products. We intend to operate the plant for the production of nitrogen fertilizer products while we add a commercially available coal gasification process that converts the plant to use synthesis gas derived from coal, instead of more expensive natural gas. In addition, we plan to add our Rentech Process to produce liquid hydrocarbon products from the excess synthesis gas produced from the coal gasification process. The converted facility is also expected to produce enough power to meet all of its needs and, if market conditions are favorable, will provide excess power for sale to the local grid. We refer to the integration of our Rentech Process with nitrogen fertilizer processes and the associated production of power as "polygeneration".

        We are also pursuing complementary or synergistic opportunities to develop alternative fuels as an adjunct to nitrogen fertilizer plant acquisitions and conversions, including one in Natchez, Mississippi, where we and a partner would construct a polygeneration facility on currently undeveloped land situated along the Mississippi River at the Port of Natchez. We are also exploring opportunities to participate with a partner in the development of additional alternative fuels projects, including biodiesel facilities, where such projects could be located near our proposed Fischer-Tropsch plants.

        We also plan to build and operate a fully integrated Fischer-Tropsch, coal-to-liquids, product development unit facility at a dormant methanol facility our subsidiary, Sand Creek Energy, LLC, owns in Commerce City, Colorado, which we believe would be able to demonstrate production of hydrocarbon products from varying feedstocks to groups that have expressed an interest in using the Rentech Process.

        In addition to our Fischer-Tropsch alternative fuels segment, we conduct our oil and gas field services segment through our wholly-owned subsidiary, Petroleum Mud Logging, Inc.

        Our executive offices are located at 1331 17th Street, Suite 720, Denver, Colorado 80202. Our telephone number is (303) 298-8008.

RISK FACTORS

        You should carefully consider the specific risks set forth under the caption "Risk Factors" in the applicable prospectus supplement and under the caption "Risk Factors" in our filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, incorporated by reference herein, before making an investment decision.

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

        Statements made in this prospectus and the information incorporated by reference into this prospectus that are not historical factual statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended; Section 27A of the Securities Act of 1933, as amended; and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "anticipate," "should" and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include, but are not limited to, those referred to under the heading "Risk Factors" above. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

RATIO OF EARNINGS TO FIXED CHARGES

        Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

	Three Months Ended December 31, 2005	Fiscal Year Ended September 30,
		2005	2004	2003	2002	2001
	(in thousands)
Ratio of earnings to fixed charges (1)(2)	—	—	—	—	—	—
Coverage deficiency	$5,628	$13,572	$6,240	$8,606	$4,687	$6,387

(1)
In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, and the estimated interest included in rental expense.

(2)
In each of the periods presented, earnings were insufficient to cover fixed charges.

USE OF PROCEEDS

        We will describe our intended use of the net proceeds from our sale of securities offered by this prospectus in the applicable prospectus supplement. Pending any specific application, we initially may invest any proceeds in short-term marketable securities.

PLAN OF DISTRIBUTION

        We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

        If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

        If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions form the purchasers for which they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

        We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof and to reimburse those persons for certain expenses.

        The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

        In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

        The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

DESCRIPTION OF DEBT SECURITIES

        This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

        We may offer under this prospectus up to $150,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $150,000,000. Unless otherwise specified in a prospectus supplement, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

        The debt securities will be issued under an indenture between us and a trustee, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

General

        The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth in an officers' certificate or a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.

        We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

  •
  the title of the debt securities;

  •
  the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the date or dates on which we will pay the principal on the debt securities at their stated maturity or otherwise;

  •
  the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

  •
  the place or places where principal of and interest on the debt securities will be payable;

  •
  the terms and conditions upon which we may redeem the debt securities;

  •
  any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

  •
  the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

  •
  the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

  •
  whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

  •
  the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

  •
  the currency of denomination of the debt securities;

  •
  the designation of the currency, currencies or currency units in which payment of principal of and interest on the debt securities will be made;

  •
  if payments of principal of or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

  •
  the manner in which the amounts of payment of principal of or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index;

  •
  any provisions relating to any security provided for the debt securities;

  •
  any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

  •
  any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

  •
  any other terms of the debt securities, which may not be consistent with the provisions of the indenture, except as described under "—Modification and Waiver," but which may modify or delete any provision of the indenture as it applies to that series; and

  •
  any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

        In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the officer's certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, preferred stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

        We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

        If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

        Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security") as set forth in the applicable prospectus supplement. Except as set forth under the heading "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

        Certificated Debt Securities.    You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

        You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

        Global Debt Securities and Book-Entry System.    Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

        The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

        Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

        So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

        We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

        We will make payments of principal of, and premium and interest on book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Our company, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

        We expect that the depositary, upon receipt of any payment of principal of or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

        We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

        We have obtained the foregoing information concerning the depositary and the depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection In the Event of a Change of Control

        Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

        We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, and may not permit any person to merge into, or convey, transfer or lease the properties and assets substantially as an entirety to us, unless:

  •
  the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

  •
  immediately after giving effect to the transaction, no event of default, and no event which, after notice or passage of time, would become an event of default, shall have occurred and be continuing under the indenture; and

  •
  certain other conditions are met.

Events of Default

        Unless otherwise provided in the establishing Board resolution, supplemental indenture or officers' certificate, event of default means, with respect to any series of debt securities, any of the following:

  •
  default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

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  default in the payment of principal of any debt security of that series when due and payable;

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  default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

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  default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

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  default in the payment of any debt (including debt securities of any other series) when it becomes due aggregating $150,000, or more, and such debt is not discharged or acceleration is not rescinded or annulled within ten days after written notice to us by the holders of such debt in the manner provided in the applicable debt instrument;

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  certain events of bankruptcy, insolvency or reorganization of our company; and

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  any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

        No event of default with respect to a particular series of debt securities (except as indicated above and as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

        If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul such declaration and its consequences if all events of default with respect to debt securities of that series, other than the non-payment of principal that has become due and payable solely as a result of such declaration of acceleration, have been waived as provided in the indenture, and we have paid or deposited with the trustee a sum sufficient to pay:

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  all overdue interest on all debt securities of that series;

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  the principal of any debt securities of that series which have become due otherwise than by such declaration of acceleration, and interest thereon;

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  interest upon any overdue principal and interest, to the extent payment thereof is lawful; and

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  all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel;

        We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

        The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

        No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

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  that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

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  the holders of 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request within 60 days of receipt of such notice, and the trustee has failed to institute the proceeding within such 60 day period.

        Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

        The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

        We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

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  change the amount of debt securities whose holders must consent to an amendment or waiver;

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  reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

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  reduce the principal of or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

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  reduce the principal amount of discount securities payable upon acceleration of maturity;

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  waive a default in the payment of the principal of or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

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  make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

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  make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of and interest on those debt securities, to institute suit for the enforcement of any such payment and to waivers or amendments, and provisions with respect to determining the currency exchange rate for certain amounts specified in the indenture in U.S. dollars; or

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  waive a redemption payment with respect to any debt security or change any provisions with respect to the redemption of any debt security.

        Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of or any interest on any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

        Legal Defeasance.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, including any mandatory sinking fund or analogous payments and interest on debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

        This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

        Defeasance of Certain Covenants.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

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  we may omit to comply with the covenant described under the heading "Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

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  any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

        The conditions include:

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  depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal and interest on and any mandatory sinking fund in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

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  delivering to the trustee an opinion of counsel confirming that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred.

        Covenant Defeasance and Events of Default.    In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

        "Foreign Government Obligations" means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

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  direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

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  obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Subsidiary Guarantees

        If specified in the prospectus supplement, certain of our subsidiaries may guarantee our obligations relating to debt securities issued under this prospectus. The specific terms and provisions of each subsidiary guarantee will be described in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

        We may issue warrants for the purchase of debt securities, common stock, preferred stock or depositary shares. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent. The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

        The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

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  the title of the warrants;

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  the aggregate number of the warrants;

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  the price or prices at which the warrants will be issued;

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  the designation, terms and number of shares of debt securities, common stock, preferred stock or depositary shares purchasable upon exercise of the warrants;

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  the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

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  the date, if any, on and after which the warrants and the related debt securities, common stock, preferred stock or depositary shares will be separately transferable;

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  the price at which each share of debt securities, common stock, preferred stock or depositary shares purchasable upon exercise of the warrants may be purchased;

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  the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

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  the minimum or maximum amount of the warrants which may be exercised at any one time;

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  information with respect to book-entry procedures, if any;

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  a discussion of certain federal income tax considerations; and

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  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF COMMON STOCK

        The following description of our common stock is only a summary. We encourage you to read our Amended and Restated Articles of Incorporation and Bylaws, which are incorporated by reference in the registration statement of which this prospectus forms a part. As of the date of this prospectus, our Articles of Incorporation authorizes us to issue 250,000,000 shares of our common stock, $.01 par value per share. As of March 15, 2006, there were 119,525,584 shares of our common stock outstanding. All outstanding shares of the common stock are fully paid and nonassessable. Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005. For more information regarding our shareholder rights plan, see the description in this prospectus under the heading, "Certain Provisions of Colorado Law and Our Charter and Bylaws—Shareholder Rights Plan."

Voting

        Each share of common stock is entitled to one vote at all shareholders' meetings. A quorum for purposes of meetings of common shareholders consists of a majority of the issued and outstanding shares of common stock. Once a quorum is established, action of a routine nature may be taken by a majority of the shares represented in person or by proxy at the meeting. Our common stock does not have cumulative voting rights in the election of directors. Our board of directors is divided into three classes, with the members of each class to be elected annually for three-year terms.

        The holders of our common stock may not take action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of shareholders unless the consent is unanimous.

        Subject to the rights of the holders of any series of preferred stock, at a meeting of shareholders called expressly for that purpose, the entire board of directors or any lesser number may be removed, with cause, by a vote of the holders of the majority voting power of our capital stock. However, the affirmative vote of holders of at least two-thirds of the voting power of our capital stock is required to remove directors for other than cause.

Dividend and Liquidation Rights

        Subject to the rights and privileges relating to any outstanding shares of our preferred stock, all outstanding shares of common stock share equally in dividends and upon liquidation. Dividends are payable at the discretion of the board of directors at such time and in such amounts as they deem advisable, subject, however, to the provisions of the laws of the State of Colorado.

Miscellaneous

        Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Our board of directors is authorized to issue shares of common stock without approval of shareholders. The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

        For a description of the provisions of our Amended Articles of Incorporation and Bylaws that could have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus under the heading, "Certain Provisions of Colorado Law and Our Charter and Bylaws."

DESCRIPTION OF PREFERRED STOCK

        The following briefly summarizes the general terms of our preferred stock. You should read the particular terms of any series of preferred stock offered by us, which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of our Amended and Restated Articles of Incorporation and the Articles of Amendment relating to each particular series of preferred stock for provisions that may be important to you. The Articles of Amendment relating the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement.

        Our board of directors is authorized, without shareholder approval, to issue up to 1,000,000 shares of preferred stock, par value $10.00 per share, (or fractions thereof) in one or more series. As of the date of this prospectus, 500,000 of such shares have been reserved for issuance under our shareholders rights plan. Our board of directors is authorized to establish from time to time a series of preferred stock with the following terms specified:

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  the number of shares to be included in the series; and

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  the designation, preferences, limitations and relative rights of the shares of the series.

        Our preferred stock will not have voting rights unless provided by the board of directors, and then only in the circumstances determined by the board of directors. Shares of preferred stock, if and when issued, may be expected to have a priority over the common stock, both as to dividends and upon liquidation.

        All shares of preferred stock offered hereby will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

        We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

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  the title and stated value of the preferred stock;

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  the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

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  the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

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  whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

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  the procedures for any auction and remarketing, if any, for the preferred stock;

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  the provisions for a sinking fund, if any, for the preferred stock;

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  the provision for redemption or repurchase, if applicable, of the preferred stock;

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  while any shares of such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends on, and upon the purchase, redemption or other acquisition by us of, our common stock, or any other class or series of our stock ranking junior to the shares of such series either as to dividends or upon liquidation;

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  any listing of the preferred stock on any securities exchange;

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  the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

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  voting rights, if any, of the preferred stock;

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  whether interests in the preferred stock will be represented by depositary shares as described below under "Description of Depositary Shares;"

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  a discussion of any material and/or special federal income tax considerations applicable to the preferred stock;

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  the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

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  any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

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  any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

        We may, at our option, elect to offer fractional or multiple shares of preferred stock, rather than single shares of preferred stock. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction or multiple of, to be described in an applicable prospectus supplement, of shares of a particular series of preferred stock. The preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable preferred stock or fraction or multiple thereof represented by the depositary share, to all of the rights and preferences of the preferred stock or other equity stock represented thereby, including any dividend, voting, redemption, conversion or liquidation rights. For an additional description of our common stock and preferred stock, see the descriptions in this prospectus under the headings "Description of Common Stock" and "Description of Preferred Stock," respectively.

        The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. The particular terms of the depositary shares offered by any prospectus supplement will be described in the prospectus supplement, which will also include a discussion of certain U.S. federal income tax consequences.

        A copy of the form of deposit agreement, including the form of depositary receipt, will be included as an exhibit to the registration statement of which this prospectus is a part or current report on Form 8-K incorporated by reference herein.

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS

        The following summarizes certain provisions of our Amended and Restated Articles of Incorporation, or Amended Articles, and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended Articles and Bylaws, copies of which are on file with the Securities and Exchange Commission as exhibits to the periodic reports previously filed by us. See "Where You Can Find More Information."

        General.    Certain provisions of our Amended Articles and Bylaws could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult, including:

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  an acquisition of us by means of a tender or exchange offer;

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  an acquisition of us by means of a proxy contest or otherwise; or

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  the removal of a majority or all of our incumbent directors.

        These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

        Classified Board.    Our Amended Articles provide that when our board of directors consists of six or more directors, the directors must be divided into three classes, as nearly equal in number as possible, with the members of only one class to be elected annually for a three-year term. There are currently seven seats on our board of directors, divided into three classes, two of which include two directors and one of which currently includes three directors.

        Election and Removal of Directors.    Our Amended Articles and Bylaws require that directors may be removed without cause only with the approval of holders of two-thirds of the voting power of our outstanding capital stock. Under our Amended Articles and Bylaws, any vacancy on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors in office. Our Amended Articles authorize up to nine members on our board of directors. The board of directors may, pursuant to a resolution adopted by a majority of the entire board, increase the size of our board up to the maximum number directors permitted under the Amended Articles and designate the directors to fill the vacancies.

        Special Meetings of Shareholders.    Under our Amended Articles, special meetings of our shareholders may be called by our president or by the holders of at least a majority of the voting power represented by the outstanding shares of our capital stock.

        Requirements for Advance Notice of Shareholder Nominations and Proposals.    A shareholder may make a nomination for the election of a director only if written notice of such shareholder's intent has been given in accordance with the Bylaws, with respect to an annual meeting, no later than the end of the fiscal year immediately preceding the annual meeting and, with respect to an election to be held at a special meeting, no later than the tenth day following the date on which notice of the special meeting was first mailed to our shareholders. To be timely, a shareholder seeking to propose business at an annual meeting must give notice of such proposal not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to the meeting or the 10th day following the first public announcement of the annual meeting date.

        Shareholder Action by Written Consent.    Our Bylaws require that actions by our shareholders without a meeting must be in writing and signed by each shareholder entitled to vote.

        No Cumulative Voting.    Our Amended Articles provide that no shareholder is permitted to cumulate its votes in the election of directors or otherwise.

        Approval of Sale of Assets.    Under our Amended Articles, the sale, lease, exchange or other disposition of all or substantially all of our property and assets must be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the capital stock then issued and outstanding, unless any class or series of stock is entitled to vote thereon as a class, in which event the authorization requires the affirmative vote of the holders of two-thirds of the shares of each class of shares entitled to vote as a class on the transaction.

        Business Combinations with Interested Stockholders.    Approval by the holders of two-thirds of the voting power of our outstanding capital stock is required for certain "business combinations" with an "interested stockholder," unless the transaction is either approved by a majority of our "continuing directors" or certain minimum price and procedural requirements are met. Generally, a "business combination" includes a merger, liquidation, recapitalization or other similar transaction or a sale of assets or stock having an aggregate "fair market value" (as defined in the Amended Articles) of $1 million or more. An "interested stockholder" generally means a beneficial owner (as defined in the Amended Articles) of more than 10% of our voting stock, certain assignees of such beneficial owners and certain affiliates of the corporation that within the preceding two years were the beneficial owner of 10% of our voting stock. A "continuing director" is defined as any member of our board who is unaffiliated with the interested stockholder and was a member of the board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended by a majority of the continuing directors then on the board. The affirmative vote of the holders of 80% or more of the voting power of the shares of each class of shares entitled to vote as a class is required to amend this provision in the Amended Articles.

        Shareholder Rights Plan.    We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of rights to purchase shares of preferred stock or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter an offer by a third party for the purchase of some or all of our outstanding securities and could have the effect of entrenching management. Pursuant to the shareholder rights plan, we amended our Articles of Incorporation to authorize the issuance of rights to 500,000 shares of Series 1998-C Participating Cumulative Preference Stock. One preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person (an "acquiring person") along with its affiliates and associates becoming the beneficial owner (as defined in the shareholder rights plan) of 15% or more of our outstanding common stock, or the commencement by such person or public announcement by such person of the intention to commence a tender or exchange offer the consummation of which would result in such person becoming an acquiring person, in each case subject to specified exceptions, Each right entitles the registered holder to purchase from us one there-hundredth of a share of Series 1998-C Participating Cumulative Preference Stock, par value $10.00 per share, at an exercise price of $12.00 per share, subject to adjustment in specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. After a person becomes an acquiring person, when a holder exercises a right, the holder will be entitled to receive common stock valued (according to the shareholder rights plan) at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $.0001 per right (which amount is subject to adjustment under certain circumstances) at any time prior to the time a person becomes an acquiring person. The shareholder rights plan and the rights expire at the close of business on December 1, 2008, if the rights are not redeemed or exchanged earlier.

        If we declare a dividend on or make a distribution with respect to our common stock, the holder of each fractional interest in the preferred stock is entitled to a dividend or distribution in an amount equal to one-third of the dividend or distribution on the common stock, subject to adjustment in certain circumstances. In the event we enter into any consolidation, merger, combination or other transaction in which shares of our common stock are exchanged for cash or other property, then each fractional interest is entitled to an amount per share equal to one-third of the amount of consideration to be received by a holder of each share of common stock, subject to adjustment in certain circumstances. A holder of each 1/300 of a share of the Series 1998-C Participating Cumulative Preference Stock would be entitled to one vote on all matters submitted to a vote of our shareholders, subject to adjustment in certain circumstances. If at any time dividends on the Series 1998-C Participating Cumulative Preference Stock are in arrears in an amount equal to six quarterly dividends thereon, all holders of preferred stock with dividends in arrears in an amount equal to six quarterly dividends thereon (voting as a single class) would have the right to elect two directors. Whenever quarterly dividends or other dividends or distributions payable on the Series 1998-C Participating Cumulative Preference Stock are in arrears, we would be in default in payment thereof, and until all accrued and unpaid dividends and distributions have been paid or set aside for payment in full, we would be prohibited from declaring or paying dividends or making any other distributions on, or, subject to certain exceptions, redeeming, purchasing or otherwise acquiring, shares of stock ranking junior to the preferred stock as to dividends or upon liquidation, dissolution or winding up. No share rights or shares of preferred stock have been issued under the shareholder rights plan.

        Restrictions regarding Personal Holding Company Status.    Our Amended Articles provide that any person who beneficially owns or intends to acquire an aggregate of more than 5%, or increase his ownership to more than 5%, of our common stock or other securities must submit a proposal to our board of directors at least 20 days before the proposed effective date of the transaction. Within 20 days of receipt of such proposal, we in our sole discretion have the right to disapprove the proposed acquisition if we determine in good faith that the transaction could or reasonably might, within a period of two years following the proposed date of the transaction, cause us to be classified as a personal holding company under the Internal Revenue Code of 1986, as amended.

        Limitations on Liability.    Our Amended Articles provide that no person who is or was a director will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions under the Colorado Business Corporation Act. Our Amended Articles also provide for the indemnification of our directors and officers to the fullest extent authorized by the Colorado Business Corporation Act. This indemnification includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, subject to certain conditions, including delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. We have also obtained policies of directors' and officers' liability insurance. This policy insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. The existence of such limitation on liability, indemnification and insurance may impede a change of control of us to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.

LEGAL MATTERS

        Amanda M. Darby, General Counsel to Rentech, has issued an opinion about certain legal matters with respect to any common stock and preferred stock offered hereby. Latham & Watkins LLP, Los Angeles, has issued an opinion about certain legal matters with respect to any debt securities, guarantees, warrants and depositary shares offered hereby.

INTERESTS OF NAMED EXPERTS AND COUNSEL

        Ms. Darby holds options to purchase up to 65,000 shares of our common stock.

EXPERTS

        The financial statements and management's report on the effectiveness of internal control over financial reporting incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 2005 in this prospectus have been audited by Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The financial statements of Royster-Clark Nitrogen, Inc. as of December 31, 2005 and 2004, and for the 163-day period ended December 31, 2005, the 202-day period ended July 21, 2005, and the years ended December 31, 2004 and 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        KPMG LLP's audit report refers to transactions that occurred as of July 22, 2005 which require financial information for the periods after July 22, 2005 to be presented on a different cost basis than that for periods prior to that date and therefore are not comparable. Their audit report also refers to the restatement of net sales, cost of sales, and selling, general and administrative expenses for the 202-day period ended July 21, 2005 and net sales and cost of sales for the years ended December 31, 2004 and 2003.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC's public reference room at the following address:

  Public Reference Room
  100 F Street, N.E.
  Washington, D.C. 20549

        You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating certain information about us that we have filed with the Securities and Exchange Commission by reference in this prospectus, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus.

        We incorporate by reference the following documents we have filed, or may file, with the SEC:

  •
  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, as amended by Amendment No. 1 on Form 10-K/A filed on January 31, 2006;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005;

  •
  Our Current Reports on Form 8-K filed on October 6, 2005, October 13, 2005, November 9, 2005, November 10, 2005, November 16, 2005, November 18, 2005, December 19, 2005, December 19, 2005, December 29, 2005, January 6, 2006, January 17, 2006, January 19, 2006, January 26, 2006, January 27, 2006; February 14, 2006; March 2, 2006; March 14, 2006; and March 14, 2006;

  •
  The description of capital stock and shareholder rights plan contained in our Form 8-A dated April 4, 2000 and filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating the description;

  •
  Our Definitive Proxy Statement filed with the SEC on March 15, 2006; and

  •
  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed "filed" with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

        This prospectus is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and exhibits are also available at the SEC's Public Reference Room or through its web site.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Investor Relations
    Rentech, Inc.
    1331 17th Street, Suite 720
    Denver, CO 80202
    (303) 298-8008

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.